Exhibit 99(a)

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd., or BTMU, Mitsubishi UFJ Trust and Banking Corporation, or MUTB, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., or MUSHD, an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers in Japan and abroad.

For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information and risk-adjusted capital ratios. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.

In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios and liquidity coverage ratios of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.

Financial Results for the Six Months Ended September 30, 2017 Compared to the Six Months Ended September 30, 2016

Net income attributable to Mitsubishi UFJ Financial Group increased ¥39.8 billion to ¥790.7 billion for the six months ended September 30, 2017 from ¥750.9 billion for the same period of the previous fiscal year. The overall credit quality of our loan portfolio improved particularly as the continued gradual recovery of economic conditions in Japan has positively affected the financial performance of domestic corporate borrowers in recent periods. In addition, our business and results of operations, as well as our assets and liabilities, continued to be affected by fluctuations in interest rates and foreign currency exchange rates. The Japanese yen depreciated against the U.S. dollar and other major currencies, positively affecting the translated Japanese yen amount of earnings from our foreign activities. As long-term interest rates in the United States were higher, interest rate spread in foreign activities widened. However, higher long-term interest rates in the United States and Japan negatively affected the fair values of trading account securities, such as sovereign bonds, as well as the fair values of interest rate derivatives. In addition, higher stock prices in Japan adversely impacted the fair values of equity contracts designed to hedge against downside price fluctuations.

The following table presents some key figures relating to our financial results:

	Six months ended September 30,
	2016	2017
	(in billions, except per share data)
Net interest income	¥1,105.4	¥1,120.2
Credit for credit losses	58.7	186.6
Non-interest income	1,251.8	1,077.4
Non-interest expense	1,410.1	1,369.8
Income before income tax expense	1,005.8	1,014.4
Net income before attribution of noncontrolling interests	753.3	780.1
Net income attributable to Mitsubishi UFJ Financial Group	750.9	790.7
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	54.84	59.05

Our net income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2017 mainly reflected the following:

Net interest income.    Net interest income increased ¥14.8 billion to ¥1,120.2 billion for the six months ended September 30, 2017 from ¥1,105.4 billion for the same period of the previous fiscal year. The increase was primarily to higher volumes of, and higher interest rates on, foreign loans and foreign deposits in other banks.

Credit for credit losses.    Credit for credit losses improved ¥127.9 billion to ¥186.6 billion for the six months ended September 30, 2017 from ¥58.7 billion for the same period of the previous fiscal year. This primarily reflected the continued improvement in the overall credit quality of our commercial loan portfolio. We may need to recognize provisions for credit losses for our commercial loan portfolio and other loan portfolios in future periods if the credit quality of borrowers in particular industry sectors deteriorates or if the financial condition of our borrowers are adversely impacted by fluctuations in economic conditions in Japan, the United States, Thailand and other jurisdictions.

Non-interest income.    Total non-interest income decreased ¥174.4 billion to ¥1,077.4 billion for the six months ended September 30, 2017 from ¥1,251.8 billion for the same period of the previous fiscal year. This decrease was mainly due to lower trading account profits on interest rate and other derivative contracts, which reflected the lower fair values of equity contracts and interest rate contracts. This decrease was partially offset by higher net investment securities gains, primarily reflecting higher stock prices in Japan and the sales of Japanese government bonds held in our investment securities portfolio.

Non-interest expense.    Total non-interest expense decreased ¥40.3 billion to ¥1,369.8 billion for the six months ended September 30, 2017 from ¥1,410.1 billion for the same period of the previous fiscal year. This decrease in non-interest expense was mainly attributable to lower other non-interest expenses in the six months ended September 30, 2017 compared to the six months ended September 30, 2016, when we recorded a relatively high provision for an off-balance sheet credit instrument issued to a large borrower in the domestic electronics manufacturing industry and contingent liabilities relating to regulatory matters.

Core Business Groups

The following table sets forth the relative contributions of our five core business groups and Other to operating profit for the six months ended September 30, 2016 and 2017 based on our business segment information:

	Customer Business					Global Markets Business Group	Other	Total
	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)
	(in billions)
Six months ended September 30, 2016:
Net revenue	¥584.0	¥495.6	¥578.1	¥82.6	¥1,661.6	¥348.4	¥5.2	¥2,015.2
Operating expenses	479.7	282.8	372.3	52.9	1,118.7	101.3	79.0	1,299.0

Operating profit (loss)	¥104.3	¥212.8	¥205.8	¥29.7	¥542.9	¥247.1	¥(73.8)	¥716.2

Six months ended September 30, 2017:
Net revenue	¥599.8	¥480.4	¥633.6	¥91.3	¥1,712.3	¥319.8	¥28.3	¥2,060.4
Operating expenses	474.9	290.2	426.7	57.5	1,172.9	112.6	86.1	1,371.6

Operating profit (loss)	¥124.9	¥190.2	¥206.9	¥33.8	¥539.4	¥207.2	¥(57.8)	¥688.8

Note:

(1)

Each of the Corporate Banking Business Group and the Global Business Group includes ¥78.7 billion of net revenue, ¥69.0 billion of operating expenses and ¥9.7 billion of operating profit relating to the overseas Japanese corporate business for the six months ended

September 30, 2016, and ¥92.8 billion of net revenue, ¥76.4 billion of operating expenses and ¥16.4 billion of operating profit relating to the same business for the six months ended September 30, 2017. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business. For further information, see Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Our business segment information is based on financial information prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with U.S. GAAP.

Summary of Our Financial Condition as of September 30, 2017 compared to March 31, 2017

The following table presents some key asset figures:

	March 31, 2017	September 30, 2017
	(in trillions)
Total assets	¥297.19	¥300.40
Net loans	117.03	117.32
Loans, net of unearned income, unamortized premiums and deferred loan fees	118.21	118.24
Allowance for credit losses	(1.18)	(0.92)
Investment securities	43.23	40.61
Available-for-sale securities	39.09	36.83
Held-to-maturity securities	3.59	3.23
Trading account assets	41.32	41.39
Trading securities	22.49	25.13
Trading derivative assets	18.83	16.26
Interest-earning deposits in other banks	38.33	39.13
Cash and due from banks	25.68	30.99

The increase in total assets of ¥3.21 trillion is primarily due to an increase in cash and due from banks, partially offset by a decrease in investment securities.

Total loans outstanding increased ¥0.03 trillion to ¥118.24 trillion as of September 30, 2017 from ¥118.21 trillion as of March 31, 2017. The average total balance of loans decreased ¥0.37 trillion to ¥117.32 trillion for the six months ended September 30, 2017 from ¥117.69 trillion for the same period of the previous fiscal year. Of the total loan balance as of September 30, 2017, domestic loans represented 55.6%, and foreign loans represented 44.4%. Between March 31, 2017 and September 30, 2017, domestic loans decreased ¥1.10 trillion primarily due to decreases in loans outstanding to manufacturing companies, financial institutions and governmental institutions. Between the same dates, foreign loans increased ¥1.12 trillion mainly due to an increase in loans outstanding to some large financial institutions.

Total investment securities decreased ¥2.62 trillion to ¥40.61 trillion as of September 30, 2017 from ¥43.23 trillion as of March 31, 2017. This was primarily due to the sales and redemptions of Japanese government bonds held in our investment securities portfolio.

Cash and due from banks increased ¥5.31 trillion to ¥30.99 trillion as of September 30, 2017 from ¥25.68 trillion as of March 31, 2017, mainly due to an increase in deposits with the Bank of Japan.

The following table presents some key liability figures:

	March 31, 2017	September 30, 2017
	(in trillions)
Total liabilities	¥282.42	¥284.92
Total deposits	190.40	191.78
Domestic	144.84	145.15
Overseas	45.56	46.63
Short-term borrowings	34.91	35.79
Trading account liabilities	18.79	16.42
Long-term debt	27.74	30.13

Total liabilities increased ¥2.50 trillion to ¥284.92 trillion as of September 30, 2017 from ¥282.42 trillion as of March 31, 2017. The increase was mainly due to increases in long-term debt and overseas deposits, partially offset by a decrease in trading account liabilities. The increase in long-term debt was mainly attributable to additional issuances of bonds to fund our foreign activities. The increase in overseas deposits reflected the larger deposits from corporate clients as well as the impact of the depreciation of the Japanese yen against the U.S. dollar and other major currencies on the translated Japanese yen value of such deposits. The decrease in trading account liabilities was mainly attributable to a decrease in the fair values of interest rate derivatives in our securities subsidiaries, reflecting the rise in the underlying interest rates.

The following table presents some key shareholders’ equity figures:

	March 31, 2017	September 30, 2017
	(in trillions)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥13.99	¥14.75
Capital Surplus	5.96	5.82
Retained earnings	4.17	4.84
Accumulated other comprehensive income, net of taxes	2.28	2.51

Capital Ratios

MUFG’s Common Equity Tier 1 capital ratio, Tier 1 capital ratio and total capital ratio calculated in accordance with Basel III requirements as adopted by the Japanese Financial Services Agency, or the FSA, were 12.14%, 13.72% and 16.33% as of September 30, 2017, respectively, compared to 11.76%, 13.36% and 15.85% as of March 31, 2017, respectively. As of March 31, 2017 and September 30, 2017, MUFG was required to maintain minimum Common Equity Tier 1 capital, Tier 1 capital and total capital ratios of 4.50%, 6.00% and 8.00%, respectively, plus a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75%. The underlying figures for these ratios were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Leverage Ratios

MUFG’s leverage ratio in accordance with Basel III as of September 30, 2017, was 4.92%, compared to 4.81% as of March 31, 2017. The minimum leverage ratio requirement endorsed by the Group of Central Bank Governors and Heads of Supervision is 3%. The underlying figures for the ratio were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Liquidity Coverage Ratios

MUFG’s Liquidity Coverage Ratio, or LCR, in accordance with Basel III as adopted by the FSA for the three months ended September 30, 2017 was 145.4%, compared to 137.9% for the three months ended March 31,

2017 and 140.9% for the three months ended June 30, 2017. MUFG was required to maintain a minimum LCR of 80% during the period from January 1, 2017 to December 31, 2017. The underlying figures for the ratio were calculated in accordance with Japanese banking regulations.

Business Environment

Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

General Economic Conditions

During the six months ended September 30, 2017, the global economy stayed on a moderately improving trend. Uncertainties grew, however, concerning future global economic trends in light of recent changes in economic and monetary policies and geopolitical developments in various jurisdictions, which have caused uncertainty in the financial market.

Japan’s economy grew at a moderate pace during the six-month period ended September 30, 2017. The quarter-on-quarter real gross domestic product, or GDP, growth rate was 0.7% for the quarter ended June 30, 2017 and 0.6% for the quarter ended September 30, 2017. The year-over-year real GDP growth rate was 1.6% for the quarter ended June 30, 2017 and 2.1% for the quarter ended September 30, 2017. Capital investment contributed to the GDP growth, although private consumption lacked momentum. Japan’s Consumer Price Index fluctuated between 0.0% and 0.2% on a month-on-month basis and between 0.4% and 0.7% on a year-over-year basis for the six months ended September 30, 2017. During the same period, the unemployment rate in Japan decreased to 2.8% for September 2017, the lowest level since September 1994 and a 0.2 percentage point decrease from September 2016. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan from April 2017 to September 2017 was 4,197, an increase of 3.4% from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2017 were ¥762 billion, an increase of 12.8% from the same period of the previous year. The Japanese economy remains subject to weak consumer confidence, increasing public debt and various other factors that could adversely affect its growth.

The U.S. economy expanded with the quarter-on-quarter real GDP growth rate being 3.1% for the quarter ended June 30, 2017 and 3.2% for the quarter ended September 30, 2017. The year-over-year real GDP growth rate was 2.2% for the quarter ended June 30, 2017 and 2.3% for the quarter ended September 30, 2017. During the quarter ended September 30, 2017 compared to the immediately preceding quarter, personal consumption increased 2.2% and equipment investment also increased 10.8%, while residential investment decreased 4.7%. The unemployment rate decreased from 4.9% in September 2016 to 4.2% in September 2017. The long-term prospects of the U.S. economy remain uncertain in light of the relative lack of strength in some recent economic indicators and the changes in the government’s economic and trade policies as well as foreign and security policies.

The Eurozone’s economic growth continued at a slow rate with the quarter-on-quarter real GDP growth rate being 0.7% for the quarter ended June 30, 2017 and 0.6% for the quarter ended September 30, 2017. The year-over-year real GDP growth rate was 2.4% for the quarter ended June 30, 2017 and 2.6% for the quarter ended September 30, 2017. The unemployment rate in the Eurozone declined during the six months ended September 30, 2017 to 8.9% in September 2017. The Eurozone economy remains subject to various uncertainties, including the United Kingdom’s potential withdrawal from the European Union.

In Asia excluding Japan, economic growth slowed. China’s quarter-on-quarter real GDP growth rate was 1.8% for the quarter ended June 30, 2017 and 1.7% for the quarter ended September 30, 2017. China’s year-over-year real GDP growth rate was 6.9% for the quarter ended June 30, 2017 and 6.8% for the quarter ended September 30, 2017. The quarter-on-quarter real GDP growth rates of Thailand, Indonesia and the Philippines were 1.4%, 4.0% and 2.0%, respectively, for the quarter ended June 30, 2017, and 1.0%, 3.18% and 1.3%, respectively, for the quarter ended September 30, 2017. The year-over-year real GDP growth rates of Thailand, Indonesia and the Philippines were 3.8%, 5.0% and 6.7%, respectively, for the quarter ended June 30, 2017, and 4.3%, 5.1% and 6.9%, respectively, for the quarter ended September 30, 2017. Although some economies in Asia, including Indonesia, grew at relatively high rates, China’s economic growth continued to decelerate. Thailand’s economy also grew at a slower pace with moderate growth in private consumption.

Interest Rates

The yield on 10-year Japanese government bonds remained positive for most of the six-month period ended September 30, 2017, ranging from negative 0.009% to positive 0.104%. However, interest rates remained at historically low levels in Japan. The Bank of Japan maintained a “quantitative and qualitative monetary easing with negative interest rates” policy until September 2016. Under this policy, the Bank of Japan increased its aggregate holding of Japanese government bonds by approximately ¥80 trillion each year and applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, aiming to achieve the price stability target of 2%. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. The yield on 10-year Japanese government bonds was 0.070% on March 31, 2017 and 0.068% on September 29, 2017. The yield currently fluctuates around 0.05%.

In the United States, the FRB raised the target range for the federal funds rate to between1.0% and 1.25% in June 2017 and then to between 1.25% and 1.50% in December 2017. The 10-year U.S. Treasury bond yield decreased from 2.4% at the end of March 2017 to 2.05% at the end of September 2017, while fluctuating between 2.0387% and 2.497% during the period. The yield increased to around 2.5% in December 2017 as the stock market gained momentum. The yield currently fluctuates around 2.45%.

The yield on 10-year German Bunds increased from 0.328% at the end of March 2017 to 0.464% as of September 29, 2017, while fluctuating between 0.156% and 0.603% during the period. The yield currently fluctuates around 0.42%. The yield on 10-year French Obligations Assimilables du Trésor decreased from 0.970% at the end of March 2017 to 0.743% as of September 29, 2017, while fluctuating between 0.58% and 0.97% during the period. The yield currently fluctuates around 0.75%.

Foreign Currency Exchange Rates

The Japanese yen depreciated against the U.S. dollar from ¥111.39 to the U.S. dollar as of March 31, 2017 to ¥112.51 to the U.S. dollar as of September 29, 2017, while fluctuating between ¥107.84 to the U.S. dollar and ¥114.28 to the U.S. dollar during the period. The Japanese yen has since been fluctuating around ¥112.50 to the U.S. dollar.

Similarly, the Japanese yen was on a generally depreciating trend against the euro for the six months ended September 30, 2017, with the exchange rate increasing from ¥118.67 to the euro as of March 31, 2017 to ¥132.92 to the euro as of September 29, 2017. The Japanese yen has since been fluctuating around ¥133 to the euro.

The Japanese yen was on a generally depreciating trend against the Thai baht for the six months ended September 30, 2017, with the exchange rate increasing from ¥3.24 to the Thai baht as of March 31, 2017 to ¥3.37 to the Thai baht as of September 30, 2017. The Japanese yen has since been on a depreciating trend against the Thai baht, currently fluctuating around ¥3.45 to the Thai baht.

Stock and Real Estate Prices

The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥18,909.26 on March 31, 2017 to ¥20,356.28 on September 30, 2017. On June 2, 2017, the closing price of the Nikkei Stock Average exceeded ¥20,000 for the first time since December 2015. The closing price of the Nikkei Stock Average reached ¥23,849.99, on January 9, 2018, the highest closing price since November 1991, and has since been fluctuating at that level. The Japanese stock market has been positively affected by the recent stock price momentum in the United States.

According to a land price survey conducted by the Japanese government, between July 1, 2016 and July 1, 2017, the average residential land price in Japan declined 0.6%, and the average commercial land price in Japan increased 0.5%. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, between July 1, 2016 and July 1, 2017, the average residential land price increased 0.4% and the average commercial land price also increased 3.5%. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, between July 1, 2016 and July 1, 2017, the average residential land price decreased 1.0% and the average commercial land price also decreased 0.6%.

Recent Developments

Between April 1, 2017 and the date of this report, we continued to pursue a strategy to improve our operational efficiency and financial performance and achieve sustainable growth. We plan to continue to strengthen our management structure, while selectively reviewing and considering growth opportunities that will enhance our global competitiveness. We will also continue to monitor regulatory developments and pursue prudent transactions that will create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In order to respond to the increasingly complex market and legal risks, we continue to endeavor to enhance our compliance and internal control frameworks.

Implementation of Share Repurchase Programs and Cancellation of Purchased Shares

During November 2017 and December 2017, we repurchased 127,666,900 shares of our common stock for ¥99,999,957,675 under a share repurchase program that was adopted in November 2017 and completed in December 2017. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 200,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 15, 2017 and December 31, 2017 and to cancel the repurchased shares. We plan to cancel all of the repurchased shares on January 22, 2018. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2017, we estimate that the repurchased shares would result in a decline in each of our Common Equity Tier 1 capital ratio, our Tier 1 capital ratio and our total capital ratio by approximately 0.1 percentage point.

During May 2017 and June 2017, we repurchased 141,158,900 shares of our common stock for ¥99,999,941,022 under a share repurchase program that was adopted in May 2017 and completed in June 2017. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 200,000,000 shares of our common stock and an aggregate of ¥100.0 billion between May 16, 2017 and June 30, 2017 and to cancel the repurchased shares. We cancelled all of the repurchased shares on July 20, 2017.

The purposes of the above two programs were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.

Redemption of Preferred Securities Issued by Special Purpose Company

In December 2017, we decided to redeem in full ¥150.0 billion of Japanese yen-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called

MUFG Capital Finance 6 Limited. The effective date of the planned redemption is January 25, 2018. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2017, we estimate that the planned redemption would result in a decline in each of our Tier 1 capital ratio and our total capital ratio by approximately 0.1 percentage point.

Issuances of Senior Debt Securities for TLAC Purposes

During and after the six months ended September 30, 2017, we issued $4.2 billion, or ¥470.9 billion, €1.1 billion, or ¥141.2 billion, and AU$0.2 billion, or ¥18.9 billion, aggregate principal amount of senior notes that were intended to qualify as Total Loss Absorbing Capacity, or TLAC, debt. Since our first issuance of senior notes intended to qualify as TLAC debt in March 2016, we have issued approximately ¥2,202.0 billion aggregate principal amount of such senior notes.

Under the Financial Stability Board’s TLAC standard, we are required to hold TLAC debt in an amount not less than 16% of our risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022. We plan to issue additional senior debt securities intended to qualify as TLAC debt to meet the requirements, although TLAC requirements for Japanese financial institutions, including us, have not yet been finalized. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Issuances of Basel III-Compliant Domestic Subordinated Bonds

In October 2017, we issued, in a public offering in Japan, ¥320.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator. Since our first issuance of unsecured perpetual subordinated Additional Tier 1 notes with similar terms in March 2015, we have issued ¥1,270.0 billion aggregate principal amount of such notes, including the October 2017 issuance. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Strategic Investment in Bank Danamon in Indonesia

In December 2017, BTMU entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. and other affiliated entities to acquire their equity interests in PT Bank Danamon Indonesia, Tbk, or Danamon, subject to applicable regulatory approvals. This strategic acquisition of Danamon is being executed in three steps. In Step 1, BTMU acquired an initial 19.9% equity interest in Danamon on December 29, 2017 for an aggregate purchase price of IDR 15.875 trillion, or ¥133.4 billion, based on a price of IDR 8,323, or ¥70, per share . In Step 2, BTMU intends to seek regulatory and other relevant approvals to acquire an additional 20.1% equity interest to increase its equity interest in Danamon to 40%. The additional acquisition upon receipt of applicable approvals is expected to be completed between April 2018 and September 2018. Upon completion of Step 2, BTMU intends to seek the necessary approvals to increase its equity interest in Danamon above 40% in a transaction that is designed to provide an opportunity for all of the other existing Danamon shareholders to either remain as shareholders or receive cash from BTMU. Upon the closing of Step 3, BTMU aims to increase its equity interest in Danamon to above 73.8%.

This investment is part of our strategic plan to expand our presence in Asia and Oceania and contribute to the economic growth in the region. The investment is expected to enable us to leverage our financial strength, relationships with Japan’s leading companies, and global network as well as our product and sectorial expertise to further enhance our growth strategy. In our capacity as a long-term shareholder, we aim to build on Danamon’s established and respected brand franchise to foster synergies and enhance Danamon’s position as a leading and prominent Indonesian bank that remains committed to delivering high quality services to its customers.

Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Danamon provides banking and financial products and services to consumer, micro-finance, small and medium enterprise, and corporate customers, with a network of approximately 1,800 offices in Indonesia. Asia Financial (Indonesia) Pte. is a wholly-owned subsidiary of Fullerton Financial Holdings Pte. Ltd. and makes strategic investments and maintains operations in the financial and related services sector of emerging markets. Fullerton Financial Holdings Pte. is a wholly owned portfolio company of Temasek Holdings (Private) Limited, an investment company headquartered in Singapore.

Planned Functional Realignment of Subsidiaries

In October 2017, MUTB and BTMU agreed to transfer MUTB’s corporate loan-related businesses to BTMU, effective April 16, 2018. Through such transfer, the corporate loan–related businesses within the MUFG group will be integrated into BTMU. MUTB will operate as the MUFG group’s primary asset management and administration subsidiary, while seeking to further strengthen its real estate, pension and estate administration services. These plans are part of our strategies to adapt to changes in the domestic and global business environment surrounding MUFG and to provide competitive value-added services that meet our customers’ diversified and sophisticated needs.

In May 2017, we announced plans to transfer MUTB’s corporate loan, project finance, real estate finance, and related foreign exchange and remittance operations to BTMU and to change BTMU’s corporate name to “MUFG Bank, Ltd.” We also announced plans for MUTB to acquire BTMU’s 15% equity interest and MUSHD’s 34% equity interest in Mitsubishi UFJ Kokusai Asset Management Co., Ltd. in or around April 2018 to make the asset management company a wholly owned subsidiary of MUTB. These plans followed the transfer to MUTB of the shares of Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A. held by BTMU in May 2017 to make the Luxembourg company a wholly owned subsidiary of MUTB.

Sale of Shares in CIMB Group Holdings Berhad

In September 2017, BTMU sold its shares in CIMB Group Holdings Berhad, or CIMB, a Malaysia-based financial group, for approximately 2,557.0 million Malaysian Ringgit, or approximately ¥68.0 billion. The sale was part of our strategic initiatives announced in May 2017 to improve our capital management and profitability in light of the heightened regulatory standards and changes in the business environment for global financial institutions. CIMB remains one of our most important business alliance partners in the ASEAN region.

Share Purchase to Make Mitsubishi UFJ NICOS a Wholly Owned Subsidiary

In October 2017, we acquired all of Norinchukin Bank’s 15.02% equity interest in Mitsubishi UFJ NICOS for ¥50.0 billion in cash to make Mitsubishi UFJ NICOS a wholly owned subsidiary pursuant to our agreement with Norinchukin Bank in May 2017. We also agreed to strengthen our strategic retail business alliance with Norinchukin Bank in a wide range of areas, including settlement solutions and marketing. See Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Implementation of Measures to Comply with U.S. Enhanced Prudential Standards

Effective July 1, 2017, BTMU and MUTB transferred their ownership interests in their U.S. subsidiaries, namely, BTMU Leasing & Finance, Inc., BTMU LF Capital LLC, MUFG Capital Analytics LLC,

and MUFG Investor Services (US) LLC, to MUAH, our U.S. intermediate holding company. As a result of the ownership transfer transactions, MUFG and BTMU hold 4.89% and 95.11%, respectively, of the ownership interest in MUAH. Prior to the transactions, MUFG and BTMU held 3.8% and 96.2%, respectively, of the ownership interest in MUAH. Resources and management attention are being expended to implement an appropriate governance structure with an effective internal control system for our U.S. bank and non-bank subsidiaries and affiliates to comply with applicable regulatory requirements.

Tax Reform Legislation in the United States

In December 2017, the U.S. President signed into law the tax reform bill generally referred to as the Tax Cuts and Jobs Act. Most of the provisions of the Tax Cuts and Jobs Act went into effect on January 1, 2018, including a reduction in the corporate tax rate from 35% to 21%. We expect the Tax Cuts and Jobs Act to impact, among other things, our deferred tax assets and deferred tax liabilities. We continue to assess the nature and extent of these and other consequences of the application of the Tax Cuts and Jobs Act to us.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include our allowance for credit losses, impairment of investment securities, allowance for repayment of excess interest, valuation of deferred tax assets, accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in billions)
Interest income	¥1,465.6	¥1,602.1
Interest expense	360.2	481.9

Net interest income	1,105.4	1,120.2

Credit for credit losses	58.7	186.6
Non-interest income	1,251.8	1,077.4
Non-interest expense	1,410.1	1,369.8

Income before income tax expense	1,005.8	1,014.4
Income tax expense	252.5	234.3

Net income before attribution of noncontrolling interests	¥753.3	¥780.1
Net income (loss) attributable to noncontrolling interests	2.4	(10.6)

Net income attributable to Mitsubishi UFJ Financial Group	¥750.9	¥790.7

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2017 are discussed in further detail below.

Net Interest Income

The following table is a summary of the interest rate spread for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016			2017
	Average balance	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥146,106.6	¥507.5	0.69%	¥144,134.7	¥519.5	0.72%
Foreign	95,792.5	958.1	2.00	93,455.0	1,082.6	2.31

Total	¥241,899.1	¥1,465.6	1.21%	¥237,589.7	¥1,602.1	1.34%

Financed by:
Interest-bearing liabilities:
Domestic	¥164,357.6	¥(142.6)	0.17%	¥171,172.2	¥(176.4)	0.21%
Foreign	57,048.1	(217.6)	0.76	59,995.1	(305.5)	1.02

Total	221,405.7	(360.2)	0.32	231,167.3	(481.9)	0.42
Non-interest-bearing liabilities	20,493.4			6,422.4

Total	¥241,899.1		0.30%	¥237,589.7		0.40%

Net interest income and interest rate spread		¥1,105.4	0.89%		¥1,120.2	0.92%
Net interest income as a percentage of total interest-earning assets			0.91%			0.94%

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Net interest income increased ¥14.8 billion to ¥1,120.2 billion for the six months ended September 30, 2017 from ¥1,105.4 billion for the six months ended September 30, 2016. The increase was primarily attributable to higher volumes of, and higher interest rates on, foreign loans and foreign deposits in other banks. In the United States, both long-term and short-term interest rates were higher for the six months ended September 30, 2017, compared to the same period of the previous fiscal year. Our average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 3 basis points, reflecting the wider interest rate spread on our foreign assets and liabilities.

Interest income increased ¥136.5 billion to ¥1,602.1 billion for the six months ended September 30, 2017 from ¥1,465.6 billion for the same period of the previous fiscal year. Domestic interest income increased

¥12.0 billion mainly due to higher interest rates on domestic loans, reflecting higher long-term interest rates in Japan. Foreign interest income increased ¥124.5 billion primarily due to higher volumes of, and higher interest rates on, foreign loans and foreign deposits in other banks.

Interest expense increased ¥121.7 billion to ¥481.9 billion for the six months ended September 30, 2017 from ¥360.2 billion for the same period of the previous fiscal year. Domestic interest expense increased ¥33.8 billion primarily due to additional issuances of bonds and higher U.S. dollar funding rates to fund our foreign activities. Foreign interest expense increased ¥87.9 billion mainly due to higher volumes of, and higher interest rates on, foreign deposits.

The average interest rate spread increased 0.03 percentage points to 0.92% for the six months ended September 30, 2017 from 0.89% for the six months ended September 30, 2016. The average interest rate spread on domestic activities decreased 0.01 percentage point to 0.51% from 0.52%, while the average interest rate spread on foreign activities increased 0.05 percentage points to 1.29% from 1.24%. The decrease in the average interest rate spread on domestic activities reflected higher U.S. dollar funding rates in Japan. The increase in the average interest rate spread on foreign activities mainly reflected higher lending rates and higher interest rates on foreign deposits in other banks, more than offsetting the impact of higher interest rates on foreign deposits.

The average yield on 10-year Japanese government bonds rose to around 0.041% for the six months ended September 30, 2017 from a negative average yield of around 0.126% for the same period of the previous year. Since September 2016, the Bank of Japan maintained a “quantitative and qualitative monetary easing with yield curve control” policy, which is a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. If the policy is maintained in Japan for an extended period, market interest rates may decline again, and our interest rate spread on domestic activities will likely continue to be under severe pressure. On the other hand, in the United States, the FRB raised the target range for the federal funds rate to between 1.00% and 1.25% in June 2017 and further to between 1.25% and 1.50% in December 2017. The FRB may decide to raise it further in the coming months, which may provide an opportunity to improve our interest rate spread but which may adversely impact the value of some of our interest-earnings assets and the costs relating to some of our interest-bearing liabilities. See “—Business Environment.”

The average balance of interest-earning assets decreased ¥4.31 trillion to ¥237.59 trillion for the six months ended September 30, 2017 from ¥241.90 trillion for the six months ended September 30, 2016. The average balance of domestic interest-earning assets decreased ¥1.98 trillion mainly due to a decrease in the balance of our available-for-sale Japanese government bond portfolio as we continued to reduce our holdings of Japanese government bonds as part of our asset and liability management and interest rate risk management strategies. The lower average balance of domestic interest-earning assets was also due to a decrease in the average balance of domestic loans, primarily reflecting repayments of loans by large manufacturers and financial institutions. The average balance of foreign interest-earning assets decreased ¥2.33 trillion mainly due to a decrease in the balances of trading account assets, particularly U.S. Treasury bonds as interest rates rose in the United States. This decrease was partially offset by increases in foreign currency-denominated loans and deposits in other banks as well as the positive impact of the depreciation of the Japanese yen against other major currencies on the translated Japanese yen values of such assets.

The average balance of interest-bearing liabilities increased ¥9.76 trillion to ¥231.17 trillion for the six months ended September 30, 2017 from ¥221.41 trillion for the six months ended September 30, 2016. The average domestic interest-bearing liabilities increased ¥6.81 trillion mainly due to additional issuances of bonds to fund our foreign activities and an increase in the balance of domestic deposits. The average foreign interest-bearing liabilities increased ¥2.95 trillion mainly due to an increase in foreign deposits from corporate clients as well as the positive impact of the depreciation of the Japanese yen against other major currencies on the translated Japanese yen values of such liabilities.

Provision (credit) for credit losses

Provision (credit) for credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision (credit) for credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in billions)
Fees and commissions income:
Fees and commissions on deposits	¥27.5	¥27.1
Fees and commissions on remittances and transfers	83.7	82.9
Fees and commissions on foreign trading business	35.3	37.0
Fees and commissions on credit card business	96.6	103.0
Fees and commissions on security-related services	110.1	127.2
Fees and commissions on administration and management services for investment funds	77.3	80.6
Trust fees	51.0	55.1
Guarantee fees	20.9	21.6
Insurance commissions	33.3	25.3
Fees and commissions on real estate business	17.1	18.1
Other fees and commissions	135.1	124.0

Total	687.9	701.9
Foreign exchange losses—net	(20.7)	(3.0)
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts	41.3	(192.9)
Net profits on trading account securities, excluding derivatives	243.5	262.3

Total	284.8	69.4
Investment securities gains—net:
Net gains on sales of available-for-sale securities:
Debt securities	56.5	74.6
Marketable equity securities	96.3	101.1
Impairment losses on available-for-sale securities:
Debt securities	(0.1)	(0.1)
Marketable equity securities	(31.9)	(6.0)
Other	6.2	6.5

Total	127.0	176.1
Equity in earnings of equity method investees—net	128.5	88.7
Other non-interest income	44.3	44.3

Total non-interest income	¥1,251.8	¥1,077.4

Non-interest income consists of the following:

Fees and commissions income

Fees and commissions income consist of the following:

•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

•	Fees and commissions on credit card business consist of fees and commissions related to the credit card business such as interchange income, annual fees, royalty and other service charges from franchisees.

•	Fees and commissions on security-related services primarily consist of fees and commissions for sales and transfers of securities, including investment funds, underwriting, brokerage and advisory services, securitization arrangement services, and agency services for the calculation and payment of dividends.

•	Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned on managing investment funds on behalf of clients.

•	Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans and investment funds.

•	Guarantee fees consist of fees related to the guarantee business, including those charged for providing guarantees on residential mortgage loans and other loans.

•	Insurance commissions consist of commissions earned by acting as agent for insurance companies for the sale of insurance products.

•	Fees and commissions on real estate business primarily consist of fees from real estate agent services.

•	Other fees and commissions include various fees and commissions, such as arrangement fees and agent fees, other than the fees mentioned above.

Net foreign exchange gains (losses)

Net foreign exchange gains (losses) consist of the following:

•	Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For more information on our derivative contracts, see Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

•	Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•	Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. For more information on the fair value option, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account profits (losses)

Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•	trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•	trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits for the six months ended September 30, 2017.

We generally do not separate for financial reporting purposes customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:

•	Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio; and

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, consist of:

•	Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.

•	Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules. For more information on the fair value option, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net investment securities gains (losses)

Net investment securities gains (losses) primarily include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities that are classified as available-for-sale securities. In addition, impairment losses are recognized and offset net investment securities gains when management concludes that declines in the fair value of investment securities are other than temporary.

Six months ended September 30, 2017 compared to Six months ended September 30, 2016

Non-interest income decreased ¥174.4 billion to ¥1,077.4 billion for the six months ended September 30, 2017 from ¥1,251.8 billion for the six months ended September 30, 2016. This decrease was mainly attributable to a ¥234.2 billion decrease in net profits on interest rate and other derivative contracts, which reflected lower fair values of equity contracts and interest rate contracts.

Fees and commissions income

Fees and commissions income increased ¥14.0 billion to ¥701.9 billion for the six months ended September 30, 2017 from ¥687.9 billion for the same period of the previous fiscal year. The increase was primarily due to higher fees and commissions on security-related services, reflecting stronger retail customer demand in response to the rising trend in equity prices, as well as higher fees and commissions on credit card business, reflecting an increase in payment processing fees and an increase in credit card issuance fees as credit card use grew in Japan. These higher fees were partially offset by a decrease in other fees and commissions income. Other fees and commissions income decreased as compared to the previous six-month period ended September 30, 2016, when we had comparatively high fees and commissions from large-scale event-driven financing transactions.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in billions)
Foreign exchange losses—net:
Net foreign exchange gains (losses) on derivative contracts	¥181.3	¥(158.6)
Net foreign exchange gains (losses) on other than derivative contracts	2,244.9	(305.3)
Net foreign exchange gains (losses) related to the fair value option	(2,446.9)	460.9

Total	¥(20.7)	¥(3.0)

Net foreign exchange losses for the six months ended September 30, 2017 were ¥3.0 billion, compared to net losses of ¥20.7 billion for the six months ended September 30, 2016. This improvement was due to larger net foreign exchange gains on trading account securities, such as U.S. Treasury bonds and European sovereign bonds, under the fair value option in our banking subsidiaries as the Japanese yen depreciated against other major currencies during the six months ended September 30, 2017. The increase in net gains on such securities was largely offset by net foreign exchange losses on other than derivative contracts and on derivative contracts. The net foreign exchange losses on other than derivative contracts were mainly attributable to larger transaction losses on monetary liabilities denominated in foreign currencies resulting from foreign exchange translation into Japanese yen. The net foreign exchange losses on derivative contracts were primarily due to lower mark to market valuation on currency swaps entered in connection with our U.S. dollar funding, reflecting the fluctuations in the exchange rate between the Japanese yen and the U.S. dollar and the wider gap in interest rates between Japan and the United States.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in billions)
Trading account profits—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥67.7	¥(8.0)
Equity contracts	(19.7)	(146.1)
Commodity contracts	0.7	0.2
Credit derivatives	12.5	(0.9)
Other	(19.9)	(38.1)

Total	41.3	(192.9)

Net profits on trading account securities, excluding derivatives
Trading account securities	90.4	171.7
Trading account securities under the fair value option	153.1	90.6

Total	243.5	262.3

Total	¥284.8	¥69.4

Net trading account profits decreased ¥215.4 billion to ¥69.4 billion for the six months ended September 30, 2017 from ¥284.8 billion for the six months ended September 30, 2016. This decrease was mainly due to ¥192.9 billion of net losses on interest rate and other derivative contracts for the six months ended September 30, 2017, compared to ¥41.3 billion of net profits on such contracts for the same period of the previous fiscal year. This was mainly due to a reduction in the market values of equity contracts designed to hedge against downside price fluctuations, reflecting improvements in equity prices in Japan. This was also attributable to a reduction in the market value of interest rate contracts, reflecting higher long-term interest rates in the United States and Japan during the six months ended September 30, 2017 compared to the same period of the previous fiscal year.

Net profits on trading account securities, excluding derivatives, increased ¥18.8 billion to ¥262.3 billion for the six months ended September 30, 2017 from ¥243.5 billion for the same period of the previous fiscal year. This increase was due to a ¥81.3 billion increase in net profits on trading account securities mainly resulting from larger profits from sales of trading securities in our securities subsidiaries, partially offset by a ¥62.5 billion decrease in net profits on trading account securities, such as U.S. Treasury bonds, under the fair value option.

Net investment securities gains (losses)

Net investment securities gains increased ¥49.1 billion to ¥176.1 billion for the six months ended September 30, 2017 from ¥127.0 billion for the same period of the previous fiscal year. The increase was primarily due to ¥25.9 billion of reduction in impairment losses on available-for-sale marketable equity securities as stock prices generally improved. The increase in net investment securities gains was also attributable to an increase of ¥18.1 billion in net gains on sales of available-for-sale debt securities as we continued to sell down our Japanese government bond holdings as part of our asset and liability management and interest rate risk management measures.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in billions)
Salaries and employee benefits	¥555.7	¥537.2
Occupancy expenses—net	90.4	88.6
Fees and commissions expenses	133.2	146.6
Outsourcing expenses, including data processing	124.0	136.3
Depreciation of premises and equipment	47.9	46.2
Amortization of intangible assets	112.6	116.9
Impairment of intangible assets	1.0	16.6
Insurance premiums, including deposit insurance	45.9	45.1
Communications	27.8	28.2
Taxes and public charges	45.0	45.1
Other non-interest expenses	226.6	163.0

Total non-interest expense	¥1,410.1	¥1.369.8

Non-interest expense consists of:

•	salaries and employee benefits, which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net, which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses, which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing, which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premises and equipment, which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets, which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets, which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

•	insurance premiums, including deposits insurance, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan

•	communications, which include the amount of money paid for communications such as postal services and telecommunications,

•	taxes and public charges, which include the amount of tax payments and other public charges, and

•	other non-interest expenses.

Non-interest expense decreased ¥40.3 billion to ¥1,369.8 billion for the six months ended September 30, 2017 from ¥1,410.1 billion for the same period of the previous fiscal year. The decrease was mainly due to a ¥63.6 billion decrease in other non-interest expenses and a ¥18.5 billion decrease in salaries and employee benefits, partially offset by a ¥15.6 billion increase in impairment of intangible assets, a ¥13.4 billion increase in fees and commissions expenses and a ¥12.3 billion increase in outsourcing expenses, including data processing.

Salaries and employee benefits

Salaries and employee benefits decreased ¥18.5 billion to ¥537.2 billion for the six months ended September 30, 2017 from ¥555.7 billion for the same period of the previous fiscal year. The decrease was mainly attributable to the positive impact of cost management measures in our commercial banking subsidiaries.

Fees and commissions expenses

Fees and commissions expenses increased ¥13.4 billion to ¥146.6 billion for the six months ended September 30, 2017 from ¥133.2 billion for the same period of the previous fiscal year. The increase was mainly attributable to an increase in expenses for global financial regulatory compliance purposes.

Other non-interest expenses

Other non-interest expenses decreased ¥63.6 billion to ¥163.0 billion for the six months ended September 30, 2017 from ¥226.6 billion for the same period of the previous fiscal year. In the previous six-month period ended September 30, 2016, we recorded a relatively high provision for an off-balance sheet credit instrument issued to a large borrower in the domestic electronics manufacturing industry as well as a relatively high provision for contingent liabilities related to regulatory matters.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in billions, except percentages)
Income before income tax expense	¥1,005.8	¥1,014.4
Income tax expense	252.5	234.3
Effective income tax rate	25.1%	23.1%
Combined normal effective statutory tax rate	31.5%	30.6%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 31.5% and 30.6% for the six months ended September 30, 2016 and 2017, respectively. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.

For the six months ended September 30, 2017, the effective income tax rate was 23.1%, which was 7.5 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This primarily reflected a reduction in valuation allowance to the extent that it was more likely than not that the deferred tax assets would be realized mainly because a subsidiary was added to our consolidated tax payment system during the six months ended September 30, 2017 after it was fully consolidated into our financial statements. The projected taxable income of the subsidiary, for which we had valuation allowance recorded on its deferred tax assets, significantly increased due to the application of our consolidated tax payment system to the subsidiary. As a result, the realizability of the subsidiary’s deferred tax assets became more likely than not, and the relevant valuation allowance was reduced to the extent of the improved realizability. The reduction in valuation allowance resulted in a decrease of ¥44.7 billion in income tax expense and a decrease of 4.4 percentage points in the effective income tax rate for the six months ended September 30, 2017. Another factor contributing to the lower effective income tax rate was our receipt of nontaxable dividends, which resulted in a decrease of ¥29.3 billion in income tax expense and a decrease of 2.9 percentage points in the effective income tax rate for the six months ended September 30, 2017. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP.

See “—Recent Developments—Tax Reform Legislation in the United States.”

For the six months ended September 30, 2016, the effective income tax rate was 25.1%, which was 6.4 percentage points lower than the combined normal effective statutory tax rate of 31.5%. This primarily reflected our receipt of nontaxable dividends and the revisions of domestic tax laws.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision (credit) for credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

Our internal management accounting rules and practices are based on a matrix framework management uses to manage the operations of our group companies. The framework consists of an integrated business group system and an operating entity system. The integrated business group system integrates the operations of our group companies into five business groups—Retail Banking, Corporate Banking, Global, Trust Assets and Global Markets. Under the operating entity system, our group companies are grouped under the major operating subsidiaries as follows: BTMU, MUTB, MUMSS (through MUSHD), Mitsubishi UFJ NICOS and other subsidiaries. Our reporting segments are based on the integrated business group system as it reflects management’s view that the operating entities provide financial services and products under unified strategies for each of the integrated business groups as well as on an MUFG group-wide basis. Accordingly, our reporting segments consist of the five business groups described above, which serve as the core sources of our revenue, as well as “Other,” which represents the operations that are not covered under the five core business groups and the elimination of duplicated amounts of net revenues among business segments as further described below.

The following is a brief explanation of our business segments:

Retail Banking Business Group—Covers all retail businesses, including commercial banking, trust banking and securities businesses, in Japan. This business group integrates the retail businesses of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covers all Japanese corporate businesses, including commercial banking, investment banking, trust banking and securities businesses, in and outside Japan. Through the integration of these business lines, diverse financial products and services are provided to our corporate clients. This business group has strategic domains, sales channels and methods to match the different growth stages and financial needs of our corporate clients.

Global Business Group—Covers the businesses of BTMU and MUSHD outside Japan, including commercial banking, such as loans, deposits and cash management services, investment banking, retail banking, trust assets, and securities businesses (with the retail banking and trust assets businesses being conducted through MUFG Union Bank, or MUB, and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets Business Group—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

We made modifications to refine the definition of the overseas Japanese corporate business, effective October 1, 2016, and made additional modifications to further refine such definition, effective April 1, 2017. These modifications had the impact of increasing the operating profit of the Corporate Banking Business Group for the six months ended September 30, 2016 by ¥8.4 billion.

We also made modifications to our internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective October 1, 2016, and made additional modifications to further clarify such responsibility, effective April 1, 2017. These modifications had the following impact for the six months ended September 30, 2016:

•	increasing the operating profits of Retail Banking Business Group and Other by ¥0.2 billion and ¥10.4 billion, respectively; and

•	reducing the operating profits of the Corporate Banking Business Group, the Global Business Group and the Global Markets Business Group by ¥4.0 billion, ¥0.9 billion and ¥9.4 billion, respectively.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2016 and 2017.

For further information, see Note 16 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following tables set forth our business segment information for the six months ended September 30, 2016 and 2017:

	Customer Business
Six months ended September 30, 2016	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥584.0	¥495.6	¥578.1	¥82.6	¥1,661.6	¥348.4	¥5.2	¥2,015.2
BTMU and MUTB:	243.0	403.6	200.7	35.1	836.2	256.9	71.6	1,164.7
Net interest income	168.2	162.9	92.2	—	404.9	93.1	127.7	625.7
Net fees	71.5	196.2	87.0	35.1	376.1	(2.6)	(44.8)	328.7
Other	3.3	44.5	21.5	—	55.2	166.4	(11.3)	210.3
Other than BTMU and MUTB(2)	341.0	92.0	377.4	47.5	825.4	91.5	(66.4)	850.5
Operating expenses	479.7	282.8	372.3	52.9	1,118.7	101.3	79.0	1,299.0

Operating profit (loss)	¥104.3	¥212.8	¥205.8	¥29.7	¥542.9	¥247.1	¥(73.8)	¥716.2

Notes:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥78.7 billion of net revenue, ¥69.0 billion of operating expenses and ¥9.7 billion of operating profit relating to the overseas Japanese corporate business for the six months ended September 30, 2016. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business. These amounts have been restated in accordance with the modifications resulting in the restatement of the prior period business segment information discussed above.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

	Customer Business
Six months ended September 30, 2017	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥599.8	¥480.4	¥633.6	¥91.3	¥1,712.3	¥319.8	¥28.3	¥2,060.4
BTMU and MUTB:	233.5	390.7	219.8	41.9	827.3	223.9	58.4	1,109.6
Net interest income	165.9	162.4	112.3	—	411.0	68.5	112.9	592.4
Net fees	64.9	187.0	86.8	41.9	366.2	(9.5)	(38.6)	318.1
Other	2.7	41.3	20.7	—	50.1	164.9	(15.9)	199.1
Other than BTMU and MUTB(2)	366.3	89.7	413.8	49.4	885.0	95.9	(30.1)	950.8
Operating expenses	474.9	290.2	426.7	57.5	1,172.9	112.6	86.1	1,371.6

Operating profit (loss)	¥124.9	¥190.2	¥206.9	¥33.8	¥539.4	¥207.2	¥(57.8)	¥688.8

Notes:

(1)	Each of the Corporate Banking Business Group and the Global Business Group includes ¥92.8 billion of net revenue, ¥76.4 billion of operating expenses and ¥16.4 billion of operating profit relating to the overseas Japanese corporate business for the six months ended September 30, 2017. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

Retail Banking Business Group

Net revenue of the Retail Banking Business Group increased ¥15.8 billion to ¥599.8 billion for the six months ended September 30, 2017 from ¥584.0 billion for the six months ended September 30, 2016. The Retail Banking Business Group’s net revenue mainly consists of domestic revenues from commercial banking operations, such as deposits and lending operations, and fees related to sales of investment products to retail customers, as well as fees received by subsidiaries within the Retail Banking Business Group. The increase in net revenue was mainly due to an increase in payment processing fees and an increase in fees from the consumer finance business. The increase in net revenue was also attributable to an increase in fees and commissions on sales of securities primarily due to stronger customer demand in response to the rising trend in equity prices. The Nikkei Stock Average rose to ¥20,356.28 on September 29, 2017 from ¥18,909.26 on March 31, 2017. The increase was partially offset by the lower net revenue related to operations funded by deposits due to tighter interest rate spreads in the near-zero interest rate environment in Japan.

Operating expenses of the Retail Banking Business Group decreased ¥4.8 billion to ¥474.9 billion for the six months ended September 30, 2017 from ¥479.7 billion for the six months ended September 30, 2016, mainly reflecting the results of our cost reduction measures.

As a result, operating profit of the Retail Banking Business Group increased ¥20.6 billion to ¥124.9 billion for the six months ended September 30, 2017 from ¥104.3 billion for the six months ended September 30, 2016.

Corporate Banking Business Group

Net revenue of the Corporate Banking Business Group decreased ¥15.2 billion to ¥480.4 billion for the six months ended September 30, 2017 from ¥495.6 billion for the six months ended September 30, 2016. The Corporate Banking Business Group’s net revenue mainly consists of domestic revenues from corporate lending and other commercial banking operations, investment banking and trust banking businesses in relation to corporate clients, as well as fees received by subsidiaries within the Corporate Banking Business Group. The lower net revenue mainly reflected decreases in net revenue related to fees and commissions from hybrid financing transactions, including syndicated loans to large corporations and medium-sized enterprises. The decrease in net revenue was also attributable to a decrease in fees and commissions from sales of investment products, mainly reflecting reduced client investment activity due to uncertainties in the financial market, as well as decreases in net revenue related to operations funded by deposits and net revenue from loans to corporate clients due to tighter interest rate spreads in the negative interest rate environment in Japan. These decreases more than offset increases in net revenue from the real estate business and net revenue from the overseas Japanese corporate business.

Operating expenses of the Corporate Banking Business Group increased ¥7.4 billion to ¥290.2 billion for the six months ended September 30, 2017 from ¥282.8 billion for the six months ended September 30, 2016. The increase in operating expenses was mainly attributable to larger volumes of real estate business and overseas Japanese corporate business.

As a result, operating profit of the Corporate Banking Business Group decreased ¥22.6 billion to ¥190.2 billion for the six months ended September 30, 2017 from ¥212.8 billion for the six months ended September 30, 2016.

Global Business Group

Net revenue of the Global Business Group increased ¥55.5 billion to ¥633.6 billion for the six months ended September 30, 2017 from ¥578.1 billion for the six months ended September 30, 2016. The Global Business Group’s net revenue mainly consists of commercial banking businesses outside of Japan, including loans, deposits and cash management, investment banking, retail banking, trust banking and securities businesses. The increase in net revenue was mainly attributable to the positive impact of the depreciation of the Japanese yen against other major currencies on the translated Japanese yen value of the business group’s net revenue, as well as larger volumes of automobile purchase financing and consumer loans in Krungsri. The increase in net revenue was also attributable to higher net interest income in MUAH, mainly reflecting higher interest rates in the United States. These increases were partially offset by the negative impact of lower volumes of event-driven financing business in the Americas, reflecting uncertainties surrounding the political and government policy environment.

Operating expenses of the Global Business Group increased ¥54.4 billion to ¥426.7 billion for the six months ended September 30, 2017 from ¥372.3 billion for the six months ended September 30, 2016. The increase in operating expenses was mainly attributable to an increase in expenses for global financial regulatory compliance purposes, including the U.S. Enhanced Prudential Standards. The increase was also attributable to an increase in expenses in Krungsri primarily due to the larger volumes of business.

As a result, operating profit of the Global Business Group increased ¥1.1 billion to ¥206.9 billion for the six months ended September 30, 2017 from ¥205.8 billion for the six months ended September 30, 2016.

Trust Assets Business Group

Net revenue of the Trust Assets Business Group increased ¥8.7 billion to ¥91.3 billion for the six months ended September 30, 2017 from ¥82.6 billion for the six months ended September 30, 2016. The Trust Assets Business Group’s net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The increase in net revenue was primarily attributable to an increase in net revenue from the global fund administration business in MUFG Investor Services (US), LLC, which we acquired in October 2016, as well as to the higher market values of investment products, reflecting higher equity prices in Japan.

Operating expenses of the Trust Assets Business Group increased ¥4.6 billion to ¥57.5 billion for the six months ended September 30, 2017 from ¥52.9 billion for the six months ended September 30, 2016. The increase in operating expenses was mainly attributable to the operating expenses for the global fund administration business in MUFG Investor Services (US).

As a result, operating profit of the Trust Assets Business Group increased ¥4.1 billion to ¥33.8 billion for the six months ended September 30, 2017 from ¥29.7 billion for the six months ended September 30, 2016.

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥28.6 billion to ¥319.8 billion for the six months ended September 30, 2017 from ¥348.4 billion for the six months ended September 30, 2016. This was mainly due to a decrease in net revenue from the asset and liability management operations, primarily reflecting a decrease in realized gains on sales of foreign government bonds mainly as a result of reduced sales volumes of such bonds. The decrease in the business group’s net revenue was also attributable to lower net revenue from the sales and trading business, reflecting reduced client investment activity and market volatility.

Operating expenses of the Global Markets Business Group increased ¥11.3 billion to ¥112.6 billion for the six months ended September 30, 2017 from ¥101.3 billion for the six months ended September 30, 2016. This increase was primarily due to an increase in expenses for financial regulatory compliance purposes in the United States.

As a result, operating profit of the Global Markets Business Group decreased ¥39.9 billion to ¥207.2 billion for the six months ended September 30, 2017 from ¥247.1 billion for the six months ended September 30, 2016.

Financial Condition

Total Assets

Our total assets as of September 30, 2017 were ¥300.40 trillion, an increase of ¥3.21 trillion from ¥297.19 trillion as of March 31, 2017, mainly due to a ¥5.31 trillion increase in cash and due from banks. The increase was partially offset by a ¥2.62 trillion decrease in investment securities.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2017 and September 30, 2017, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2017	September 30, 2017
	(in billions)
Domestic:
Manufacturing	¥11,796.8	¥11,478.2
Construction	819.3	747.6
Real estate	11,622.3	11,628.1
Services	2,549.3	2,483.4
Wholesale and retail	7,970.6	8,111.5
Banks and other financial institutions(1)	5,223.9	4,928.3
Communication and information services	1,634.6	1,578.3
Other industries	8,898.7	8,653.6
Consumer	16,491.0	16,292.8

Total domestic	67,006.5	65,901.8

Foreign:
Governments and official institutions	1,037.8	1,132.1
Banks and other financial institutions(1)	13,845.0	14,333.3
Commercial and industrial	30,279.6	30,544.6
Other	6,334.6	6,603.6

Total foreign	51,497.0	52,613.6

Unearned income, unamortized premium—net and deferred loan fees—net	(288.5)	(280.0)

Total(2)	¥118,215.0	¥118,235.4

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥185.9 billion and ¥148.8billion as of March 31, 2017 and September 30, 2017, respectively, which are carried at the lower of cost or fair value.

Loans are one of our main uses of funds. For the six months ended September 30, 2017, the average balance of loans was ¥117.32 trillion, accounting for 49.4% of the average total interest-earning assets, compared to ¥117.69 trillion, representing 48.7% of the average total interest-earning assets, for the same period of the previous fiscal year. As of September 30, 2017, our total loans were ¥118.24 trillion, accounting for 39.4% of total assets, compared to ¥118.21 trillion, accounting for 39.8% of total assets, as of March 31, 2017. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, domestic loans decreased from 56.5% to 55.6% between March 31, 2017 and September 30, 2017, while foreign loans increased from 43.5% to 44.4% between those same dates.

Our domestic loan balance decreased ¥1.10 trillion, or 1.6%, between March 31, 2017 and September 30, 2017. The decrease was primarily attributable to decreases in loans to borrowers in the manufacturing category and the banks and other financial institutions category as a result of repayments of loans by some large borrowers. In addition, loans to national governmental institutions, which are included in the other industries category, also decreased as a result of repayments of such loans.

Our foreign loan balance increased ¥1.12 trillion, or 2.2%, between March 31, 2017 and September 30, 2017. The increase was primarily attributable to an increase in loans to borrowers in the banks and other financial institutions category as we extended loans to some large institutions.

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2017 and September 30, 2017:

As of March 31, 2017:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥49,572.4	¥2,162.0	¥296.9	¥52,031.3
Manufacturing	10,882.5	821.1	65.1	11,768.7
Construction	753.9	53.3	11.5	818.7
Real estate	11,137.7	352.8	42.3	11,532.8
Services	2,267.2	237.1	31.2	2,535.5
Wholesale and retail	7,403.7	462.6	98.4	7,964.7
Banks and other financial institutions	5,207.8	14.3	0.9	5,223.0
Communication and information services	1,573.5	45.3	15.4	1,634.2
Other industries	8,725.9	125.7	8.1	8,859.7
Consumer	1,620.2	49.8	24.0	1,694.0
Foreign-excluding MUAH and Krungsri	36,134.4	971.2	189.6	37,295.2
Loans acquired with deteriorated credit quality	16.5	12.6	5.1	34.2

Total	¥85,723.3	¥3,145.8	¥491.6	¥89,360.7

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,256.2	¥76.2	¥14,332.4
Card	¥531.4	¥61.8	¥593.2

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,837.8	¥22.9	¥4,879.2	¥133.0	¥151.6	¥9,024.5

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥4,672.4	¥195.5	¥98.3	¥4,966.2

As of September 30, 2017:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥48,998.5	¥1,832.4	¥314.0	¥51,144.9
Manufacturing	10,741.7	655.7	64.0	11,461.4
Construction	687.9	48.9	10.2	747.0
Real estate	11,198.9	309.9	35.4	11,544.2
Services	2,246.4	198.1	27.2	2,471.7
Wholesale and retail	7,596.3	408.7	90.0	8,095.0
Banks and other financial institutions	4,915.2	11.6	1.4	4,928.2
Communication and information services	1,513.0	44.3	20.6	1,577.9
Other industries	8,497.9	110.8	42.5	8,651.2
Consumer	1,601.2	44.4	22.7	1,668.3
Foreign-excluding MUAH and Krungsri	37,670.2	739.0	118.8	38,528.0
Loans acquired with deteriorated credit quality	14.2	12.6	4.7	31.5

Total	¥86,682.9	¥2,584.0	¥437.5	¥89,704.4

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,081.1	¥70.2	¥14,151.3
Card	¥530.9	¥61.7	¥592.6

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUAH	¥3,963.4	¥17.1	¥4,612.2	¥74.7	¥133.8	¥8,801.2

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥4,820.9	¥185.3	¥109.8	¥5,116.0

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include FDIC covered loans and small business loans which are not individually rated totaling ¥40.5 billion and ¥1.1billion as of March 31, 2017 and September 30, 2017, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-

service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the MUAH segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUAH segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special Mention, and Substandard, which is further divided into Substandard, Doubtful and Doubtful of Loss, primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have overdue principal or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have overdue principal or interest payments for a cumulative period exceeding three months, commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2017 and September 30, 2017 are based on information as of March 31, 2017 and September 30, 2017, respectively. For the MUAH and Krungsri segments, credit quality indicators as of March 31, 2017 and September 30, 2017 are generally based on information as of December 31, 2016 and June 30, 2017, respectively.

Allowance for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2016 and 2017:

Six months ended September 30, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥816.6	¥58.6	¥31.2	¥108.4	¥96.3	¥1,111.1
Provision (credit) for credit losses	(94.5)	0.5	6.5	1.5	27.3	(58.7)
Charge-offs	55.0	3.4	8.1	12.1	23.0	101.6
Recoveries	9.8	1.0	1.2	0.8	6.6	19.4

Net charge-offs	45.2	2.4	6.9	11.3	16.4	82.2
Others(1)	(17.6)	0.0	—	(14.7)	(12.4)	(44.7)

Balance at end of period	¥659.3	¥56.7	¥30.8	¥83.9	¥94.8	¥925.5

Six months ended September 30, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥900.7	¥67.3	¥30.2	¥73.7	¥110.3	¥1,182.2
Provision (credit) for credit losses	(207.0)	(16.0)	10.7	(5.9)	31.6	(186.6)
Charge-offs	55.2	2.2	11.1	9.2	26.3	104.0
Recoveries	12.4	0.6	0.7	1.6	8.4	23.7

Net charge-offs	42.8	1.6	10.4	7.6	17.9	80.3
Others(1)	1.7	—	—	(2.7)	1.9	0.9

Balance at end of period	¥652.6	¥49.7	¥30.5	¥57.5	¥125.9	¥916.2

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2017 and September 30, 2017 are shown below:

As of March 31, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥772.8	¥46.5	¥20.6	¥19.2	¥19.0	¥878.1
Collectively evaluated for impairment	115.5	19.2	9.6	54.1	91.2	289.6
Loans acquired with deteriorated credit quality	12.4	1.6	0.0	0.4	0.1	14.5

Total	¥900.7	¥67.3	¥30.2	¥73.7	¥110.3	¥1,182.2

Loans:
Individually evaluated for impairment	¥1,349.6	¥125.6	¥71.9	¥93.5	¥65.0	¥1,705.6
Collectively evaluated for impairment	87,976.9	14,197.0	510.4	8,944.4	4,892.0	116,520.7
Loans acquired with deteriorated credit quality	34.2	9.8	10.9	27.1	9.2	91.2

Total(1)	¥89,360.7	¥14,332.4	¥593.2	¥9,065.0	¥4,966.2	¥118,317.5

As of September 30, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥552.7	¥26.4	¥20.5	¥10.0	¥28.3	¥637.9
Collectively evaluated for impairment	86.4	21.7	10.0	47.1	97.5	262.7
Loans acquired with deteriorated credit quality	13.5	1.6	0.0	0.4	0.1	15.6

Total	¥652.6	¥49.7	¥30.5	¥57.5	¥125.9	¥916.2

Loans:
Individually evaluated for impairment	¥1,158.7	¥118.5	¥69.4	¥80.1	¥77.9	¥1,504.6
Collectively evaluated for impairment	88,514.2	14,023.2	512.6	8,703.3	5,030.5	116,783.8
Loans acquired with deteriorated credit quality	31.5	9.6	10.6	19.0	7.6	78.3

Total(1)	¥89,704.4	¥14,151.3	¥592.6	¥8,802.4	¥5,116.0	¥118,366.7

Note:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

We recorded ¥186.6 billion of credit for credit losses for the six months ended September 30, 2017, compared to ¥58.7 billion of credit for credit losses for the same period in the previous fiscal year. Our total allowance for credit losses as of September 30, 2017 was ¥916.2 billion, a decrease of ¥266.0 billion from ¥1,182.2 billion as of March 31, 2017, reflecting the credit for credit losses of ¥186.6 billion and net charge-offs of ¥80.3 billion for the six months ended September 30, 2017. The total allowance for credit losses represented 0.77% of the total loan balance as of September 30, 2017, compared to 1.00% as of March 31, 2017.

When there is an improvement in asset quality, credit for credit losses is recorded in our consolidated statements of income to maintain the allowance for credit losses at a level management deems appropriate. However, we have historically provided for credit losses rather than recording credit for credit losses in most periods, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Significant trends in each portfolio segment are discussed below.

Commercial segment—We recorded larger credit for credit losses for the six months ended September 30, 2017 compared to the same period of the previous fiscal year. The overall credit quality of domestic borrowers improved as their financial performance was positively affected by the continued gradual recovery of economic conditions in Japan. We have observed a decreasing trend in the default rate on loans collectively evaluated for impairment. In addition, a large borrower in the domestic electronics manufacturing industry that was classified as a Close Watch borrower repaid a portion of its loans and provided additional collateral. The credit quality of some large foreign borrowers in the energy sector that were classified as Close Watch, Likely to become Bankrupt or Legally/Virtually Bankrupt borrowers also improved as oil and other commodity prices were on a recovering trend, resulting in repayments of their loans. The reversal of allowance for credit losses on loans individually evaluated for impairment primarily reflected the improved repayment ability of these large borrowers. As a result, the ratio of loans classified as Likely to become Bankrupt and Legally/Virtually Bankrupt to total loans decreased to 0.49% as of September 30, 2017 from 0.55% as of March 31, 2017, and the ratio of loans classified as Close Watch to total loans decreased to 2.88% as of September 30, 2017 from 3.52% as of March 31, 2017. The total allowance for credit losses for this segment represented 0.73% of the segment’s total loan balance as of September 30, 2017, a 0.28 percentage point decrease from 1.01% as of March 31, 2017.

Residential segment—We recorded credit for credit losses for the six months ended September 30, 2017, compared to a provision for credit losses for the same period of the previous fiscal year. The stable corporate environment in recent periods has generally contributed to higher income for residential borrowers, resulting in an overall improvement in the credit quality of this segment. The ratio of loans classified as Nonaccrual to total loans in the segment was 0.50% as of September 30, 2017, compared to 0.53% as of March 31, 2017. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.35% as of September 30, 2017 from 0.47% as of March 31, 2017.

Card segment—We recorded a larger provision for credit losses for the six months ended September 30, 2017, compared to the same period of the previous fiscal year. The large provision primarily reflected increased credit card usage. In addition, the stable corporate environment in recent periods has generally contributed to higher income for borrowers but has also begun to have varying degrees of impact on them, resulting in some borrowers becoming delinquent on their interest payments. The financial condition of some delinquent borrowers deteriorated further, resulting in an increase in charge-offs. As a result, the balance of nonaccrual loans decreased to ¥61.7 billion as of September 30, 2017 from ¥61.8 billion as of March 31, 2017. The ratio of loans classified as Nonaccrual to the total loans in the segment was 10.41% as of September 30, 2017, compared to 10.42% as of March 31, 2017. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 5.15% as of September 30, 2017 from 5.09% as of March 31, 2017.

MUAH segment—We recorded credit for credit losses for the six months ended September 30, 2017, compared to a provision for credit losses for the same period of the previous fiscal year. Recovering oil and gas prices helped stabilize the credit quality of many borrowers in the oil and gas sector of MUAH’s loan portfolio, particularly those which are engaged in the petroleum exploration and production business. In addition, nonaccrual loans to some borrowers were sold. As a result, the ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment decreased to 2.56% as of September 30, 2017 from 3.41% as of March 31, 2017. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.65% as of September 30, 2017 from 0.81% as of March 31, 2017.

Krungsri segment— We recorded a larger provision for credit losses for the six months ended September 30, 2017, compared to the same period of the previous fiscal year. This mainly reflected the growth in the retail and consumer loan portfolio. In addition, stagnant economic conditions in Thailand negatively impacted the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio. As a result, the ratio of loans classified as Special Mention or below to total loans in the segment as of September 30, 2017 was 5.77%, compared to 5.92% as of March 31, 2017. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 2.46% as of September 30, 2017 from 2.22% as of March 31, 2017.

Allowance policy

We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for loan losses into five portfolio segments—Commercial, Residential, Card, MUAH and Krungsri.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

For the Commercial, MUAH and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for credit losses within the MUAH segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

During the six months ended September 30, 2017, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.

Nonaccrual loans and troubled debt restructurings

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH and Krungsri segments, and six months or more with respect to loans within the Residential segment.

We modify certain loans in conjunction with our loss-mitigation activities. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings, or TDRs. TDRs are also considered impaired loans, and an allowance for credit losses is separately established for each loan.

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been modified as a TDR and the borrower is not delinquent under the modified terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring. If the borrower is upgraded to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations), a TDR would be reclassified to accrual status. Once a nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

A loan that has been modified into a TDR is considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

For more information on our TDRs, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Nonaccrual loans

The following table shows information about the nonaccrual status of loans by class as of March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions)
Commercial
Domestic	¥471.1	¥464.5
Manufacturing	185.1	170.0
Construction	15.2	11.9
Real estate	44.4	36.1
Services	38.6	34.2
Wholesale and retail	131.2	121.4
Banks and other financial institutions	2.4	1.4
Communication and information services	18.7	22.7
Other industries	10.0	43.6
Consumer	25.5	23.2
Foreign-excluding MUAH and Krungsri	191.9	121.6
Residential	75.4	72.6
Card	61.4	61.4
MUAH	82.2	54.1
Krungsri	94.9	107.4

Total(1)	¥976.9	¥881.6

Note:

(1)	The above table does not include loans held for sale of nil and ¥8.5 billion as of March 31, 2017 and September 30, 2017, respectively, and loans acquired with deteriorated credit quality of ¥9.7 billion and ¥8.3 billion as of March 31, 2017 and September 30, 2017, respectively.

Total nonaccrual loans decreased ¥95.3 billion between March 31, 2017 and September 30, 2017. Significant trends in each portfolio segment are discussed below.

Commercial segment—Nonaccrual loans in the domestic commercial category decreased ¥6.6 billion between March 31, 2017 and September 30, 2017. The decrease of ¥70.3 billion in the foreign excluding MUAH and Krungsri category was primarily due to charge-offs, sales and repayments of loans outstanding to some large borrowers. The decrease of ¥15.1 billion in the domestic manufacturing category was primarily attributable to partial repayments by some borrowers. These decreases in nonaccrual loans were partially offset by an increase of ¥33.6 billion in nonaccrual loans in the other industries category, which mainly resulted from the deterioration in the repayment ability of a large borrower that is in the energy section and that continued to face financial difficulty.

Residential segment—Nonaccrual loans in the segment decreased ¥2.8 billion between March 31, 2017 and September 30, 2017 primarily due to the repayment of loans from borrowers. In addition, the repayment ability of some borrowers improved as the stable corporate environment in recent periods has generally contributed to higher income for such borrowers. As a result, their loans were reclassified from nonaccrual status to performing status.

Card segment—Nonaccrual loans in the segment remained by and large unchanged between March 31, 2017 and September 30, 2017, as improved household income in the stable corporate environment in recent periods enabled a substantial number of borrowers to become current with their payments. The continued application of our refined borrower screening also had a positive effect on the credit quality of the portfolio. In addition, loans to some borrowers in delinquency whose financial condition further deteriorated were charged off.

MUAH segment—Nonaccrual loans in the segment decreased ¥28.1 billion between March 31, 2017 and September 30, 2017. This was mainly due to the improved repayment ability of borrowers in the oil and gas sector that were positively affected by recovering oil and other commodity prices. The decrease in nonaccrual loans in the segment was also attributable to the sale and repayment of such loans.

Krungsri segment—Nonaccrual loans in the segment increased ¥12.5 billion between March 31, 2017 and September 30, 2017. This was mainly due to the growth in the retail and consumer loan portfolio. In addition, stagnant economic conditions in Thailand negatively impacted the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio.

Troubled debt restructurings

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions)
Commercial(1)
Domestic	¥592.6	¥508.5
Manufacturing	409.4	334.4
Construction	8.9	7.8
Real estate	39.0	37.6
Services	32.9	27.2
Wholesale and retail	83.0	77.9
Banks and other financial institutions	0.0	0.3
Communication and information services	6.1	5.6
Other industries	6.5	11.5
Consumer	6.8	6.2
Foreign-excluding MUAH and Krungsri	96.2	66.2
Residential(1)	50.2	46.0
Card(2)	72.3	69.8
MUAH(2)	69.8	66.6
Krungsri(2)	46.7	52.3

Total	¥927.8	¥809.4

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2017 and September 30, 2017 are nonaccrual TDRs as follows: ¥39.7 billion and ¥39.4 billion—Card; ¥45.1 billion and ¥30.9 billion—MUAH; and ¥19.0 billion and ¥23.2 billion—Krungsri, respectively.

Total TDRs decreased ¥118.4 billion between March 31, 2017 and September 30, 2017. Significant trends in each portfolio segment are discussed below.

Commercial segment—TDRs in the domestic commercial category decreased ¥84.1 billion between March 31, 2017 and September 30, 2017. This was mainly due to a ¥75.0 billion decrease in the domestic manufacturing category. Specifically, a large borrower in the domestic electronics manufacturing industry repaid a portion of its loans during the six months ended September 30, 2017. In addition, the continued gradual recovery of economic conditions in Japan positively affected the financial performance of borrowers in the category, resulting in repayments of loans classified as TDRs pursuant to their respective restructured terms. Furthermore, loans to some large borrowers in the foreign excluding MUAH and Krungsri category classified as TDRs were repaid pursuant to their respective restructured terms.

Residential segment—TDRs in the segment decreased ¥4.2 billion between March 31, 2017 and September 30, 2017 primarily as a result of repayments of loans classified as TDRs pursuant to their respective restructured terms.

Card segment—TDRs in the segment decreased ¥2.5 billion between March 31, 2017 and September 30, 2017 mainly as a result of repayments of loans classified as TDRs pursuant to their respective restructured terms as well as an increase in charge-offs.

MUAH segment—TDRs in the segment decreased ¥3.2 billion between March 31, 2017 and September 30, 2017. The decrease was primarily as a result of repayments of loans to borrowers in the oil and gas sector pursuant to their respective restructured loans. In addition, loans to some borrowers classified as TDRs were sold.

Krungsri segment—TDRs in the segment increased ¥5.6 billion between March 31, 2017 and September 30, 2017. The increase was primarily due to the growth in the retail and consumer loan portfolio. In addition, stagnant economic conditions in Thailand negatively impacted the credit quality of the small and medium-sized enterprise portfolio and the retail and consumer finance portfolio.

In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. In the Commercial and Residential segments, once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

The primary type of concessions we granted to loans in the Commercial, Residential, MUAH and Krungsri segments during the six months ended September 30, 2017 were extensions of the stated maturity dates. During the same six months, reductions in the stated rates were the primary type of concessions we granted to loans in the Card segment.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2017 and September 30, 2017:

	As of March 31, 2017
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
			(in billions)
Commercial
Domestic	¥876.0	¥187.7	¥1,063.7	¥1,107.2	¥608.1
Manufacturing	555.0	39.6	594.6	602.1	411.8
Construction	15.0	9.1	24.1	24.9	9.1
Real estate	53.0	30.3	83.3	90.8	15.0
Services	48.3	23.2	71.5	78.1	31.1
Wholesale and retail	160.5	53.7	214.2	224.2	115.7
Banks and other financial institutions	1.8	0.6	2.4	2.4	1.7
Communication and information services	14.2	10.6	24.8	26.6	10.5
Other industries	10.7	5.8	16.5	17.4	7.2
Consumer	17.5	14.8	32.3	40.7	6.0
Foreign-excluding MUAH and Krungsri	262.9	23.0	285.9	310.0	164.7
Loans acquired with deteriorated credit quality	8.0	—	8.0	11.5	3.6
Residential	120.4	6.6	127.0	154.0	47.0
Card	71.8	0.5	72.3	80.4	20.5
MUAH	77.2	16.3	93.5	113.4	19.2
Krungsri	44.7	20.8	65.5	71.1	19.1

Total(3)	¥1,461.0	¥254.9	¥1,715.9	¥1,847.6	¥882.2

	As of September 30, 2017
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥798.6	¥174.4	¥973.0	¥1,011.2	¥481.9
Manufacturing	465.7	38.8	504.5	510.8	264.6
Construction	12.1	7.6	19.7	20.5	8.2
Real estate	48.2	25.5	73.7	79.4	12.3
Services	41.4	20.0	61.4	65.9	28.4
Wholesale and retail	149.1	50.2	199.3	209.0	107.7
Banks and other financial institutions	1.6	0.0	1.6	1.7	1.4
Communication and information services	20.0	8.3	28.3	29.7	16.3
Other industries	47.1	8.0	55.1	56.5	38.5
Consumer	13.4	16.0	29.4	37.7	4.5
Foreign-excluding MUAH and Krungsri	142.0	43.7	185.7	211.9	70.8
Loans acquired with deteriorated credit quality	9.7	—	9.7	17.7	3.9
Residential	113.7	6.2	119.9	145.3	26.8
Card	69.4	0.4	69.8	77.5	20.5
MUAH	50.8	29.3	80.1	93.0	10.0
Krungsri	56.2	21.9	78.1	85.1	28.4

Total(3)	¥1,240.4	¥275.9	¥1,516.3	¥1,641.7	¥642.3

Notes:

(1)	These loans do not require an allowance for credit losses because the recorded loan balance equal, or do not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans as of March 31, 2017 and September 30, 2017 are accrual TDRs as follows: ¥688.8 billion and ¥574.7 billion—Commercial; ¥50.2 billion and ¥46.0 billion—Residential; ¥32.6 billion and ¥30.5 billion—Card; ¥24.7 billion and ¥35.7 billion—MUAH; and ¥23.6 billion and ¥24.4 billion—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥9.9 billion and ¥21.6 billion as of March 31, 2017 and September 30, 2017, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016		2017
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥1,000.0	¥6.2	¥952.5	¥4.8
Manufacturing	484.7	2.5	509.2	1.8
Construction	24.3	0.2	20.1	0.1
Real estate	100.8	0.7	77.9	0.6
Services	80.1	0.6	62.8	0.4
Wholesale and retail	217.7	1.5	190.3	1.1
Banks and other financial institutions	0.6	0.0	2.0	0.0
Communication and information services	25.6	0.2	24.9	0.2
Other industries	26.8	0.2	34.8	0.4
Consumer	39.4	0.3	30.5	0.2
Foreign-excluding MUAH and Krungsri	294.1	2.0	235.7	3.6
Loans acquired with deteriorated credit quality	11.1	0.4	8.8	0.6
Residential	137.2	1.0	123.4	0.8
Card	77.0	1.3	71.1	1.1
MUAH	43.1	0.5	64.3	0.9
Krungsri	47.1	1.5	71.2	1.8

Total	¥1,609.6	¥12.9	¥1,527.0	¥13.6

Past due analysis

Aging of past due loans by class as of March 31, 2017 and September 30, 2017 are shown below:

As of March 31, 2017:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥12.4	¥19.4	¥31.8	¥51,999.5	¥52,031.3	¥5.8
Manufacturing	1.4	1.7	3.1	11,765.6	11,768.7	0.0
Construction	0.3	0.2	0.5	818.2	818.7	—
Real estate	2.7	5.0	7.7	11,525.1	11,532.8	1.5
Services	1.3	3.2	4.5	2,531.0	2,535.5	0.0
Wholesale and retail	1.9	1.9	3.8	7,960.9	7,964.7	0.2
Banks and other financial institutions	0.0	0.0	0.0	5,223.0	5,223.0	—
Communication and information services	0.6	0.2	0.8	1,633.4	1,634.2	—
Other industries	0.3	0.1	0.4	8,859.3	8,859.7	—
Consumer	3.9	7.1	11.0	1,683.0	1,694.0	4.1
Foreign-excluding MUAH and Krungsri	5.3	50.1	55.4	37,239.8	37,295.2	2.2
Residential	78.2	42.4	120.6	14,202.1	14,322.7	31.4
Card	17.5	31.3	48.8	533.5	582.3	—
MUAH	25.2	14.2	39.4	8,998.0	9,037.4	1.2
Krungsri	103.0	73.3	176.3	4,780.7	4,957.0	—

Total	¥241.6	¥230.7	¥472.3	¥117,753.6	¥118,225.9	¥40.6

As of September 30, 2017:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥10.7	¥20.0	¥30.7	¥51,114.2	¥51,144.9	¥5.5
Manufacturing	1.4	1.7	3.1	11,458.3	11,461.4	—
Construction	0.6	0.3	0.9	746.1	747.0	—
Real estate	1.4	3.9	5.3	11,538.9	11,544.2	1.7
Services	1.5	0.9	2.4	2,469.3	2,471.7	0.1
Wholesale and retail	1.7	4.7	6.4	8,088.6	8,095.0	0.1
Banks and other financial institutions	—	0.1	0.1	4,928.1	4,928.2	0.0
Communication and information services	0.7	0.5	1.2	1,576.7	1,577.9	—
Other industries	0.1	1.7	1.8	8,649.4	8,651.2	—
Consumer	3.3	6.2	9.5	1,658.8	1,668.3	3.6
Foreign-excluding MUAH and Krungsri	16.3	21.4	37.7	38,490.3	38,528.0	—
Residential	76.2	35.2	111.4	14,030.3	14,141.7	25.8
Card	17.4	31.3	48.7	533.3	582.0	—
MUAH	24.6	13.5	38.1	8,745.3	8,783.4	1.8
Krungsri	100.2	77.9	178.1	4,930.3	5,108.4	—

Total	¥245.4	¥199.3	¥444.7	¥117,843.7	¥118,288.4	¥33.1

Notes:

(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUAH do not include ¥0.4 billion and nil of FDIC covered loans as of March 31, 2017 and September 30, 2017, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 55.4% as of September 30, 2017 from 59.7% as of March 31, 2017. We also hold Japanese government bonds that are classified as held-to-maturity securities, which accounted for 2.7% of the total investment securities as of September 30, 2017.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2017 and September 30, 2017, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes to approximately 10% of our Tier 1 capital over a five year period. During the six months ended September 30, 2017, we sold down ¥71 billion of equity securities held in our strategic equity investment portfolio. As of September 30, 2017, the balance of such securities represented 15.5% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Investment securities decreased ¥2.62 trillion to ¥40.61 trillion as of September 30, 2017 from ¥43.23 trillion as of March 31, 2017, primarily due to a decrease in our holding of Japanese government bonds as part of our asset and liability management and interest rate risk management measures.

Investment securities other than available-for-sale or held-to-maturity securities, which are nonmarketable equity securities presented on our consolidated balance sheets as other investment securities, were primarily carried at cost of ¥0.56 trillion as of March 31, 2017 and September 30, 2017, respectively, because their fair values were not readily determinable.

For the six months ended September 30, 2017, losses resulting from impairment of investment securities were ¥6.4 billion, a decrease of ¥25.9 billion compared to the six months ended September 30, 2016. The decrease was mainly due to improved conditions relating to equity securities held by our commercial banking subsidiaries.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale and held-to-maturity securities as of March 31, 2017 and September 30, 2017:

	As of March 31, 2017			As of September 30, 2017
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale securities:
Debt securities:
Japanese government and Japanese government agency bonds	¥25,435.6	¥25,826.3	¥390.7	¥22,226.6	¥22,508.6	¥282.0
Japanese prefectural and municipal bonds	1,010.3	1,015.5	5.2	1,248.6	1,250.6	2.0
Foreign governments and official institutions bonds	2,162.9	2,149.9	(13.0)	2,312.5	2,301.7	(10.8)
Corporate bonds	1,122.0	1,141.7	19.7	1,098.5	1,113.1	14.6
Mortgage-backed securities	1,284.1	1,269.2	(14.9)	1,552.8	1,542.8	(10.0)
Asset-backed securities	1,374.8	1,378.3	3.5	1,500.6	1,505.7	5.1
Other debt securities	169.2	170.8	1.6	161.0	163.1	2.1
Marketable equity securities	2,737.0	6,138.4	3,401.4	2,567.4	6,441.9	3,874.5

Total available-for-sale securities	¥35,295.9	¥39,090.1	¥3,794.2	¥32,668.0	¥36,827.5	¥4,159.5

Held-to-maturity debt securities(1)	¥3,587.3	¥3,637.8	¥50.5	¥3,230.9	¥3,277.8	¥46.9

Note:

(1)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on available-for-sale securities increased ¥365.3 billion to ¥4,159.5 billion as of September 30, 2017 from ¥3,794.2 billion as of March 31, 2017. The increase was primarily attributable to a ¥473.1 billion increase in net unrealized gains on marketable equity securities, reflecting higher equity prices as of September 30, 2017 compared to March 31, 2017. The increase was offset in part by a ¥108.7 billion decrease in net unrealized gains on Japanese government and Japanese government agency bonds, reflecting a reduction in our holdings of Japanese government bonds as part of our asset and liability management and interest rate risk management measures.

The amortized cost of held-to-maturity securities decreased ¥356.4 billion to ¥3,230.9 billion as of September 30, 2017 from ¥3,587.3 billion as of March 31, 2017. This decrease was mainly due to a decrease in the volume of asset-backed securities held in our commercial banking subsidiaries. Net unrealized gains on held-to-maturity decreased ¥3.6 billion between March 31, 2017 and September 30, 2017, reflecting lower prices of asset-backed securities.

The following table shows information relating to our investment securities other than available-for-sale or held-to-maturity securities as of March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions)
Other investment securities:
Nonmarketable equity securities:
Unlisted preferred securities(1)	¥391.4	¥391.4
Others(2)	138.5	138.3
Investment securities held by investment companies and brokers and dealers(3)	26.3	25.6

Total	¥556.2	¥555.3

Notes:

(1)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.
(2)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash and Due from Banks

Cash and due from banks increased ¥5.31 trillion to ¥30.99 trillion as of September 30, 2017 from ¥25.68 trillion as of March 31, 2017. This increase was mainly because our commercial banking subsidiaries deposited with the Bank of Japan a larger amount of cash received from sales and redemptions of Japanese government bonds as the subsidiaries continued to reduce their holdings of such bonds. Cash and due from banks may fluctuate significantly from day to day depending upon financial market conditions.

Interest-earning Deposits in Other Banks

Interest-earning deposits in other banks increased ¥0.80 trillion to ¥39.13 trillion as of September 30, 2017 from ¥38.33 trillion as of March 31, 2017. This increase was mainly due an increase in such deposits in overseas banks. Interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions.

Trading Account Assets

Trading account assets increased ¥0.07 trillion to ¥41.39 trillion as of September 30, 2017 from ¥41.32 trillion as of March 31, 2017. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities increased ¥2.64 trillion to ¥25.13 trillion as of September 30, 2017 from ¥22.49 trillion as of March 31, 2017. This increase was primarily due to the higher translated Japanese yen values of foreign trading securities, reflecting the depreciation of the Japanese yen against other major currencies. Trading derivative assets decreased ¥2.57 trillion to ¥16.26 trillion as of September 30, 2017 from ¥18.83 trillion as of March 31, 2017. This decrease was mainly attributable to a decrease in the fair values of interest rate derivatives in our securities subsidiaries, reflecting the rise in the underlying interest rates.

Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets decreased ¥0.02 trillion to ¥0.06 trillion as of September 30, 2017 from ¥0.08 trillion as of March 31, 2017. The decrease was primarily due to a decrease in allowance for credit losses. Deferred tax liabilities increased ¥0.19 trillion to ¥0.60 trillion as of September 30, 2017 from ¥0.41 trillion as of March 31, 2017. This increase was primarily due to increases in net unrealized gains on trading securities and investment securities.

See “—Recent Developments—Tax Reform Legislation in the United States.”

Total Liabilities

As of September 30, 2017, our total liabilities were ¥284.92 trillion, an increase of ¥2.50 trillion from ¥282.42 trillion as of March 31, 2017. This was primarily due to an increase of ¥2.39 trillion in long-term debt and an increase of ¥1.38 trillion in deposits, partially offset by a decrease of ¥2.37 trillion in trading account liabilities.

Deposits

Deposits are our primary source of funds. The total balance of deposits increased ¥1.38 trillion to ¥191.78 trillion as of September 30, 2017 from ¥190.40 trillion as of March 31, 2017. The increase was primarily due to an increase in foreign deposits from corporate clients as well as the positive impact of the depreciation of the Japanese yen against other major currencies on the translated Japanese yen value of such deposits. The increase was also attributable to an increase in interest-bearing deposits from retail clients in Japan.

The total average balance of interest-bearing deposits increased ¥9.76 trillion to ¥163.48 trillion for the six months ended September 30, 2017 from ¥153.72 trillion for the same period of the previous fiscal year.

Trading Account Liabilities

Trading account liabilities decreased ¥2.37 trillion to ¥16.42 trillion as of September 30, 2017 from ¥18.79 trillion as of March 31, 2017. This decrease was mainly attributable to a decrease in the fair values of interest rate derivatives in our securities subsidiaries, reflecting the rise in the underlying interest rates.

Long-term Debt

Long-term debt increased ¥2.39 trillion to ¥30.13 trillion as of September 30, 2017 from ¥27.74 trillion as of March 31, 2017. This increase was primarily attributable to a shift from short-term borrowings from the Bank of Japan to long-term borrowings from the Bank of Japan as well as additional issuances of bonds to fund our foreign activities.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥191.31 trillion for the six months ended September 30, 2017 from ¥178.78 trillion for the six months ended September 30, 2016. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with our average total equity of ¥15.28 trillion, funded 65.0% of our average total assets of ¥317.82 trillion during the six months ended September 30, 2017. Our deposits exceeded our loans before allowance for credit losses by ¥73.55 trillion as of September 30, 2017, compared to ¥72.19 trillion as of March 31, 2017. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments such as straight bonds with maturities between 5 to 10 years. The balance of our short-term borrowings as of September 30, 2017 was ¥35.79 trillion, and the average balance of short-term borrowings for the six months ended September 30, 2017 was ¥36.86 trillion. The balance of our long-term debt as of September 30, 2017 was ¥30.13 trillion, and the average balance of long-term debt for the six months ended September 30, 2017 was ¥28.21 trillion. Liquidity may also be provided by the sale of financial assets, including available-for-sale securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our foreign and domestic non-bank and banking subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios. For a description of liquidity risk management measures at the subsidiary level, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. As of September 30, 2017, we held ¥22.51 trillion of Japanese government bonds and government agency bonds as available-for-sale securities. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.

In November 2017, Standard and Poor’s downgraded the long-term credit ratings of MUFG and MUSHD by one-notch from A to A-, the long-term credit ratings of BTMU and MUTB by one-notch from A+ to A and the short-term credit rating of MUSHD by one-notch from A-1 to A-2. Although these credit rating and outlook changes have not resulted, and are not currently expected to result, in a material adverse impact on us, a further downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Liquidity Requirements for Banking Institutions in Japan

Starting in June 2015, banks and bank holding companies in Japan are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. A minimum LCR of 80% is required in the calendar year 2017, and the required minimum ratio is expected to be raised annually by 10 percentage points to 100% by the calendar year 2019. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Total Equity

The following table presents a summary of our total equity as of March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,956.6	5,820.2
Retained earnings	4,171.2	4,841.0
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	3,931.6	4,601.4
Net unrealized gains on investment securities, net of taxes	2,032.8	2,285.9
Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities	248.6	228.8
Treasury stock, at cost	(514.0)	(514.0)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥13,985.5	¥14,752.2
Noncontrolling interests	779.2	728.2

Total equity	¥14,764.7	¥15,480.4

Ratio of total equity to total assets	4.97%	5.15%

Mitsubishi UFJ Financial Group shareholders’ equity as of September 30, 2017 was ¥14,752.2 billion, an increase of ¥766.7 billion from ¥13,985.5 billion as of March 31, 2017.

Capital surplus decreased ¥136.4 billion to ¥5,820.2 billion as of September 30, 2017 from ¥5,956.6 billion as of March 31, 2017. This decrease was mainly due to the cancellation of our repurchased shares in July 2017. See “Recent Developments—Implementation of Share Repurchase Programs and Cancellation of Purchased Shares.”

Retained earnings increased ¥669.8 billion to ¥4,841.0 billion as of September 30, 2017, from ¥4,171.2 billion as of March 31, 2017, reflecting the higher net income of our banking subsidiaries for the six months ended September 30, 2017. In December 2017, we paid a semi-annual interim dividend of ¥9 per share of common stock for the six months ended September 30, 2017. We currently plan to pay a year-end dividend of ¥9 per share of common stock for the six months ending March 31, 2018.

Net unrealized gains on investment securities, net of taxes, increased of ¥253.1 billion to ¥2,285.9 billion as of September 30, 2017 from ¥2,032.8 billion as of March 31, 2017. The increase was mainly due to the rising trend in equity prices in Japan towards the end of the six months ended September 30, 2017.

Accumulated other comprehensive income, net of taxes, other than net unrealized gains on investment securities decreased ¥19.8 billion to ¥228.8 billion as of September 30, 2017 from ¥248.6 billion as of March 31, 2017. This decrease mainly reflected ¥38.0 billion of negative net change in the balance of foreign currency translation adjustments, partially offset by ¥24.6 billion of positive net change in the balance of defined benefit plans.

As a result of the foregoing, total equity increased ¥715.7 billion to ¥15,480.4 billion as of September 30, 2017 from ¥14,764.7 billion as of March 31, 2017. The ratio of total equity to total assets increased 0.18 percentage points to 5.15% as of September 30, 2017 from 4.97% as of March 31, 2017.

Due to our holdings of a large amount of marketable equity securities and the volatility of the equity markets in Japan, changes in the fair value of marketable equity securities, which are classified as available-for-

sale investment securities, have significantly affected our total equity in recent years. The following table presents information relating to the accumulated net unrealized gains, net of taxes, in respect of available-for-sale investment securities as of March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions, except percentages)
Accumulated net unrealized gains on investment securities	¥2,032.8	¥2,285.9
Accumulated net unrealized gains to total equity	13.77%	14.77%

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our results of operations and financial condition. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

We continually monitor our risk-adjusted capital ratio and leverage ratio closely, and manage our operations in consideration of the capital requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

Capital Requirements for Banking Institutions in Japan

Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.

Certain Basel III provisions were adopted by the FSA with transitional measures and became effective March 31, 2013. Various Basel III measures are being phased in from the calendar year 2013, including those designed to raise the level of minimum capital requirements and to establish an internationally harmonized leverage ratio and a global minimum liquidity standard.

Effective March 31, 2016, the FSA’s capital conservation buffer, global systematically important bank, or G-SIB, surcharge, and countercyclical buffer requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices. The requirements are currently being phased in and, as of September 30, 2017, we are required to maintain a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75% in addition to the 4.50% minimum Common Equity Tier 1 capital ratio. As of the same date, no countercyclical buffer is applicable to us. When fully implemented on March 31, 2019, we will be required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5%, and a countercyclical buffer of up to 2.5%, assuming we will be in Bucket 2 of the G-SIB list. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2017, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.8%.

For a more detailed discussion of the applicable capital ratio requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form 20-F for the fiscal year ended March 31, 2017. For information on the issuance of Additional Tier 1 securities, see also “Recent Developments—Issuances of Basel III-Compliant Domestic Subordinated Bonds.”

In December 2017, the Group of Central Bank Governors and Heads of Supervision released final Basel III reforms. The reforms are designed, among other things, to help reduce excessive variability in risk-weighted assets among banks and improve the comparability and transparency of banks’ risk-based capital ratios. Most of the reforms are expected to become effective on January 1, 2022, subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan.

Leverage Requirements for Banking Institutions in Japan

We are required to disclose our consolidated leverage ratio calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include a 3% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. These requirements are subject to implementation through legislation and regulation in each of the relevant jurisdictions, including Japan.

Capital Ratios and Leverage Ratios of MUFG

The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios and leverage ratios in accordance with Basel III as of March 31, 2017 and September 30, 2017. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017.

	March 31, 2017	September 30, 2017	Minimum capital ratios required(1)
	(in billions, except percentages)	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,413.8	¥13,979.4
Additional Tier 1	1,818.6	1,814.9
Tier 1 capital	15,232.4	15,794.3
Tier 2 capital	2,843.6	3,002.9
Total capital	¥18,076.1	¥18,797.3
Risk-weighted assets	¥113,986.3	¥115,068.8
Capital ratios:
Common Equity Tier 1 capital	11.76%	12.14%	6.50%
Tier 1 capital	13.36	13.72	8.00
Total capital	15.85	16.33	10.00
Leverage ratio	4.81	4.92	—

Note:

(1)	The minimum capital ratios required as of March 31, 2017 and September 30, 2017, include a capital conservation buffer of 1.25% and a G-SIB surcharge of 0.75%. As of these dates, no countercyclical buffer is required.

Management believes that, as of September 30, 2017, we were in compliance with all capital adequacy requirements to which we were subject.

Our Common Equity Tier 1 capital ratio as of September 30, 2017 was higher compared to the ratio as of March 31, 2017 due to an increase in our Common Equity Tier 1 capital, more than offsetting the impact of higher than risk-weighted assets. The increase in our Common Equity Tier 1 capital was mainly due to increases in retained earnings and other comprehensive income. The higher risk-weighted assets mainly reflected an increase in floor adjustments, which are adjustments made for the difference between exposures under Basel I and Basel III in accordance with the formulae prescribed under applicable regulatory capital standards, including adjustments reflecting improvements in parameters for the calculation of credit risks and improvements in the quality of our credit portfolio.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios and leverage ratios of BTMU and MUTB in accordance with Basel III as of March 31, 2017 and September 30, 2017. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017.

	As of March 31, 2017	As of September 30, 2017	Minimum capital ratios required
Consolidated:
BTMU
Common Equity Tier 1 capital ratio	11.14%	11.55%	4.50%
Tier 1 capital ratio	12.70	13.10	6.00
Total capital ratio	15.28	15.84	8.00
Leverage ratio	4.73	4.74	—
MUTB
Common Equity Tier 1 capital ratio	15.87	16.10	4.50
Tier 1 capital ratio	16.94	17.28	6.00
Total capital ratio	19.80	20.55	8.00
Leverage ratio	4.52	4.69	—
Stand-alone:
BTMU
Common Equity Tier 1 capital ratio	12.04	12.25	4.50
Tier 1 capital ratio	13.88	14.07	6.00
Total capital ratio	16.70	17.03	8.00
MUTB
Common Equity Tier 1 capital ratio	16.35	16.11	4.50
Tier 1 capital ratio	17.45	17.25	6.00
Total capital ratio	20.48	20.56	8.00

Management believes that, as of September 30, 2017, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan

The following table presents the LCRs of MUFG, BTMU and MUTB in accordance with Basel III as adopted by the FSA for the three months ended March 31, 2017, June 30, 2017 and September 30, 2017. The figures underlying the ratios were calculated in accordance with Japanese banking regulations. The percentages in the table below are rounded down. The minimum ratio required during the period from January 1 to December 31, 2017 was 80%.

	Three months ended
	March 31, 2017(1)	June 30, 2017(2)	September 30, 2017(3)
MUFG (consolidated)	137.9%	140.9%	145.4%
BTMU (consolidated)	149.3	153.5	160.3
BTMU (stand-alone)	160.4	164.4	172.0
MUTB (consolidated)	115.6	114.8	114.2
MUTB (stand-alone)	129.5	127.8	128.0

Notes:

(1)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 3, 2017 and March 31 2017 divided by the average amount of net cash outflows for the same sixty one business days.
(2)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 3, 2017 and June 30, 2017 divided by the average amount of net cash outflows for the same sixty two business days.
(3)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 3, 2017 and September 29, 2017 divided by the average amount of net cash outflows for the same sixty two business days.

See “Sources of Funding and Liquidity.”

Capital Requirements for Banking Institutions in the United States

In the United States, MUAH and MUB are subject to various regulatory capital requirements administered by the U.S. Federal banking agencies. Failure to meet the applicable minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUAH’s consolidated financial statements.

For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. See also Note 22 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2017.

In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, BTMU and MUTB are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUAH and MUB, both subsidiaries of BTMU, calculated in accordance with applicable U.S. banking regulations as of December 31, 2016 and June 30, 2017:

	As of December 31, 2016	Minimum capital ratios required as of December 31, 2016(1)	As of June 30, 2017	Minimum capital ratios required as of June 30, 2017(2)	Ratio OCC requires to be “well capitalized” as of June 2017
MUAH:
Tier I capital (to risk-weighted assets)	14.77%	6.625%	15.80%	7.250%	—
Tier I capital (to quarterly average assets)(3)	9.92	4.000	10.37	4.000	—
Total capital (to risk-weighted assets)	16.45	8.625	17.32	9.250	—
Common Equity Tier I Capital (to risk-weighted assets)	14.77	5.125	15.80	5.750	—
MUB:
Tier I capital (to risk-weighted assets)	14.61%	6.625%	15.54%	7.250%	8.0%
Tier I capital (to quarterly average assets)(3)	11.46	4.000	11.86	4.000	5.0
Total capital (to risk-weighted assets)	16.29	8.625	17.13	9.250	10.0
Common Equity Tier I Capital (to risk-weighted assets)	14.61	5.125	15.54	5.750	6.5

Notes:

(1)	Beginning January 1, 2016, the minimum capital requirement includes a capital conservation buffer of 0.625%.
(2)	Beginning January 1, 2017, the minimum capital requirement includes a capital conservation buffer of 1.250%.
(3)	Excludes certain deductions.

Management believes that, as of June 30, 2017, MUAH and MUB were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2016 and June 30, 2017, the OCC categorized MUB as “well-capitalized.” To be categorized as “well-capitalized,” MUB must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table. There have been no conditions or events since June 30, 2017 that would cause management to believe that MUB’s category has changed.

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Capital Ratio of MUMSS

As of September 30, 2017, MUMSS’ capital accounts less certain fixed assets of ¥439.0 billion on a stand-alone basis represented 311.0% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, MUMSS’ capital accounts less certain fixed assets of ¥464.4 billion on a consolidated basis represented 311.2% of the total amounts equivalent to market, counterparty credit and operations risks. As of March 31, 2017, MUMSS’ capital accounts less certain fixed assets of ¥426.1 billion on a stand-alone basis represented 323.0% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, MUMSS’ capital accounts less certain fixed assets of ¥451.2 billion on a consolidated basis represented 324.7% of the total amounts equivalent to market, counterparty credit and operations risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

VaR for Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2017 is presented in the table below. The total amount of VaR and the VaR of each risk category as of September 30, 2017 were lower than those as of March 31, 2017.

	VaR for Trading Activities (April 1, 2017—September 30, 2017)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2017	March 31, 2017
	(in billions)
MUFG	¥13.29	¥17.52	¥11.37	¥13.85	¥15.87
Interest rate	13.39	15.46	11.90	14.38	15.21
Yen	6.76	9.74	4.70	7.11	7.95
U.S. Dollars	6.56	8.46	4.73	6.33	6.69
Foreign exchange	5.27	7.69	4.42	5.14	6.14
Equities	1.80	5.72	0.97	1.05	1.89
Commodities	0.02	0.20	0.00	0.00	0.00
Less diversification effect	(7.19)	—	—	(6.72)	(7.37)

Note:

(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the six months ended September 30, 2017 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2017	¥12.81
July–September 2017	13.79

Quantitative market risks fluctuated throughout the April–September 2017 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2017, with positive trading-related revenue recorded for 126 of 130 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 41 days of positive revenue and no days of negative revenue exceeding ¥1 billion.

Backtesting.    We conduct backtesting in which VaR is compared with hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement model. In the 250 trading days ended September 30, 2017, there were no exceptions in which the measured hypothetical losses exceeded VaR. We also conduct additional backtesting using other methods, including testing VaR against actual realized and unrealized losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.

Stress Testing.    We use an HS-VaR model, which calculates potential changes in the market value of our portfolio as a statistically possible amount of losses that could be incurred due to market fluctuations within a certain period (or holding period, of 10 business days) based on historical market volatility for a certain period (or observation period, of 701 business days, or approximately three years). Actual losses may exceed the value at risk obtained by the application of the model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model.

In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct daily stress testing. Through the daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of September 30, 2017, we held a total trading activity position subject to estimated maximum potential losses of ¥9.5 billion as compared to ¥10.8 billion as of March 31, 2017. In addition, MUFG and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. MUFG and major subsidiaries also measure stressed VaR relating to their trading activities based on a one-year observation period with the highest VaR at least in the immediately preceding ten years. To verify the effectiveness of our HS-VaR model, we also examine whether the data group of hypothetical profits and losses used in the VaR calculation represents an appropriate profit and loss distribution by monitoring the autocorrelation and the kurtosis of the data group.

VaR for Non-Trading Activities.    The aggregate VaR for our total non-trading activities as of September 30, 2017, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥381.9 billion, a ¥9.9 billion increase from March 31, 2017. In the six months ended September 30, 2017, risk related to interest rates increased ¥36.2 billion, and risk related to equities excluding our strategic equity portfolio decreased ¥54.9 billion.

For information on our strategic equity portfolio risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio” in our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Based on a simple summation of figures across market risk categories, interest rate risks accounted for approximately 59% of our total non-trading activity market risks, which consist of interest rate risk, equities risk excluding our strategic equity portfolio, and foreign exchange rate risk. In the six months ended September 30, 2017, the average daily interest rate VaR totaled ¥306.8 billion, with the highest recorded VaR being ¥330.1 billion and the lowest being ¥270.1 billion.

The average daily interest rate VaR by quarter in the six months ended September 30, 2017 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2017	¥391.44
July–September 2017	416.97

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2017 against that as of March 31, 2017, there was a 8 percentage point decrease in the Japanese yen from 61% to 53%, a 6 percentage point increase in the euro from 8% to 14%, and a 2 percentage point increase in the U.S. dollar from 31% to 33%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2017	September 30, 2017
ASSETS
Cash and due from banks	¥25,682,741	¥30,987,492
Interest-earning deposits in other banks	38,327,029	39,128,016
Call loans, funds sold, and receivables under resale agreements	8,892,383	7,457,475
Receivables under securities borrowing transactions	11,002,724	9,838,929
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,175,242 and ¥7,019,727 at March 31, 2017 and September 30, 2017) (including ¥14,957,135 and ¥17,267,604 at March 31, 2017 and September 30, 2017 measured at fair value under fair value option)	41,320,049	41,390,111
Investment securities:
Available-for-sale securities—carried at fair value (including assets pledged that secured parties are permitted to sell or repledge of ¥11,133,433 and ¥7,390,850 at March 31, 2017 and September 30, 2017)	39,090,099	36,827,530
Held-to-maturity securities—carried at amortized cost (including assets pledged that secured parties are permitted to sell or repledge of ¥446,146 and ¥687,931 at March 31, 2017 and September 30, 2017) (fair value of ¥3,637,751 and ¥3,277,809 at March 31, 2017 and September 30, 2017)	3,587,321	3,230,851
Other investment securities	556,161	555,250

Total investment securities	43,233,581	40,613,631

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥1,010,730 and ¥947,100 at March 31, 2017 and September 30, 2017)	118,214,972	118,235,423
Allowance for credit losses	(1,182,188)	(916,181)

Net loans	117,032,784	117,319,242

Premises and equipment—net	994,271	1,010,133
Accrued interest	281,752	307,674
Customers’ acceptance liability	156,208	140,778
Intangible assets—net	1,020,359	999,755
Goodwill	450,143	435,553
Deferred tax assets	76,452	56,738
Other assets	8,714,543	10,715,453

Total assets	¥297,185,019	¥300,400,980

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥186	¥191
Interest-earning deposits in other banks	12,048	17,227
Trading account assets	539,809	575,210
Investment securities	1,637,587	1,784,178
Loans	12,713,190	17,242,982
All other assets	271,041	324,559

Total assets of consolidated VIEs	¥15,173,861	¥19,944,347

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2017	September 30, 2017
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥23,098,886	¥22,937,903
Interest-bearing	121,741,545	122,210,795
Overseas offices, principally interest-bearing	45,561,192	46,636,077

Total deposits	190,401,623	191,784,775

Call money, funds purchased, and payables under repurchase agreements	18,056,476	19,647,904
Payables under securities lending transactions	5,549,004	4,789,971
Due to trust account and other short-term borrowings (including ¥112,424 and ¥224,779 at March 31, 2017 and September 30, 2017 measured at fair value under fair value option)	11,304,676	11,349,001
Trading account liabilities	18,790,133	16,418,784
Obligations to return securities received as collateral	3,516,232	2,699,912
Bank acceptances outstanding	156,208	140,778
Accrued interest	147,351	162,018
Long-term debt (including ¥377,423 and ¥348,196 at March 31, 2017 and September 30, 2017 measured at fair value under fair value option)	27,743,443	30,133,040
Other liabilities	6,755,165	7,794,424

Total liabilities	282,420,311	284,920,607

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 14,168,853,820 shares and 14,027,694,920 shares at March 31, 2017 and September 30, 2017, with no stated value	2,090,270	2,090,270
Capital surplus	5,956,644	5,820,198
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	3,931,612	4,601,402
Accumulated other comprehensive income, net of taxes	2,281,423	2,514,742
Treasury stock, at cost—739,564,216 common shares and 737,911,321 common shares at March 31, 2017 and September 30, 2017	(513,988)	(513,999)

Total Mitsubishi UFJ Financial Group shareholders’ equity	13,985,532	14,752,184
Noncontrolling interests	779,176	728,189

Total equity	14,764,708	15,480,373

Total liabilities and equity	¥297,185,019	¥300,400,980

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥22,044	¥39,694
Long-term debt	547,971	585,826
All other liabilities	49,447	116,005

Total liabilities of consolidated VIEs	¥619,462	¥741,525

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2016	2017
Interest income:
Loans, including fees	¥997,030	¥1,098,107
Deposits in other banks	36,982	57,768
Investment securities	187,835	185,852
Trading account assets	212,587	224,262
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	31,224	36,109

Total	1,465,658	1,602,098

Interest expense:
Deposits	165,897	240,723
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	31,379	57,620
Due to trust account, other short-term borrowings, and trading account liabilities	27,338	41,919
Long-term debt	135,631	141,590

Total	360,245	481,852

Net interest income	1,105,413	1,120,246
Credit for credit losses	58,681	186,568

Net interest income after credit for credit losses	1,164,094	1,306,814

Non-interest income:
Fees and commissions income	687,853	701,916
Foreign exchange losses—net	(20,704)	(3,025)
Trading account profits—net	284,845	69,428
Investment securities gains—net(2)	127,028	176,149
Equity in earnings of equity method investees—net	128,468	88,717
Other non-interest income	44,292	44,282

Total	1,251,782	1,077,467

Non-interest expense:
Salaries and employee benefits	555,671	537,214
Occupancy expenses—net	90,369	88,567
Fees and commissions expenses	133,243	146,625
Outsourcing expenses, including data processing	123,961	136,326
Depreciation of premises and equipment	47,861	46,159
Amortization of intangible assets	112,576	116,878
Impairment of intangible assets	968	16,591
Insurance premiums, including deposit insurance	45,936	45,103
Communications	27,843	28,158
Taxes and public charges	45,031	45,152
Other non-interest expenses	226,629	163,074

Total	1,410,088	1,369,847

Income before income tax expense	1,005,788	1,014,434
Income tax expense	252,472	234,336

Net income before attribution of noncontrolling interests	753,316	780,098
Net income (loss) attributable to noncontrolling interests	2,433	(10,606)

Net income attributable to Mitsubishi UFJ Financial Group	¥750,883	¥790,704

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2016	2017
Income used for the computation of basic EPS and diluted EPS (Numerator)(1):
Net income attributable to Mitsubishi UFJ Financial Group	¥750,883	¥790,704
Effect of dilutive instruments:
Stock acquisition rights, performance-based plan under Board Incentive Plan and restricted stock units	(1,416)	(1,951)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥749,467	¥788,753

	Six months ended September 30,
(in thousands)	2016	2017
Shares used for the computation of basic EPS and diluted EPS (Denominator)(1):
Weighted average common shares outstanding	13,652,274	13,354,885
Effect of dilutive instruments:
Stock acquisition rights and the common shares of MUFG under Board Incentive Plan	15,057	1,964

Weighted average common shares for diluted computation	13,667,331	13,356,849

	Six months ended September 30,
(in Yen)	2016	2017
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥55.00	¥59.21
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	54.84	59.05
Cash dividend per common share	9.00	9.00

(1)	From the six month period ended on September 30, 2017, information on earnings per common share (“EPS”), which was previously disclosed in the footnote to Condensed Consolidated Financial Statements, started to be disclosed within Condensed Consolidated Statements of Income.
(2)	The following credit losses are included in Investment securities gains—net:

	Six months ended September 30,
(in millions)	2016	2017
Decline in fair value	¥44	¥95
Other comprehensive income—net	13	13

Total credit losses	¥57	¥108

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2016	2017
Net income before attribution of noncontrolling interests	¥753,316	¥780,098
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities(1)	(134,423)	247,454
Net debt valuation adjustments	866	(5,779)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	19,205	(626)
Defined benefit plans	18,370	24,609
Foreign currency translation adjustments	(758,994)	(35,925)

Total	(854,976)	229,733

Comprehensive income (loss)	(101,660)	1,009,831
Net income (loss) attributable to noncontrolling interests	2,433	(10,606)
Other comprehensive loss attributable to noncontrolling interests	(30,537)	(3,586)

Comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group	¥(73,556)	¥1,024,023

(1)	Unrealized gains of ¥9 million and ¥9 million, net of tax, related to debt securities with credit component were realized and included in net income before attribution of noncontrolling interests for the six months ended September 30, 2016 and 2017, respectively.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2016	2017
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270

Balance at end of period	¥2,090,270	¥2,090,270

Capital surplus:
Balance at beginning of period	¥5,958,929	¥5,956,644
Stock-based compensation	(1,281)	(2,802)
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder	—	(34,751)
Retirement of common stock	—	(98,952)
Other—net	—	59

Balance at end of period	¥5,957,648	¥5,820,198

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥3,980,257	¥3,931,612
Net income attributable to Mitsubishi UFJ Financial Group	750,883	790,704
Cash dividends:
Common stock—¥9.00 per share in 2016 and 2017	(124,092)	(120,906)
Losses on sales of shares of treasury stock	(1,004)	(8)
Effect of adopting new guidance on consolidation of certain variable interest entities	(3,873)	—

Balance at end of period	¥4,602,171	¥4,601,402

Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	¥2,301,259	¥2,281,423
Net change during the period	(824,439)	233,319
Effect of adopting new guidance on consolidation of certain variable interest entities	3,873	—

Balance at end of period	¥1,480,693	¥2,514,742

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2016	2017
Treasury stock, at cost:
Balance at beginning of period	¥(299,661)	¥(513,988)
Purchases of shares of treasury stock	(109,760)	(101,028)
Sales of shares of treasury stock	3,108	2,029
Retirement of common stock	—	98,952
Net decrease resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	24	36

Balance at end of period	¥(406,289)	¥(513,999)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥13,964,064	¥14,752,184

Noncontrolling interests:
Balance at beginning of period	¥577,642	¥779,176
Initial subscriptions of noncontrolling interests	52,679	34,383
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	6,945	(57,715)
Increase (Decrease) in noncontrolling interests related to deconsolidation of subsidiaries	(457,886)	8,607
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder	—	(15,390)
Net income (loss) attributable to noncontrolling interests	2,433	(10,606)
Dividends paid to noncontrolling interests	(6,005)	(6,810)
Other comprehensive loss, net of taxes	(30,537)	(3,586)
Effect of adopting new guidance on consolidation of certain variable interest entities	595,982	—
Other—net	(348)	130

Balance at end of period	¥740,905	¥728,189

Total equity	¥14,704,969	¥15,480,373

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2016	2017
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥753,316	¥780,098
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	160,437	163,037
Impairment of intangible assets	968	16,591
Credit for credit losses	(58,681)	(186,568)
Investment securities gains—net	(127,028)	(176,149)
Foreign exchange losses (gains)—net	409,477	(152,647)
Equity in earnings of equity method investees—net	(128,468)	(88,717)
Provision for deferred income tax expense	108,575	76,774
Decrease (increase) in trading account assets, excluding foreign exchange contracts	(6,153,167)	2,413,956
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	6,263,280	(3,197,859)
Decrease (increase) in accrued interest receivable and other receivables	75,428	(67,375)
Decrease in accrued interest payable and other payables	(47,525)	(28,880)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	(75,308)	15,428
Net decrease (increase) in collateral for derivative transactions	90,233	(513,799)
Increase in cash collateral for the use of Bank of Japan’s settlement infrastructure(1)	—	(430,802)
Other—net	236,413	(302,961)

Net cash provided by (used in) operating activities	1,507,950	(1,679,873)

Cash flows from investing activities:
Proceeds from sales and maturities of Available-for-sale securities (including proceeds from sales of securities under the fair value option)	26,540,052	37,518,425
Purchases of Available-for-sale securities (including purchases of securities under the fair value option)	(25,296,456)	(36,675,462)
Proceeds from maturities of Held-to-maturity securities	310,331	670,897
Purchases of Held-to-maturity securities	(216,907)	(352,035)
Proceeds from sales and redemption of Other investment securities	4,927	4,036
Acquisition of MUFG Capital Analytics LLC (formerly Capital Analytics II LLC), a subsidiary of MUTB, net of cash acquired	(4,154)	—
Purchase of common stock and preferred stock investment in Security Bank Corporation, an equity method investee of BTMU	(91,993)	—
Purchases of Other investment securities	(6,467)	(2,953)
Net decrease in loans	2,392,503	485,079
Net decrease (increase) in interest-earning deposits in other banks	2,880,820	(739,000)
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	516,453	2,602,481
Capital expenditures for premises and equipment	(58,185)	(72,807)
Purchases of intangible assets	(114,887)	(112,037)
Proceeds from sales of consolidated VIEs and subsidiaries—net	113,566	54,683
Other—net	(60,972)	(23,554)

Net cash provided by investing activities	6,908,631	3,357,753

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2016	2017
Cash flows from financing activities:
Net increase in deposits	2,814,107	718,227
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	3,863,587	755,086
Net decrease in due to trust account	(3,627,935)	(247,230)
Net increase (decrease) in other short-term borrowings	(1,975,037)	340,236
Proceeds from issuance of long-term debt	7,491,596	3,941,248
Repayments of long-term debt	(4,276,373)	(1,614,508)
Proceeds from sales of treasury stock	4	1,219
Dividends paid	(124,079)	(120,911)
Payments for acquisition of treasury stock	(109,760)	(101,028)
Other—net	13,944	(57,792)

Net cash provided by financing activities	4,070,054	3,614,547

Effect of exchange rate changes on cash and cash equivalents	(169,032)	12,324

Net increase in cash and cash equivalents	12,317,603	5,304,751

Cash and cash equivalents at beginning of period	8,656,322	25,682,741

Cash and cash equivalents at end of period	¥20,973,925	¥30,987,492

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥368,201	¥480,203
Income taxes, net of refunds	212,264	134,396
Non-cash investing and financing activities:
Assets acquired under capital lease arrangements	3,149	3,045
Adoption of new guidance on consolidation of certain variable interest entities:
Increase in total assets, excluding cash and cash equivalents	628,236	—
Increase in total liabilities	32,254	—
Increase in noncontrolling interests	595,982	—
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder
Increase in other liabilities	—	50,000
Decrease in noncontrolling interests	—	15,390
Decrease in capital surplus	—	34,751
Increase in accumulated other comprehensive income, net of taxes	—	141

Note	(1)

Since December 2016, the new cash collateral system was introduced that enabled banks to pledge cash for the use of Bank of Japan’s settlement infrastructure. Such cash collateral was paid to Japanese Banks’ Payment Clearing Network and is included in Other Assets on the condensed consolidated balance sheets.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), Mitsubishi UFJ Trust and Banking Corporation (“MUTB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. MUSHD is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 16 for more information by business segment.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”), and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2017. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under U.S. GAAP has been omitted or condensed.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes

Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships—In March 2016, the Financial Accounting Standards Board (“FASB”) issued new guidance which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2017, and there was no material impact on its financial position and results of operations.

Contingent Put and Call Options in Debt Instruments—In March 2016, the FASB issued new guidance which clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under this guidance is required to assess the embedded call (put) options solely in accordance

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

with the four-step decision sequence, and does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2017, and there was no material impact on its financial position and results of operations.

Simplifying the Transition to the Equity Method of Accounting—In March 2016, the FASB issued new guidance which eliminates the requirement for retrospective application of the equity method and instead requires investors to apply the equity method prospectively from the date on which significant influence is obtained. This guidance also requires the equity method investor to add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest, and recognize through earnings the unrealized holding gain or loss of an available-for-sale equity security at the date on which that equity security becomes qualified for use of the equity method, if applicable. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The MUFG Group adopted this guidance on April 1, 2017, and there was no material impact on its financial position and results of operations.

Improvements to Employee Share-Based Payment Accounting—In March 2016, the FASB issued new guidance which amends several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under this guidance, an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The MUFG Group adopted this guidance on April 1, 2017, and elected to account for forfeitures as they occur, which represents a change from the previous requirement to estimate forfeitures when recognizing compensation expense. There was no material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued further guidance related to the principal-versus-agent assessment which requires an entity to determine the nature of the promise to the customer by identifying each specified good or service to be provided and assessing whether an entity controls each specified good or service before that good or service is transferred to the customer. In addition, in April 2016, the FASB issued guidance clarifying certain aspects of identification of promised goods or services and provides implementation guidance on licensing of intellectual property. Furthermore, in May 2016, the FASB issued guidance which amends the guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and contract modifications and completed contracts at transition, and on disclosure around transition. In December 2016, the FASB issued additional guidance which amends the new revenue standard to clarify certain aspects, including the scope and disclosure requirements. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The MUFG Group will adopt the guidance on April 1,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

2018 using the modified retrospective method. Since the guidance does not apply to revenue relating to financial instruments, including trading account assets, investment securities, and loans that are accounted for in accordance with other applicable guidance, the MUFG Group does not expect the new revenue guidance to have a material impact on the elements of its results of operations most closely associated with financial instruments, including net trading account profits, net investment securities gains, and interest income. Based on the implementation efforts to date, the MUFG Group has not yet identified any material changes in the timing or amount of revenue recognition related to other revenue streams within the scope. The MUFG Group continues to evaluate the effect that this guidance will have on its financial statements and related disclosures. The MUFG Group’s implementation efforts include the identification of revenue within the scope of the new revenue recognition guidance, including the evaluation of revenue contracts, as well as the evaluation of potential changes to internal controls.

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued new guidance which requires equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in fair value recognized in net income. However, for equity investments that do not have readily determinable fair values, the fair value may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, and the impairment assessment is simplified by performing a qualitative assessment to identify impairments. For financial liabilities which were elected to measure at fair value in accordance with the fair value option, this guidance also requires an entity to present separately in other comprehensive income the position of the changes in the fair value of financial liabilities resulting from a change in the instrument-specific credit risk. In addition, this guidance eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, and clarifies, for disclosure purposes, the requirement for the use of an exit price notion in the determination of the fair value of financial instruments measured at amortized cost. This guidance also clarifies that an entity must evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted except for the amendments related to the accounting for financial liabilities under the fair value option. The MUFG Group is currently evaluating what effect this guidance will have on its financial statements and related disclosures.

Leases—In February 2016, the FASB issued new guidance which requires that lessees recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The accounting applied by lessors is largely unchanged, but the accounting model for leveraged leases is not retained for leases that commence after the effective date of this guidance. This guidance also requires entities to provide qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its financial statements and related disclosures. The MUFG Group expects a gross-up on its consolidated balance sheet as a result of the adoption of this guidance, recognizing lease liabilities and right-of-use assets, though the extent of such a gross-up is under evaluation. The MUFG Group’ implementation efforts include reviewing its existing lease contracts and service contracts that may include embedded leases.

Recognition of Breakage for Certain Prepaid Stored-Value Products—In March 2016, the FASB issued new guidance which clarifies that liabilities related to the sale of certain prepaid stored-value products are financial liabilities. The guidance also provides a narrow scope exception to the guidance on extinguishments of liabilities

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

to require that breakage for those liabilities be accounted for consistent with the breakage model required by the guidance on revenue from contracts with customers for non-financial liabilities. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect this guidance will have on its financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MUFG Group is currently evaluating what effect the guidance above will have on its financial statements and related disclosures. The MUFG Group’s implementation efforts include identifying key interpretive issues and assessing existing credit forecasting models and processes against this guidance to determine what modifications may be required.

Classification of Certain Cash Receipts and Cash Payments—In August 2016, the FASB issued new guidance which provides specific guidance on eight cash flow classification issues to reduce diversity in practice. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. Since this guidance only impacts classification in the statement of cash flows, adoption will not affect the MUFG Group’s consolidated statements of income or consolidated balance sheets. The MUFG Group is currently evaluating what effect this guidance will have on its statement of cash flows.

Intra-Entity Transfers of Assets Other Than Inventory—In October 2016, the FASB issued new guidance which simplifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Under current U.S. GAAP, the recognition of current and deferred income taxes for an intra-entity asset transfer is prohibited until the asset has been sold to an outside party. This guidance eliminates this exception for all intra-entity sales of assets other than inventory. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted. The MUFG Group does not expect that the adoption of this guidance will have a material impact on its financial statements and related disclosures.

Restricted Cash—In November 2016, the FASB issued new guidance which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, and amounts generally described as restricted cash and

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance also requires an entity to disclose how the statement of cash flows reconciles to the balance sheet when cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents are presented in more than one line item within the balance sheet, and information about the nature of the restrictions on its cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group is currently evaluating what effect this guidance will have on its statement of cash flows and related disclosures.

Clarifying the Definition of a Business—In January 2017, the FASB issued new guidance which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, an integrated set of assets and activities is not a business. This guidance also requires that to be considered a business, an integrated set of assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, provides a framework to evaluate whether both an input and a substantive process are present, and removes the current requirement to assess if a market participant could replace any missing elements. Furthermore, this guidance narrows the definition of outputs so that the term is consistent with how outputs are described in the new revenue standard. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. Early application is permitted for transactions that occur in a period for which financial statements have not been issued. The impact of this guidance will depend on the MUFG Group’s acquisition and disposal activities after adoption.

Simplifying the Test for Goodwill Impairment—In January 2017, the FASB issued new guidance which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. This guidance eliminates Step 2 and instead requires an entity to perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. This guidance also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test, and instead requires the disclosure of the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets. This guidance is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The MUFG Group is currently evaluating what effect the guidance will have on its financial statements and related disclosures.

Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets—In February 2017, the FASB issued new guidance which clarifies the scope of the guidance on derecognition of nonfinancial assets and provides guidance on the accounting for partial sales of nonfinancial assets. This guidance defines an in substance nonfinancial asset, unifies guidance related to partial sales of nonfinancial assets, eliminates rules specifically addressing sales of real estate, removes exceptions to the financial asset derecognition model, and clarifies the accounting for contributions of nonfinancial assets to joint venture. The effective date and early adoption of this guidance will be the same as the effective date and early adoption of the new revenue standard, which is not yet effective. The MUFG Group is currently evaluating what effect the guidance will have on its financial statements and related disclosures.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost—In March 2017, the FASB issued new guidance which requires that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. This guidance also allows only the service cost component to be eligible for capitalization when applicable. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued. The MUFG Group is currently evaluating what effect the guidance will have on its financial statements and related disclosures.

Premium Amortization on Purchased Callable Debt Securities—In March 2017, the FASB issued new guidance which shortens the amortization period for certain callable debt securities held at a premium, specifically requiring the premium to be amortized to the earliest call date. This guidance does not require an accounting change for securities held at a discount, and the discount continues to be amortized to maturity. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect the guidance will have on its financial statements and related disclosures.

Scope of Modification Accounting—In May 2017, the FASB issued new guidance which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under this guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for which financial statements have not yet been issued. The MUFG Group is currently evaluating what effect the guidance will have on its financial statements and related disclosures.

Targeted Improvements to Accounting for Hedging Activities—In August 2017, the FASB issued new guidance which better aligns an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, this guidance expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition, this guidance includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. This guidance also modifies the requirement to disclose the effect on the income statement of fair value and cash flow hedges, eliminates the requirement to disclose the ineffective portion of the change in fair value of hedging instruments, and requires new tabular disclosures related to cumulative basis adjustments for fair value hedges. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted in any interim period after issuance of this guidance. The MUFG Group is currently evaluating what effect the guidance will have on its financial statements and related disclosures.

2.    BUSINESS DEVELOPMENTS

BTMU’s Acquisition of Security Bank Corporation’s shares

On April 1, 2016, BTMU acquired newly issued common shares and preferred shares with voting rights of Security Bank Corporation (“Security Bank”), representing in the aggregate approximately 20.0% of Security

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Bank’s equity interest for ¥91,993 million. Security Bank is listed on the Philippines Stock Exchange and is not part of any local conglomerate in the Philippines. Considering both BTMU’s ownership of the common stock and preferred stock and representation on the board of directors, the MUFG Group has determined that BTMU has the ability to exercise significant influence over the operating and financial policies of Security Bank and applied the equity method of accounting for its investment.

MUTB’s Acquisition of Capital Analytics II LLC

On April 30, 2016, MUTB acquired 100% ownership of Capital Analytics II LLC for ¥4,494 million in cash, and thereby recorded goodwill of ¥2,858 million and intangible assets of ¥1,388 million. Capital Analytics II LLC is an overseas fund management company that mainly provides fund administration services for private equity funds. The purpose of this acquisition is to meet the diversified global fund administration needs of its Japanese and overseas customers through the utilization of Capital Analytics II LLC’s unparalleled operational expertise and the MUFG Group’s extensive network. Upon conclusion of the acquisition, Capital Analytics II LLC was renamed MUFG Capital Analytics LLC. During the fiscal year ended March 31, 2017, measurement period adjustments were applied to the acquisition date fair values, which decreased goodwill by ¥115 million.

Krungsri’s Acquisition of Hattha Kaksekar Limited

On September 12, 2016, Bank of Ayudhya Public Company Limited (“Krungsri”) acquired 100% ownership of Hattha Kaksekar Limited for ¥15,703 million in cash, and thereby recorded goodwill of ¥8,280 million and intangible assets of ¥476 million. Hattha Kaksekar Limited is a financial institution in Cambodia providing financial services primarily to sole proprietors. The purpose of this acquisition is to enable the MUFG Group to tap into the growth of the Cambodian market by leveraging the knowhow of Ngern Tid Lor Co., Ltd., a subsidiary of Krungsri engaged in microfinance in Thailand, with an aim to promote and develop the microfinance business.

MUFG’s Acquisition of Hitachi Capital Corporation’s shares

On October 3, 2016, MUFG acquired 23.0% of the common shares of Hitachi Capital Corporation (“Hitachi Capital”) for ¥91,877 million from Hitachi, Ltd. Considering both MUFG’s ownership of the common stock and representation on the board of directors, the MUFG Group has determined that MUFG has the ability to exercise significant influence over the operating and financial policies of Hitachi Capital and applied the equity method of accounting for its investment.

MUTB’s Acquisition of Rydex Fund Services, LLC

On October 4, 2016, MUTB acquired 100% ownership of Rydex Fund Services, LLC for ¥17,431 million in cash, and thereby recorded goodwill of ¥5,232 million and intangible assets of ¥11,507 million. Rydex Fund Services, LLC is an overseas fund management company that mainly provides fund administration services for funds established under the 1940 Investment Companies Act of the United States. The purpose of this acquisition is to meet the diversified global fund administration needs of its Japanese and overseas customers through the utilization of Rydex Fund Services, LLC’s unparalleled operational expertise and the MUFG Group’s extensive network. Upon conclusion of the acquisition, Rydex Fund Services, LLC was renamed MUFG Investor Services (US), LLC.

Mitsubishi UFJ NICOS Became a Wholly-Owned Subsidiary

On May 15, 2017, MUFG and its subsidiary Mitsubishi UFJ NICOS entered into a share exchange agreement for MUFG to acquire the remaining 15.02% ownership of Mitsubishi UFJ NICOS by agreeing to pay

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

¥50,000 million cash to the only holder of Mitsubishi UFJ NICOS common stock other than MUFG. The transaction was accounted for as a non-cancellable forward purchase contract. Accordingly, liability of ¥50,000 million was recognized in Other liabilities on the accompanying consolidated balance sheet with a corresponding reduction in Noncontrolling interests of ¥15,390 million and Capital surplus of ¥34,751 million, and an increase in Accumulated other comprehensive income, net of taxes of ¥141 million. On October 2, 2017, MUFG paid ¥50,000 million in cash. The purpose of making a wholly-owned subsidiary is to effect a shift in posture enabling a more flexible response to changes in the business environment and the swift pursuit of group synergies.

3.    INVESTMENT SECURITIES

The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2017 and September 30, 2017:

At March 31, 2017:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥25,435,570	¥396,057	¥5,339		¥25,826,288
Japanese prefectural and municipal bonds	1,010,336	9,598	4,445		1,015,489
Foreign governments and official institutions bonds	2,162,897	14,006	26,974		2,149,929
Corporate bonds	1,121,967	20,854	1,089		1,141,732
Residential mortgage-backed securities	1,203,685	551	15,318		1,188,918
Commercial mortgage-backed securities	80,564	454	750		80,268
Asset-backed securities	1,374,754	5,416	1,898		1,378,272
Other debt securities(1)	169,185	4,899	3,295		170,789
Marketable equity securities	2,736,976	3,407,915	6,477		6,138,414

Total	¥35,295,934	¥3,859,750	¥65,585		¥39,090,099

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,955	¥43,115	¥—		¥1,144,070
Foreign governments and official institutions bonds	61,135	1,113	—		62,248
Corporate bonds	100	—	—		100
Residential mortgage-backed securities	962,492	4,009	11,196	(2)	955,305
Commercial mortgage-backed securities	184,336	5,065	768	(2)	188,633
Asset-backed securities	1,278,303	9,277	185		1,287,395

Total	¥3,587,321	¥62,579	¥12,149		¥3,637,751

Notes:	(1)	Other debt securities in the table above include ¥160,479 million of private placement debt conduit bonds.
	(2)	MUFG Americas Holdings Corporation (“MUAH”) reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated other comprehensive income (loss) (“Accumulated OCI”) in the accompanying condensed consolidated balance sheets were ¥4,662 million and ¥7,295 million, respectively, at March 31, 2017 and are not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2017:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥22,226,590	¥289,182	¥7,149		¥22,508,623
Japanese prefectural and municipal bonds	1,248,562	6,912	4,863		1,250,611
Foreign governments and official institutions bonds	2,312,548	15,203	26,100		2,301,651
Corporate bonds	1,098,500	15,770	1,204		1,113,066
Residential mortgage-backed securities	1,470,166	983	11,070		1,460,079
Commercial mortgage-backed securities	82,618	694	442		82,870
Asset-backed securities	1,500,616	6,274	1,237		1,505,653
Other debt securities(1)	161,044	4,309	2,267		163,086
Marketable equity securities	2,567,398	3,881,355	6,862		6,441,891

Total	¥32,668,042	¥4,220,682	¥61,194		¥36,827,530

Held-to-maturity securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,892	¥40,268	¥—		¥1,141,160
Foreign governments and official institutions bonds	58,633	881	—		59,514
Corporate bonds	50	—	—		50
Residential mortgage-backed securities	932,328	3,985	8,686	(2)	927,627
Commercial mortgage-backed securities	174,223	5,237	636	(2)	178,824
Asset-backed securities	964,725	5,988	79		970,634

Total	¥3,230,851	¥56,359	¥9,401		¥3,277,809

Notes:	(1)	Other debt securities in the table above include ¥153,030 million of private placement debt conduit bonds.
	(2)	MUAH reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale securities to Held-to-maturity securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥3,963 million and ¥6,453 million, respectively, at September 30, 2017 and are not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Securities

Investment securities other than Available-for-sale securities or Held-to-maturity securities (i.e., nonmarketable equity securities presented in Other investment securities) were primarily carried at cost of ¥529,869 million and ¥529,686 million, at March 31, 2017 and September 30, 2017, respectively, because their fair values were not readily determinable.

The remaining balances were investment securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value of ¥26,292 million and ¥25,564 million at March 31, 2017 and September 30, 2017, respectively. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017 for the valuation techniques and inputs used to estimate the fair values.

With respect to cost-method investments of ¥97,774 million and ¥97,774 million at March 31, 2017 and September 30, 2017, respectively, the MUFG Group estimated a fair value using commonly accepted valuation techniques to determine whether the investments were impaired in each reporting period. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥432,095 million and ¥431,912 million at March 31, 2017 and September 30, 2017, respectively, the MUFG Group performed a test to determine whether any impairment indicators existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share of an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of cost-method investments, which had aggregated costs of ¥429,313 million and ¥430,311 million at March 31, 2017 and September 30, 2017, respectively, since it was not practical and the MUFG Group identified no impairment indicators.

Based on the procedures described above, the MUFG Group recognized other-than-temporary impairment (“OTTI”) losses on the cost-method investments of ¥394 million and ¥284 million for the six months ended September 30, 2016 and 2017, respectively. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2017 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥50	¥50	¥12,477,989
Due from one year to five years	164,798	168,113	9,181,806
Due from five years to ten years	1,706,867	1,750,883	4,353,645
Due after ten years	1,359,136	1,358,763	4,372,199

Total	¥3,230,851	¥3,277,809	¥30,385,639

Realized Gains and Losses

For the six months ended September 30, 2016 and 2017, gross realized gains on sales of Available-for-sale securities were ¥175,065 million and ¥189,782 million, respectively, and gross realized losses on sales of Available-for-sale securities were ¥22,291 million and ¥14,041 million, respectively.

Other-than-temporary Impairments of Investment Securities

For the six months ended September 30, 2016 and 2017, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥32,364 million and ¥6,428 million, respectively, which were included in Investment securities gains—net in the accompanying condensed consolidated statements of income. The losses of ¥32,364 million for the six months ended September 30, 2016 included losses of ¥31,913 million from marketable equity securities and ¥57 million from Available-for-sale debt securities which mainly comprised of corporate bonds. The losses of ¥6,428 million for the six months ended September 30, 2017 included losses of ¥6,036 million from marketable equity securities and ¥108 million from Available-for-sale debt securities which mainly comprised of corporate bonds.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Gross Unrealized Losses and Fair Value

The following tables show the gross unrealized losses and fair value of Available-for-sale securities and Held-to-maturity securities at March 31, 2017 and September 30, 2017 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2017:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥6,088,856	¥5,339	¥—	¥—	¥6,088,856	¥5,339	107
Japanese prefectural and municipal bonds	579,684	4,445	—	—	579,684	4,445	139
Foreign governments and official institutions bonds	1,034,336	26,677	115,053	297	1,149,389	26,974	142
Corporate bonds	277,394	933	15,613	156	293,007	1,089	160
Residential mortgage-backed securities	754,557	14,086	81,065	1,232	835,622	15,318	412
Commercial mortgage-backed securities	51,360	748	1,298	2	52,658	750	65
Asset-backed securities	80,059	1,269	128,372	629	208,431	1,898	85
Other debt securities	35,375	1,488	50,845	1,807	86,220	3,295	26
Marketable equity securities	222,950	6,449	554	28	223,504	6,477	111

Total	¥9,124,571	¥61,434	¥392,800	¥4,151	¥9,517,371	¥65,585	1,247

Held-to-maturity securities:
Debt securities:
Residential mortgage-backed securities	¥523,237	¥10,736	¥161,453	¥460	¥684,690	¥11,196	263
Commercial mortgage-backed securities	12,906	125	168,724	643	181,630	768	31
Asset-backed securities	25,679	13	101,345	172	127,024	185	5

Total	¥561,822	¥10,874	¥431,522	¥1,275	¥993,344	¥12,149	299

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2017:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale securities:
Debt securities:
Japanese national government and Japanese government agency bonds	¥8,258,526	¥6,306	¥85,561	¥843	¥8,344,087	¥7,149	149
Japanese prefectural and municipal bonds	790,305	4,641	16,963	222	807,268	4,863	205
Foreign governments and official institutions bonds	1,271,852	24,457	130,981	1,643	1,402,833	26,100	120
Corporate bonds	310,254	1,093	21,342	111	331,596	1,204	152
Residential mortgage-backed securities	762,855	9,868	151,497	1,202	914,352	11,070	441
Commercial mortgage-backed securities	41,785	441	1,136	1	42,921	442	47
Asset-backed securities	232,469	1,126	14,186	111	246,655	1,237	61
Other debt securities	12,055	184	56,414	2,083	68,469	2,267	22
Marketable equity securities	57,648	6,835	533	27	58,181	6,862	78

Total	¥11,737,749	¥54,951	¥478,613	¥6,243	¥12,216,362	¥61,194	1,275

Held-to-maturity securities:
Debt securities:
Residential mortgage-backed securities	¥519,945	¥8,616	¥141,542	¥70	¥661,487	¥8,686	280
Commercial mortgage-backed securities	11,672	140	161,175	496	172,847	636	31
Asset-backed securities	55,044	56	28,929	23	83,973	79	3

Total	¥586,661	¥8,812	¥331,646	¥589	¥918,307	¥9,401	314

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, Foreign governments and official institutions bonds, and Residential and commercial mortgage-backed securities

As of September 30, 2017, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Asset-backed securities

As of September 30, 2017, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the OTTI and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no OTTI was identified as of September 30, 2017 and no impairment loss has been recorded.

Corporate bonds

As of September 30, 2017, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each period for the six months ended September 30 represents the credit loss component for which OTTI occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairment has occurred. The credit loss component is reduced when the corporate bonds mature or are sold.

	Six months ended September 30,
	2016	2017
	(in millions)
Balance at beginning of period	¥6,691	¥4,125

Additions:
Initial credit impairments	35	107
Subsequent credit impairments	22	1

Reductions:
Securities sold or matured	(939)	(403)

Balance at end of period	¥5,809	¥3,830

The cumulative declines in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at September 30, 2016 and 2017 were ¥3,850 million and ¥3,200 million, respectively. Of which, the credit loss components recognized in earnings were ¥5,809 million and ¥3,830 million, and the remaining amounts related to all other factors recognized in Accumulated OCI before taxes were ¥1,959 million and ¥630 million at September 30, 2016 and 2017, respectively.

Other debt securities

As of September 30, 2017, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of OTTI, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no OTTI losses were recorded in the accompanying condensed consolidated statements of income.

Marketable equity securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairment. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that the fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other-than-temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic prospects and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2017, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2017 and September 30, 2017 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2017	September 30, 2017
	(in millions)
Domestic:
Manufacturing	¥11,796,803	¥11,478,200
Construction	819,262	747,597
Real estate	11,622,372	11,628,219
Services	2,549,300	2,483,356
Wholesale and retail	7,970,579	8,111,508
Banks and other financial institutions(1)	5,223,906	4,928,322
Communication and information services	1,634,584	1,578,257
Other industries	8,898,712	8,653,551
Consumer	16,491,010	16,292,794

Total domestic	67,006,528	65,901,804

Foreign:
Governments and official institutions	1,037,795	1,132,064
Banks and other financial institutions(1)	13,844,964	14,333,357
Commercial and industrial	30,279,641	30,544,651
Other	6,334,551	6,603,552

Total foreign	51,496,951	52,613,624

Unearned income, unamortized premiums—net and deferred loan fees—net	(288,507)	(280,005)

Total(2)	¥118,214,972	¥118,235,423

Notes:	(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(2)	The above table includes loans held for sale of ¥185,940 million at March 31, 2017 and ¥148,761 million at September 30, 2017, respectively.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUAH, and Krungsri based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2017 for further information.

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2017 for further information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The nonaccrual loans by class at March 31, 2017 and September 30, 2017 is shown below:

	March 31, 2017	September 30, 2017
	(in millions)
Commercial
Domestic	¥471,148	¥464,509
Manufacturing	185,095	170,053
Construction	15,202	11,928
Real estate	44,374	36,058
Services	38,602	34,240
Wholesale and retail	131,213	121,408
Banks and other financial institutions	2,432	1,404
Communication and information services	18,685	22,673
Other industries	10,034	43,559
Consumer	25,511	23,186
Foreign-excluding MUAH and Krungsri	191,889	121,698
Residential	75,399	72,577
Card	61,424	61,350
MUAH	82,150	54,056
Krungsri	94,902	107,406

Total(1)	¥976,912	¥881,596

Note:	(1)

The above table does not include loans held for sale of nil and ¥8,549 million at March 31, 2017 and September 30, 2017, respectively, and loans acquired with deteriorated credit quality of ¥9,720 million and ¥8,281 million, at March 31, 2017 and September 30, 2017, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and troubled debt restructurings (“TDRs”). The following table shows information about impaired loans by class at March 31, 2017 and September 30, 2017:

	Recorded Loan Balance
At March 31, 2017:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥875,977	¥187,738	¥1,063,715	¥1,107,203	¥608,122
Manufacturing	555,009	39,587	594,596	602,038	411,787
Construction	15,007	9,068	24,075	24,907	9,107
Real estate	53,048	30,274	83,322	90,797	14,987
Services	48,304	23,162	71,466	78,097	31,074
Wholesale and retail	160,422	53,760	214,182	224,141	115,673
Banks and other financial institutions	1,836	607	2,443	2,443	1,674
Communication and information services	14,166	10,652	24,818	26,641	10,565
Other industries	10,714	5,806	16,520	17,403	7,226
Consumer	17,471	14,822	32,293	40,736	6,029
Foreign-excluding MUAH and Krungsri	262,887	23,019	285,906	309,975	164,682
Loans acquired with deteriorated credit quality	8,013	—	8,013	11,513	3,619
Residential	120,465	6,557	127,022	154,006	46,971
Card	71,849	462	72,311	80,392	20,523
MUAH	77,160	16,292	93,452	113,414	19,173
Krungsri	44,679	20,752	65,431	71,075	19,118

Total(3)	¥1,461,030	¥254,820	¥1,715,850	¥1,847,578	¥882,208

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
At September 30, 2017:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥798,605	¥174,397	¥973,002	¥1,011,187	¥481,924
Manufacturing	465,650	38,861	504,511	510,778	264,592
Construction	12,106	7,600	19,706	20,515	8,221
Real estate	48,164	25,540	73,704	79,420	12,289
Services	41,362	20,071	61,433	65,892	28,420
Wholesale and retail	149,155	50,112	199,267	209,028	107,728
Banks and other financial institutions	1,634	27	1,661	1,661	1,354
Communication and information services	19,999	8,254	28,253	29,661	16,303
Other industries	47,146	7,934	55,080	56,503	38,546
Consumer	13,389	15,998	29,387	37,729	4,471
Foreign-excluding MUAH and Krungsri	141,967	43,722	185,689	211,938	70,803
Loans acquired with deteriorated credit quality	9,703	—	9,703	17,683	3,939
Residential	113,729	6,130	119,859	145,237	26,785
Card	69,440	408	69,848	77,497	20,457
MUAH	50,796	29,304	80,100	92,992	9,957
Krungsri	56,160	21,949	78,109	85,136	28,412

Total(3)	¥1,240,400	¥275,910	¥1,516,310	¥1,641,670	¥642,277

Notes:	(1)

These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.

(2)	Included in impaired loans at March 31, 2017 and September 30, 2017 are accrual TDRs as follows: ¥688,746 million and ¥574,719 million—Commercial; ¥50,213 million and ¥45,957 million—Residential; ¥32,564 million and ¥30,467 million—Card; ¥24,708 million and ¥35,667 million—MUAH; and ¥23,588 million and ¥24,428 million—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥9,879 million and ¥21,585 million at March 31, 2017 and September 30, 2017, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2016 and 2017:

	2016		2017
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥999,938	¥6,238	¥952,510	¥4,830
Manufacturing	484,687	2,505	509,211	1,812
Construction	24,336	200	20,112	144
Real estate	100,849	726	77,940	574
Services	80,076	569	62,750	381
Wholesale and retail	217,657	1,469	190,328	1,109
Banks and other financial institutions	641	4	2,030	7
Communication and information services	25,560	264	24,872	192
Other industries	26,766	207	34,783	387
Consumer	39,366	294	30,484	224
Foreign-excluding MUAH and Krungsri	294,123	1,977	235,723	3,573
Loans acquired with deteriorated credit quality	11,051	371	8,817	563
Residential	137,247	971	123,441	846
Card	76,953	1,334	71,080	1,052
MUAH	43,181	467	64,293	898
Krungsri	47,091	1,549	71,176	1,788

Total	¥1,609,584	¥12,907	¥1,527,040	¥13,550

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including TDRs, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the six months ended September 30, 2016 and 2017:

	2016	2017
	(in millions)
Accrual TDRs:
Balance at beginning of period	¥613,844	¥819,819
Additions (new accrual TDR status)(1)	358,224	65,483
Transfers to other impaired loans (including nonaccrual TDRs)	(28,876)	(16,624)
Loans sold	(1,594)	(16,776)
Principal payments and other	(115,714)	(140,664)

Balance at end of period(1)	¥825,884	¥711,238

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of period	¥1,111,306	¥896,031
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	196,443	145,885
Charge-off	(59,880)	(57,238)
Transfers to accrual TDRs	(312,649)	(20,000)
Loans sold	(12,951)	(22,482)
Principal payments and other	(167,508)	(137,124)

Balance at end of period(1)	¥754,761	¥805,072

Notes:	(1)	For the six months ended September 30, 2016, lease receivables of ¥51 million and ¥62 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥3,141 million and ¥772 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of September 30, 2016. For the six months ended September 30, 2017, lease receivables of ¥880 million and ¥70 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,644 million and ¥628 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of September 30, 2017.
	(2)	Included in the additions of other impaired loans for the six months ended September 30, 2016 and 2017 are nonaccrual TDRs as follows: ¥5,527 million and ¥6,489 million—Card; ¥13,967 million and ¥3,366 million—MUAH; and ¥3,484 million and ¥6,108 million—Krungsri, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Troubled Debt Restructurings

The following table summarizes the MUFG Group’s TDRs by class for the six months ended September 30, 2016 and 2017:

	2016			2017
	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥279,767	¥279,767	¥2,790	¥28,645	¥28,603	¥2,996
Manufacturing	251,468	251,468	1,089	12,502	12,460	368
Construction	1,287	1,287	—	142	142	—
Real estate	4,796	4,796	—	1,107	1,107	10
Services	3,024	3,024	158	2,343	2,343	680
Wholesale and retail	15,046	15,046	1,510	9,889	9,889	1,778
Banks and other financial institutions	—	—	—	246	246	—
Communication and information services	2,001	2,001	—	1,072	1,072	135
Other industries	948	948	—	425	425	—
Consumer	1,197	1,197	33	919	919	25
Foreign-excluding MUAH and Krungsri	49,767	49,767	—	9,983	9,983	—
Loans acquired with deteriorated credit quality	1,030	1,030	—	—	—	—
Residential(1)(3)	7,160	7,160	78	5,459	5,459	124
Card(2)(3)	8,244	8,056	2,027	9,570	9,334	1,977
MUAH(2)(3)	21,721	21,608	1,641	18,878	18,878	2,331
Krungsri(2)(3)	13,927	13,927	1,198	9,856	9,856	1,735

Total	¥381,616	¥381,315	¥7,734	¥82,391	¥82,113	¥9,163

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
	(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans.
	(3)

For the six months ended September 30, 2016, extension of the stated maturity date of loans was the primary concession type in the Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card and Commercial segments and payment deferrals was the primary concession type in the MUAH segment.

For the six months ended September 30, 2017, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential, MUAH and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in millions)
Commercial(1)
Domestic	¥592,578	¥508,498
Manufacturing	409,500	334,467
Construction	8,881	7,778
Real estate	38,953	37,645
Services	32,864	27,192
Wholesale and retail	82,968	77,857
Banks and other financial institutions	11	256
Communication and information services	6,133	5,580
Other industries	6,486	11,523
Consumer	6,782	6,200
Foreign-excluding MUAH and Krungsri	96,168	66,221
Residential(1)	50,213	45,957
Card(2)	72,311	69,848
MUAH(2)	69,830	66,593
Krungsri(2)	46,651	52,308

Total	¥927,751	¥809,425

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans and do not include nonaccrual loans.
	(2)	TDRs for the Card, MUAH and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2017 and September 30, 2017 are nonaccrual TDRs as follows: ¥39,747 million and ¥39,381 million—Card; ¥45,122 million and ¥30,926 million—MUAH; and ¥18,998 million and ¥23,236 million—Krungsri, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2016 and 2017 was not material.

TDRs for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

In regards to the Card, MUAH and Krungsri segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2017 and September 30, 2017 are shown below:

At March 31, 2017:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥49,572,413	¥2,161,965	¥296,961	¥52,031,339
Manufacturing	10,882,533	821,062	65,112	11,768,707
Construction	753,879	53,255	11,550	818,684
Real estate	11,137,637	352,785	42,382	11,532,804
Services	2,267,272	237,067	31,202	2,535,541
Wholesale and retail	7,403,680	462,577	98,423	7,964,680
Banks and other financial institutions	5,207,774	14,341	892	5,223,007
Communication and information services	1,573,518	45,342	15,357	1,634,217
Other industries	8,725,914	125,725	8,086	8,859,725
Consumer	1,620,206	49,811	23,957	1,693,974
Foreign-excluding MUAH and Krungsri	36,134,401	971,228	189,599	37,295,228
Loans acquired with deteriorated credit quality	16,503	12,572	5,065	34,140

Total	¥85,723,317	¥3,145,765	¥491,625	¥89,360,707

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,256,263	¥76,185	¥14,332,448
Card	¥531,331	¥61,822	¥593,153

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,837,763	¥22,949	¥4,879,158	¥133,032	¥151,553	¥9,024,455

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥4,672,435	¥195,472	¥98,335	¥4,966,242

At September 30, 2017:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥48,998,517	¥1,832,425	¥314,006	¥51,144,948
Manufacturing	10,741,717	655,748	63,955	11,461,420
Construction	687,938	48,890	10,203	747,031
Real estate	11,198,972	309,827	35,400	11,544,199
Services	2,246,457	198,002	27,211	2,471,670
Wholesale and retail	7,596,267	408,725	89,977	8,094,969
Banks and other financial institutions	4,915,187	11,632	1,404	4,928,223
Communication and information services	1,513,008	44,328	20,585	1,577,921
Other industries	8,497,806	110,830	42,539	8,651,175
Consumer	1,601,165	44,443	22,732	1,668,340
Foreign-excluding MUAH and Krungsri	37,670,119	739,011	118,760	38,527,890
Loans acquired with deteriorated credit quality	14,230	12,576	4,721	31,527

Total	¥86,682,866	¥2,584,012	¥437,487	¥89,704,365

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,081,156	¥70,189	¥14,151,345
Card	¥530,913	¥61,725	¥592,638

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥3,963,344	¥17,136	¥4,612,200	¥74,704	¥133,840	¥8,801,224

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥4,820,843	¥185,274	¥109,834	¥5,115,951

Notes:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Total loans of MUAH do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans and small business loans which are not individually rated totaling ¥40,534 million and ¥1,144 million at March 31, 2017 and September 30, 2017, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

For a discussion and explanation of the MUFG Group’s credit quality indicator, see Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2017.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2017 and September 30, 2017 are based on information as of March 31, 2017 and September 30, 2017, respectively. For the MUAH and Krungsri segments, credit quality indicators at March 31, 2017 and September 30, 2017 are generally based on information as of December 31, 2016 and June 30, 2017, respectively.

Past Due Analysis

Ages of past due loans by class at March 31, 2017 and September 30, 2017 are shown below:

At March 31, 2017:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥12,410	¥19,468	¥31,878	¥51,999,461	¥52,031,339	¥5,817
Manufacturing	1,427	1,671	3,098	11,765,609	11,768,707	20
Construction	281	235	516	818,168	818,684	—
Real estate	2,655	5,058	7,713	11,525,091	11,532,804	1,542
Services	1,294	3,225	4,519	2,531,022	2,535,541	4
Wholesale and retail	1,932	1,883	3,815	7,960,865	7,964,680	149
Banks and other financial institutions	3	21	24	5,222,983	5,223,007	—
Communication and information services	583	216	799	1,633,418	1,634,217	—
Other industries	337	99	436	8,859,289	8,859,725	—
Consumer	3,898	7,060	10,958	1,683,016	1,693,974	4,102
Foreign-excluding MUAH and Krungsri	5,268	50,105	55,373	37,239,855	37,295,228	2,244
Residential	78,227	42,335	120,562	14,202,076	14,322,638	31,382
Card	17,490	31,298	48,788	533,484	582,272	—
MUAH	25,162	14,212	39,374	8,998,049	9,037,423	1,165
Krungsri	103,055	73,261	176,316	4,780,709	4,957,025	—

Total	¥241,612	¥230,679	¥472,291	¥117,753,634	¥118,225,925	¥40,608

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2017:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥10,742	¥19,953	¥30,695	¥51,114,253	¥51,144,948	¥5,487
Manufacturing	1,370	1,724	3,094	11,458,326	11,461,420	—
Construction	639	272	911	746,120	747,031	—
Real estate	1,385	3,963	5,348	11,538,851	11,544,199	1,665
Services	1,410	948	2,358	2,469,312	2,471,670	68
Wholesale and retail	1,737	4,687	6,424	8,088,545	8,094,969	78
Banks and other financial institutions	—	52	52	4,928,171	4,928,223	31
Communication and information services	740	426	1,166	1,576,755	1,577,921	—
Other industries	116	1,674	1,790	8,649,385	8,651,175	—
Consumer	3,345	6,207	9,552	1,658,788	1,668,340	3,645
Foreign-excluding MUAH and Krungsri	16,279	21,394	37,673	38,490,217	38,527,890	—
Residential	76,176	35,200	111,376	14,030,372	14,141,748	25,813
Card	17,357	31,382	48,739	533,271	582,010	—
MUAH	24,640	13,552	38,192	8,745,243	8,783,435	1,792
Krungsri	100,176	77,876	178,052	4,930,290	5,108,342	—

Total	¥245,370	¥199,357	¥444,727	¥117,843,646	¥118,288,373	¥33,092

Notes:	(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Total loans of MUAH do not include ¥438 million and nil of FDIC covered loans at March 31, 2017 and September 30, 2017, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2016 and 2017 are shown below:

Six months ended September 30, 2016:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥816,559	¥58,598	¥31,187	¥108,454	¥96,332	¥1,111,130
Provision (credit) for credit losses	(94,482)	480	6,492	1,526	27,303	(58,681)
Charge-offs	55,096	3,351	8,050	12,077	23,007	101,581
Recoveries	9,758	941	1,208	736	6,630	19,273

Net charge-offs	45,338	2,410	6,842	11,341	16,377	82,308
Others(1)	(17,485)	1	—	(14,737)	(12,442)	(44,663)

Balance at end of period	¥659,254	¥56,669	¥30,837	¥83,902	¥94,816	¥925,478

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188
Provision (credit) for credit losses	(207,025)	(16,024)	10,669	(5,882)	31,694	(186,568)
Charge-offs	55,204	2,238	11,047	9,241	26,274	104,004
Recoveries	12,376	666	695	1,547	8,372	23,656

Net charge-offs	42,828	1,572	10,352	7,694	17,902	80,348
Others(1)	1,709	—	—	(2,679)	1,879	909

Balance at end of period	¥652,542	49,740	¥30,482	¥57,478	¥125,939	¥916,181

Note:	(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2017 and September 30, 2017 are shown below:

At March 31, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥772,804	¥46,520	¥20,523	¥19,174	¥19,035	¥878,056
Collectively evaluated for impairment	115,489	19,255	9,632	54,096	91,137	289,609
Loans acquired with deteriorated credit quality	12,393	1,561	10	463	96	14,523

Total	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188

Loans:
Individually evaluated for impairment	¥1,349,621	¥125,611	¥71,879	¥93,452	¥65,028	¥1,705,591
Collectively evaluated for impairment	87,976,946	14,197,027	510,393	8,944,409	4,891,997	116,520,772
Loans acquired with deteriorated credit quality	34,140	9,810	10,881	27,128	9,217	91,176

Total(1)	¥89,360,707	¥14,332,448	¥593,153	¥9,064,989	¥4,966,242	¥118,317,539

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥552,727	¥26,412	¥20,457	¥9,957	¥28,345	¥637,898
Collectively evaluated for impairment	86,373	21,702	10,010	47,063	97,524	262,672
Loans acquired with deteriorated credit quality	13,442	1,626	15	458	70	15,611

Total	¥652,542	¥49,740	¥30,482	¥57,478	¥125,939	¥916,181

Loans:
Individually evaluated for impairment	¥1,158,691	¥118,536	¥69,415	¥80,100	¥77,829	¥1,504,571
Collectively evaluated for impairment	88,514,147	14,023,212	512,595	8,703,335	5,030,513	116,783,802
Loans acquired with deteriorated credit quality	31,527	9,597	10,628	18,933	7,609	78,294

Total(1)	¥89,704,365	¥14,151,345	¥592,638	¥8,802,368	¥5,115,951	¥118,366,667

Note:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in millions)
Balance at beginning of period
Goodwill	¥2,539,874	¥2,542,280
Accumulated impairment losses	(2,085,499)	(2,092,137)

	454,375	450,143
Goodwill recognized during the six months(1)	2,858	—
Foreign currency translation adjustments and other	(65,132)	(14,590)

Balance at end of period
Goodwill	2,477,600	2,527,690
Accumulated impairment losses	(2,085,499)	(2,092,137)

	¥392,101	¥435,553

Note:	(1)	See Note 2 for the goodwill recognized in connection with acquisitions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of other intangible assets at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in millions)
Intangible assets subject to amortization:
Software	¥711,190	¥713,438
Core deposit intangibles	50,100	46,948
Customer relationships	191,992	171,363
Trade names	49,814	47,932
Other	8,139	10,952

Total	1,011,235	990,633
Intangible assets not subject to amortization:
Other	9,124	9,122

Total	¥1,020,359	¥999,755

The impairment losses on other intangible assets for the six months ended September 30, 2016 and 2017 were ¥968 million and ¥16,591 million, respectively, which are included in impairment of intangible assets in the accompanying condensed consolidated statements of income. The impairment loss for the six months ended September 30, 2017 included a loss of ¥11,121 million relating to the foreign subsidiary’s customer relationships under the Trust Asset Business Group segment. The intangible assets were valued based on discounted expected future cash flows. The estimated future cash flows of the above customer relationships were revised downward due to a decrease in acquired customer base. Accordingly, the MUFG group revaluated the intangible assets and recognized impairment losses.

6.    PLEDGED ASSETS AND COLLATERAL

At September 30, 2017, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2017
(in millions)
Trading account securities	¥7,975,769
Investment securities	8,328,320
Loans	15,522,796
Other	61,129

Total	¥31,888,014

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2017
(in millions)
Deposits	¥316,560
Payables under repurchase agreements and securities lending transactions	12,965,112
Other short-term borrowings and long-term debt	18,569,633
Other	36,709

Total	¥31,888,014

At September 30, 2017, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets aggregating to ¥15,913,526 million were pledged as collateral for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.

At March 31, 2017 and September 30, 2017, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,663,945 million and ¥2,001,628 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,080,929 million and ¥861,877 million, respectively.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2016	2017	2016		2017
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥24,453	¥23,539	¥6,701	¥548	¥5,646	¥348
Interest cost on projected benefit obligation	6,232	7,266	8,027	717	7,651	540
Expected return on plan assets	(30,126)	(34,144)	(15,075)	(1,066)	(16,069)	(1,062)
Amortization of net actuarial loss	8,870	3,946	9,788	669	5,740	563
Amortization of prior service cost	(3,784)	(580)	(1,063)	(427)	(1,547)	(1,391)
Gain on settlements and curtailment	(445)	(2,019)	—	—	—	—

Net periodic benefit cost	¥5,200	¥(1,992)	¥8,378	¥441	¥1,421	¥(1,002)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2017 and expects to contribute for the remainder of the fiscal year ending March 31, 2018 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIPs	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2017	¥51.3	¥14.8	¥0.2
For the remainder of the fiscal year ending March 31, 2018	¥23.0	¥1.5	¥0.2

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8.    OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2017 and September 30, 2017, the gross and net amounts of derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2017	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥18,835	¥—	¥18,835	¥(15,053)	¥(726)	¥3,056
Receivables under resale agreements	11,044	(2,856)	8,188	(7,461)	(11)	716
Receivables under securities borrowing transactions	11,003	—	11,003	(10,880)	(9)	114

Total	¥40,882	¥(2,856)	¥38,026	¥(33,394)	¥(746)	¥3,886

Financial liabilities:
Derivative liabilities	¥18,562	¥—	¥18,562	¥(15,063)	¥(1,229)	¥2,270
Payables under repurchase agreements(1)	20,549	(2,856)	17,693	(17,489)	(11)	193
Payables under securities lending transactions	5,549	—	5,549	(5,526)	(8)	15
Obligations to return securities received as collateral	3,516	—	3,516	(492)	—	3,024

Total	¥48,176	¥(2,856)	¥45,320	¥(38,570)	¥(1,248)	¥5,502

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2017	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥16,256	¥—	¥16,256	¥(12,843)	¥(670)	¥2,743
Receivables under resale agreements	9,676	(2,975)	6,701	(6,127)	(13)	561
Receivables under securities borrowing transactions	9,839	—	9,839	(9,723)	(16)	100

Total	¥35,771	¥(2,975)	¥32,796	¥(28,693)	¥(699)	¥3,404

Financial liabilities:
Derivative liabilities	¥16,273	¥—	¥16,273	¥(12,691)	¥(1,539)	¥2,043
Payables under repurchase agreements(1)	22,057	(2,892)	19,165	(18,946)	(29)	190
Payables under securities lending transactions	4,790	—	4,790	(4,757)	(12)	21
Obligations to return securities received as collateral	2,700	—	2,700	(704)	—	1,996

Total	¥45,820	¥(2,892)	¥42,928	¥(37,098)	¥(1,580)	¥4,250

Note:	(1)	Payables under repurchase agreements in the above table include those under long-term repurchase agreements of ¥1,611,916 million and ¥2,046,159 million at March 31, 2017 and September 30, 2017, respectively, which are included in Long-term debt in the accompanying condensed consolidated balance sheets.

9.    REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS

The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2017 and September 30, 2017. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign governments and official institutions bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2017
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,309	¥13,455	¥3,083	¥1,702	¥20,549
Payables under securities lending transactions	1,811	1,970	1,768	—	5,549
Obligations to return securities received as collateral	3,329	102	85	—	3,516

Total	¥7,449	¥15,527	¥4,936	¥1,702	¥29,614

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2017
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,436	¥13,967	¥3,320	¥2,334	¥22,057
Payables under securities lending transactions	1,539	1,774	1,477	—	4,790
Obligations to return securities received as collateral	2,468	43	189	—	2,700

Total	¥6,443	¥15,784	¥4,986	¥2,334	¥29,547

Secured borrowing by the class of collateral pledged at March 31, 2017 and September 30, 2017 was as follows:

	March 31, 2017
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,975	¥5,030	¥2,020	¥10,025
Foreign governments and official institutions bonds	13,195	—	1,101	14,296
Corporate bonds	636	1	117	754
Residential mortgage-backed securities	3,401	—	—	3,401
Other debt securities	205	—	3	208
Marketable equity securities	104	518	275	897
Others	33	—	—	33

Total	¥20,549	¥5,549	¥3,516	¥29,614

	September 30, 2017
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,244	¥4,014	¥860	¥7,118
Foreign governments and official institutions bonds	15,347	—	1,287	16,634
Corporate bonds	430	2	131	563
Residential mortgage-backed securities	3,840	—	—	3,840
Other debt securities	123	—	4	127
Marketable equity securities	37	774	418	1,229
Others	36	—	—	36

Total	¥22,057	¥4,790	¥2,700	¥29,547

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

10.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:
Balance at beginning of period	¥1,995,314	¥2,032,807
Net change during the period	(132,427)	253,088
Effect of adopting new guidance on consolidation of certain variable interest entities	5,509	—

Balance at end of period	¥1,868,396	¥2,285,895

Net debt valuation adjustments:
Balance at beginning of period	¥(2,080)	¥(10,632)
Net change during the period	866	(5,779)

Balance at end of period	¥(1,214)	¥(16,411)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥4,516	¥(8,729)
Net change during the period	19,205	(626)

Balance at end of period	¥23,721	¥(9,355)

Defined benefit plans:
Balance at beginning of period	¥(317,422)	¥(214,062)
Net change during the period	18,291	24,604

Balance at end of period	¥(299,131)	¥(189,458)

Foreign currency translation adjustments:
Balance at beginning of period	¥620,931	¥482,039
Net change during the period	(730,374)	(37,968)
Effect of adopting new guidance on consolidation of certain variable interest entities	(1,636)	—

Balance at end of period	¥(111,079)	¥444,071

Balance at end of period	¥1,480,693	¥2,514,742

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016			2017
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥(71,019)	¥19,199	¥(51,820)	¥540,758	¥(169,917)	¥370,841
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(120,742)	38,139	(82,603)	(175,398)	52,011	(123,387)

Net change	(191,761)	57,338	(134,423)	365,360	(117,906)	247,454
Net unrealized losses on investment securities attributable to noncontrolling interests			(1,996)			(5,634)

Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			(132,427)			253,088

Net debt valuation adjustments:
Net debt valuation adjustments	1,158	(364)	794	(8,218)	2,516	(5,702)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	105	(33)	72	(111)	34	(77)

Net change	1,263	(397)	866	(8,329)	2,550	(5,779)
Net debt valuation adjustments attributable to noncontrolling interests			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			866			(5,779)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains on derivatives qualifying for cash flow hedges	41,833	(16,752)	25,081	4,450	(1,641)	2,809
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(9,678)	3,802	(5,876)	(5,584)	2,149	(3,435)

Net change	32,155	(12,950)	19,205	(1,134)	508	(626)
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			19,205			(626)

Defined benefit plans:
Defined benefit plans	15,910	(6,798)	9,112	31,778	(10,240)	21,538
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	13,598	(4,340)	9,258	4,659	(1,588)	3,071

Net change	29,508	(11,138)	18,370	36,437	(11,828)	24,609
Defined benefit plans attributable to noncontrolling interests			79			5

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			18,291			24,604

Foreign currency translation adjustments:
Foreign currency translation adjustments	(833,911)	72,740	(761,171)	(35,954)	(2,932)	(38,886)
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	2,641	(464)	2,177	2,961	—	2,961

Net change	(831,270)	72,276	(758,994)	(32,993)	(2,932)	(35,925)
Foreign currency translation adjustments attributable to noncontrolling interests			(28,620)			2,043

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(730,374)			(37,968)

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥(824,439)			¥233,319

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale securities	¥(153,607)	¥(181,530)	Investment securities gains—net
Other	32,865	6,132

	(120,742)	(175,398)	Total before tax
	38,139	52,011	Income tax expense

	¥(82,603)	¥(123,387)	Net of tax

Net debt valuation adjustments	¥105	¥(111)	Equity in earnings of equity method investees—net

	105	(111)	Total before tax
	(33)	34	Income tax expense

	¥72	¥(77)	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(9,642)	¥(5,471)	Interest income on Loans, including fees
Other	(36)	(113)

	(9,678)	(5,584)	Total before tax
	3,802	2,149	Income tax expense

	¥(5,876)	¥(3,435)	Net of tax

Defined benefit plans
Net actuarial loss(1)	¥19,327	¥10,249
Prior service cost(1)	(5,273)	(3,518)
Loss (gain) on settlements and curtailment, and other(1)	(456)	(2,072)

	13,598	4,659	Total before tax
	(4,340)	(1,588)	Income tax expense

	¥9,258	¥3,071	Net of tax

Foreign currency translation adjustments	¥2,641	¥2,961	Other non-interest expenses

	2,641	2,961	Total before tax
	(464)	—	Income tax expense

	¥2,177	¥2,961	Net of tax

Total reclassifications for the period	¥(114,076)	¥(173,473)	Total before tax
	37,104	52,606	Income tax expense

	¥(76,972)	¥(120,867)	Net of tax

Note:	(1)	These Accumulated OCI components are included in the computation of net periodic benefit cost. See Note 7 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

11.    NONCONTROLLING INTERESTS

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the six months ended September 30, 2016 and 2017:

	Six months ended September 30,
	2016	2017
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥750,883	¥790,704
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	—	(34,751)
Other	—	54

Net transfers to the noncontrolling interest shareholders	—	(34,697)

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥750,883	¥756,007

12.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2017 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2017, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by MUAH whose fiscal period ends on December 31.

Cash Flow Hedges

MUAH uses interest rate swaps to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on the London Interbank Offered Rate (“LIBOR”) indexed loans, and to a lesser extent, to hedge interest rate risk on rollover debt.

MUAH used interest rate swaps with a notional amount of ¥1,220.8 billion at June 30, 2017 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed loans. To the extent effective, payments received or paid under the swap contract offset fluctuations in interest income on loans caused by changes in the relevant LIBOR index. MUAH used interest rate swaps with a notional

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

amount of ¥32.5 billion at June 30, 2017 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed short-term borrowings. At June 30, 2017, the weighted average remaining life of the active cash flow hedges was 4 years.

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in non-interest expense in the period in which they arise. At June 30, 2017, MUAH expects to reclassify approximately ¥2.7 billion of income from Accumulated OCI to net interest income during the twelve months ending June 30, 2018. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to June 30, 2017.

Fair Value Hedges

MUAH engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

For fair value hedges, any ineffectiveness is recognized in non-interest expense in the period in which it arises. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offsets with no impact on earnings. For the six months ended June 30, 2017, MUAH recorded losses on the hedging instruments and gains on the hedged liability, both of which were less than ¥1 billion.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2017 and September 30, 2017:

	Notional amounts(1)
	March 31, 2017	September 30, 2017
	(in trillions)
Interest rate contracts	¥1,252.7	¥1,240.5
Foreign exchange contracts	216.9	222.6
Equity contracts	4.7	6.7
Commodity contracts	0.5	0.4
Credit derivatives	6.0	6.2
Others	4.3	4.2

Total	¥1,485.1	¥1,480.6

Note:	(1)	Includes both written and purchased positions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2017 and September 30, 2017:

	Fair value of derivative instruments
	March 31, 2017(1)(5)			September 30, 2017(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥14,240	¥2	¥14,242	¥12,210	¥1	¥12,211
Foreign exchange contracts	4,301	—	4,301	3,742	—	3,742
Equity contracts	188	—	188	206	—	206
Commodity contracts	35	—	35	29	—	29
Credit derivatives	67	—	67	67	—	67
Others	2	—	2	1	—	1

Total derivative assets	¥18,833	¥2	¥18,835	¥16,255	¥1	¥16,256

Derivative liabilities:
Interest rate contracts	¥14,305	¥23	¥14,328	¥12,245	¥20	¥12,265
Foreign exchange contracts	4,084	—	4,084	3,752	—	3,752
Equity contracts	182	—	182	253	—	253
Commodity contracts	31	—	31	27	—	27
Credit derivatives	58	—	58	68	—	68
Others(6)	(121)	—	(121)	(92)	—	(92)

Total derivative liabilities	¥18,539	¥23	¥18,562	¥16,253	¥20	¥16,273

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)	The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUAH. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.
(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)	For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017.
(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income and Accumulated OCI by accounting designation for the six months ended September 30, 2016 and 2017:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2016:
Interest rate contracts	¥—	¥67	¥67
Foreign exchange contracts	179	—	179
Equity contracts	—	(20)	(20)
Commodity contracts	—	1	1
Credit derivatives	—	13	13
Others	2	(20)	(18)

Total	¥181	¥41	¥222

Six months ended September 30, 2017:
Interest rate contracts	¥—	¥(8)	¥(8)
Foreign exchange contracts	(158)	—	(158)
Equity contracts	—	(146)	(146)
Commodity contracts	—	—	—
Credit derivatives	—	(1)	(1)
Others	(1)	(38)	(39)

Total	¥(159)	¥(193)	¥(352)

Gains and losses for derivatives designated as cash flow hedges

	Six months ended September 30,
	2016	2017
	(in billions)
Gains recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥46	¥4

Total	¥46	¥4

Gains reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥10	¥6

Total	¥10	¥6

Note:	(1)	Included in Interest income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the accompanying condensed consolidated balance sheets with the host contract.

Credit Derivatives

The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2017 for a more detailed explanation and discussion of credit derivatives.

The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2017 and September 30, 2017:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2017:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥627,355	¥949,129	¥29,493	¥1,605,977	¥(21,005)
Non-investment grade	107,663	349,886	6,580	464,129	1,654
Not rated	5,973	5,981	—	11,954	(516)

Total	740,991	1,304,996	36,073	2,082,060	(19,867)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	7,000	198,335	63,767	269,102	(4,145)
Non-investment grade	17,000	52,145	21,316	90,461	(837)

Total	24,000	250,480	85,083	359,563	(4,982)

Index and basket credit default swaps held by MUSHD:
Investment grade(2)	14,000	72,192	1,000	87,192	(1,278)
Non-investment grade	21,000	73,000	—	94,000	(1,725)
Not rated	16,228	194,533	—	210,761	(11,734)

Total	51,228	339,725	1,000	391,953	(14,737)

Total index and basket credit default swaps sold	75,228	590,205	86,083	751,516	(19,719)

Total credit default swaps sold	816,219	1,895,201	122,156	2,833,576	(39,586)

Other credit derivatives sold(3)
Investment grade	—	78,553	—	78,553	—

Total credit derivatives	¥816,219	¥1,973,754	¥122,156	¥2,912,129	¥(39,586)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2017:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥542,236	¥995,380	¥65,303	¥1,602,919	¥(26,542)
Non-investment grade	151,212	303,399	6,790	461,401	(2,283)
Not rated	2,245	3,937	—	6,182	(262)

Total	695,693	1,302,716	72,093	2,070,502	(29,087)

Index and basket credit default swaps held by BTMU:
Investment grade(2)	18,000	81,624	104,041	203,665	(4,191)
Non-investment grade	3,000	63,129	10,146	76,275	(978)

Total	21,000	144,753	114,187	279,940	(5,169)

Index and basket credit default swaps held by MUSHD:
Investment grade(2)	21,000	106,763	23,500	151,263	(3,146)
Non-investment grade	15,000	45,000	—	60,000	(1,206)
Not rated	31,135	239,376	897	271,408	(16,300)

Total	67,135	391,139	24,397	482,671	(20,652)

Total index and basket credit default swaps sold	88,135	535,892	138,584	762,611	(25,821)

Total credit default swaps sold	783,828	1,838,608	210,677	2,833,113	(54,908)

Other credit derivatives sold(3)
Investment grade	—	78,911	—	78,911	5

Total credit derivatives	¥783,828	¥1,917,519	¥210,677	¥2,912,024	¥(54,903)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
(3)	Other credit derivatives primarily consist of total return swaps.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥33 billion and ¥2,327 billion, respectively, at March 31, 2017, and approximately ¥46 billion and ¥2,337 billion, respectively, at September 30, 2017.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain of the MUFG Group’s derivative instruments contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2017 and September 30, 2017 was approximately ¥1.0 trillion and ¥0.9 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥251 billion and ¥224 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥81 billion and ¥79 billion, respectively, as of March 31, 2017 and ¥68 billion and ¥76 billion, respectively, as of September 30, 2017.

13.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2017. The table below presents the contractual or notional amounts of such guarantees at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions)
Standby letters of credit and financial guarantees	¥3,775	¥3,878
Performance guarantees	2,968	3,079
Derivative instruments(1)(2)	44,249	43,752
Liabilities of trust accounts	9,561	9,253
Others	5	—

Total	¥60,558	¥59,962

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
(2)	Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2017 and September 30, 2017. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

At March 31, 2017:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,775	¥3,629	¥119	¥24	¥3
Performance guarantees	2,968	2,831	96	11	30

Total	¥6,743	¥6,460	¥215	¥35	¥33

At September 30, 2017:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(2)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥3,878	¥3,771	¥86	¥19	¥2
Performance guarantees	3,079	2,891	131	32	25

Total	¥6,957	¥6,662	¥217	¥51	¥27

Notes:	(1)	Borrowers classified as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons.
	(2)	Borrowers classified as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2017.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2017. The table below presents the contractual amounts with regard to such instruments at March 31, 2017 and September 30, 2017:

	March 31, 2017	September 30, 2017
	(in billions)
Commitments to extend credit	¥84,334	¥81,788
Commercial letters of credit	1,214	1,282
Commitments to make investments	135	143
Other	13	13

14.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Money Lending Business Act which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal).

Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Act. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Act so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Act. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Act.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥39,414 million and ¥30,857 million as of March 31, 2017 and September 30, 2017, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2016 and 2017 were not material.

Litigation

In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.

15.    VARIABLE INTEREST ENTITIES

In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

See Note 26 to the consolidated financial statements for the fiscal year ended March 31, 2017 for further information about the MUFG Group’s involvements with VIEs.

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2017 and September 30, 2017:

Consolidated VIEs	Consolidated assets
At March 31, 2017:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,332,485	¥48,688	¥34,690	¥23,423	¥1,485,377	¥5,733,202	¥7,105
Investment funds	712,694	—	9,020	511,924	15,611	—	176,139
Special purpose entities created for structured financing	226,380	—	2,310	—	—	172,008	52,062
Repackaged instruments	77,211	—	—	20,783	56,428	—	—
Securitization of the MUFG Group’s assets(1)	6,798,561	—	—	—	—	6,775,344	23,217
Trust arrangements	6,749,808	—	7,681	593	149,205	6,578,701	13,628
Others	65,883	350	30,853	—	52	16,905	17,723

Total consolidated assets before elimination	21,963,022	49,038	84,554	556,723	1,706,673	19,276,160	289,874
The amounts eliminated in consolidation	(6,789,161)	(48,852)	(72,506)	(16,914)	(69,086)	(6,562,970)	(18,833)

Total consolidated assets	¥15,173,861	¥186	¥12,048	¥539,809	¥1,637,587	¥12,713,190	¥271,041

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,357,874	¥—	¥5,397,811	¥1,379,498	¥580,565
Investment funds	2,882	—	—	—	2,882
Special purpose entities created for structured financing	135,667	—	573	128,804	6,290
Repackaged instruments	76,713	—	4,000	72,096	617
Securitization of the MUFG Group’s assets(1)	6,768,108	—	29,637	6,734,855	3,616
Trust arrangements	6,743,464	6,676,198	—	—	67,266
Others	65,031	—	45,450	1,834	17,747

Total consolidated liabilities before elimination	21,149,739	6,676,198	5,477,471	8,317,087	678,983
The amounts eliminated in consolidation	(10,843,144)	—	(3,034,973)	(7,766,722)	(41,449)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,687,133)	(6,676,198)	(2,420,454)	(2,394)	(588,087)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥619,462	¥—	¥22,044	¥547,971	¥49,447

Consolidated VIEs	Consolidated assets
At September 30, 2017:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,409,619	¥30,602	¥21,099	¥7,251	¥1,600,634	¥5,742,584	¥7,449
Investment funds	804,668	—	6,521	557,165	13,512	—	227,470
Special purpose entities created for structured financing	210,698	—	1,964	—	—	159,922	48,812
Repackaged instruments	112,879	—	—	16,638	96,241	—	—
Securitization of the MUFG Group’s assets(1)	11,335,610	—	—	—	—	11,310,184	25,426
Trust arrangements	6,604,632	—	8,381	317	153,134	6,423,380	19,420
Others	51,047	351	19,036	—	42	14,891	16,727

Total consolidated assets before elimination	26,529,153	30,953	57,001	581,371	1,863,563	23,650,961	345,304
The amounts eliminated in consolidation	(6,584,806)	(30,762)	(39,774)	(6,161)	(79,385)	(6,407,979)	(20,745)

Total consolidated assets	¥19,944,347	¥191	¥17,227	¥575,210	¥1,784,178	¥17,242,982	¥324,559

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Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,424,800	¥—	¥5,304,961	¥1,477,059	¥642,780
Investment funds	55,828	—	—	—	55,828
Special purpose entities created for structured financing	125,498	—	314	121,152	4,032
Repackaged instruments	111,951	—	13,194	94,531	4,226
Securitization of the MUFG Group’s assets(1)	11,302,407	—	29,849	11,266,685	5,873
Trust arrangements	6,597,674	6,520,112	—	—	77,562
Others	50,008	—	31,514	1,736	16,758

Total consolidated liabilities before elimination	25,668,166	6,520,112	5,379,832	12,961,163	807,059
The amounts eliminated in consolidation	(15,403,314)	—	(2,976,786)	(12,374,752)	(51,776)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,523,327)	(6,520,112)	(2,363,352)	(585)	(639,278)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥741,525	¥—	¥39,694	¥585,826	¥116,005

Note:	(1)	Securitization of the MUFG Group’s assets includes ¥5,793,956 million and ¥10,387,311 million of assets primarily consisting of loans and the same amounts of liabilities primarily consisting of long-term debt relating to eligible beneficiary interests in housing loan trusts as of March 31, 2017 and September 30, 2017, respectively. For more information, see analysis of each transaction category in Note 26 to the consolidated financial statements for the fiscal year ended March 31, 2017.

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs of which they are creditors or beneficial interest holders, and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2017 and September 30, 2017:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2017:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,604,929	¥5,608,909	¥4,383,707	¥1,072	¥1,236,094	¥3,146,541	¥—	¥1	¥1
Investment funds	30,591,880	1,674,567	1,396,830	200,651	829,641	356,828	9,710	98	98
Special purpose entities created for structured financing	40,710,546	4,717,235	3,699,415	279,471	147,543	3,207,369	65,032	4,657	4,657
Repackaged instruments	10,127,497	2,269,149	2,104,697	581,912	1,203,181	294,703	24,901	—	—
Others	52,012,087	3,731,571	2,723,625	98,289	83,629	2,462,462	79,245	18,539	18,539

Total	¥163,046,939	¥18,001,431	¥14,308,274	¥1,161,395	¥3,500,088	¥9,467,903	¥178,888	¥23,295	¥23,295

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2017:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,441,674	¥5,828,075	¥4,605,800	¥1,053	¥1,391,427	¥3,213,320	¥—	¥1	¥1
Investment funds	36,442,349	1,588,251	1,410,293	297,533	723,493	381,111	8,156	206	206
Special purpose entities created for structured financing	41,923,186	4,637,770	3,643,692	335,081	150,068	3,110,595	47,948	6,581	6,581
Repackaged instruments	8,964,605	2,173,225	2,094,314	844,913	973,966	251,656	23,779	—	—
Others	60,417,928	3,900,145	2,815,983	122,003	62,180	2,557,884	73,916	18,998	18,998

Total	¥177,189,742	¥18,127,466	¥14,570,082	¥1,600,583	¥3,301,134	¥9,514,566	¥153,799	¥25,786	¥25,786

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

16.    BUSINESS SEGMENTS

The business segment information, set forth below, is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following is a brief explanation of the MUFG Group’s business segments:

Retail Banking Business Group—Covers all retail businesses, including commercial banking, trust banking and securities businesses in Japan. This business group integrates the retail businesses of BTMU, MUTB, MUSHD, Mitsubishi UFJ NICOS and other subsidiaries as well as retail product development, promotion and marketing in a single management structure. At the same time, this business group has developed and implemented MUFG Plaza, a one-stop, comprehensive financial services concept that provides integrated banking, trust and securities services.

Corporate Banking Business Group—Covers all domestic corporate businesses, including commercial banking, investment banking, trust banking and securities businesses, as well as businesses outside of Japan, assisting mainly Japanese companies. Through the integration of these business lines, diverse financial products and services are provided to the MUFG Group’s corporate clients. This business group has strategic domains, sales channels and methods to match the different growth stages and financial needs of the MUFG Group’s corporate clients.

Global Business Group—Covers the businesses of BTMU and MUSHD outside Japan, including commercial banking such as loans, deposits and cash management services, investment banking, retail banking, trust assets and securities businesses (with the retail banking and trust assets businesses being conducted through MUFG Union Bank, N.A. and Krungsri), through a global network of nearly 1,200 offices outside Japan to provide customers with financial products and services that meet their increasingly diverse and sophisticated financing needs.

Trust Assets Business Group—Covers asset management and administration services for products such as pension trusts and security trusts by integrating the trust banking expertise of MUTB and the global network of BTMU. This business group provides a full range of services to corporate and other pension funds, including stable and secure pension fund management and administration, advice on pension schemes and payment of benefits to scheme members.

Global Markets Business Group—Covers asset and liability management and strategic investments of BTMU and MUTB, and sales and trading of financial products of BTMU, MUTB and MUSHD.

Other—Consists mainly of the corporate centers of MUFG, BTMU, MUTB and MUMSS. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The MUFG Group made modifications to refine the definition of the overseas Japanese corporate business, effective October 1, 2016, and made additional modifications for similar purposes, effective April 1, 2017. These modifications had the impact of increasing the operating profit of the Corporate Banking Business Group for the six months ended September 30, 2016 by ¥8.4 billion.

The MUFG Group also made modifications to the MUFG Group’s internal management accounting rules and practices to clarify the responsibility for profits of each business segment, effective October 1, 2016, and made additional modifications for similar purposes, effective April 1, 2017. These modifications had the following impact for the six months ended September 30, 2016:

•	increasing the operating profits of Retail Banking Business Group and Other by ¥0.2 billion and ¥10.4 billion, respectively; and

•	reducing the operating profits of the Corporate Banking Business Group, the Global Business Group and the Global Markets Business Group by ¥4.0 billion, ¥0.9 billion and ¥9.4 billion, respectively.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2016 and 2017.

	Customer Business
	Retail Banking Business Group	Corporate Banking Business Group(1)	Global Business Group(1)	Trust Assets Business Group	Total(1)	Global Markets Business Group	Other	Total
	(in billions)
Six months ended September 30, 2016:
Net revenue:	¥584.0	¥495.6	¥578.1	¥82.6	¥1,661.6	¥348.4	¥5.2	¥2,015.2
BTMU and MUTB:	243.0	403.6	200.7	35.1	836.2	256.9	71.6	1,164.7
Net interest income	168.2	162.9	92.2	—	404.9	93.1	127.7	625.7
Net fees	71.5	196.2	87.0	35.1	376.1	(2.6)	(44.8)	328.7
Other	3.3	44.5	21.5	—	55.2	166.4	(11.3)	210.3
Other than BTMU and MUTB(2)	341.0	92.0	377.4	47.5	825.4	91.5	(66.4)	850.5
Operating expenses	479.7	282.8	372.3	52.9	1,118.7	101.3	79.0	1,299.0

Operating profit (loss)	¥104.3	¥212.8	¥205.8	¥29.7	¥542.9	¥247.1	¥(73.8)	¥716.2

Six months ended September 30, 2017:
Net revenue:	¥599.8	¥480.4	¥633.6	¥91.3	¥1,712.3	¥319.8	¥28.3	¥2,060.4
BTMU and MUTB:	233.5	390.7	219.8	41.9	827.3	223.9	58.4	1,109.6
Net interest income	165.9	162.4	112.3	—	411.0	68.5	112.9	592.4
Net fees	64.9	187.0	86.8	41.9	366.2	(9.5)	(38.6)	318.1
Other	2.7	41.3	20.7	—	50.1	164.9	(15.9)	199.1
Other than BTMU and MUTB(2)	366.3	89.7	413.8	49.4	885.0	95.9	(30.1)	950.8
Operating expenses	474.9	290.2	426.7	57.5	1,172.9	112.6	86.1	1,371.6

Operating profit (loss)	¥124.9	¥190.2	¥206.9	¥33.8	¥539.4	¥207.2	¥(57.8)	¥688.8

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:

(1)	Net revenue, operating expenses, and operating profit relating to the overseas Japanese Corporate business were ¥78.7 billion, ¥69.0 billion, and ¥9.7 billion for the six months ended September 30, 2016, and ¥92.8 billion, ¥76.4 billion, and ¥16.4 billion for the six months ended September 30, 2017, respectively. To eliminate the double-counting of these amounts, adjustments have been made to the Total of Customer Business. These amounts have been restated in accordance with the modifications resulting in the restatement of the prior period business segment information.
(2)	Includes MUFG and its subsidiaries other than BTMU on a stand-alone basis and MUTB on a stand-alone basis.

Reconciliation

As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2016 and 2017 above to income before income tax expense shown in the accompanying condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2016	2017
	(in billions)
Operating profit	¥716	¥689
Credit for credit losses	59	187
Foreign exchange gains—net	1	23
Trading account profits (losses)—net	105	(50)
Equity investment securities gains—net	73	95
Debt investment securities losses—net	(36)	(5)
Equity in earnings of equity method investees—net	128	89
Other—net	(40)	(14)

Income before income tax expense	¥1,006	¥1,014

17.    FAIR VALUE

For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017. During the six months ended September 30, 2017, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2017 and September 30, 2017:

	At March 31, 2017
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥10,646,728	¥11,027,560	¥799,493	¥22,473,781
Debt securities
Japanese national government and Japanese government agency bonds	1,794,233	390,147	—	2,184,380
Japanese prefectural and municipal bonds	—	136,226	—	136,226
Foreign governments and official institutions bonds	7,764,734	466,151	1,836	8,232,721
Corporate bonds	—	3,305,520	25,521	3,331,041
Residential mortgage-backed securities	—	4,816,323	47,914	4,864,237
Asset-backed securities	—	280,502	654,814	935,316
Other debt securities	—	5,155	35,552	40,707
Commercial paper	—	1,084,421	—	1,084,421
Equity securities(2)	1,087,761	543,115	33,856	1,664,732
Trading derivative assets	112,687	18,619,331	101,100	18,833,118
Interest rate contracts	27,321	14,174,526	38,188	14,240,035
Foreign exchange contracts	9,661	4,270,548	20,455	4,300,664
Equity contracts	75,545	88,154	24,707	188,406
Commodity contracts	160	18,740	17,745	36,645
Credit derivatives	—	67,363	5	67,368
Investment securities:
Available-for-sale securities	30,214,302	8,538,271	337,526	39,090,099
Debt securities
Japanese national government and Japanese government agency bonds	23,053,677	2,772,611	—	25,826,288
Japanese prefectural and municipal bonds	—	1,015,489	—	1,015,489
Foreign governments and official institutions bonds	1,360,060	769,770	20,099	2,149,929
Corporate bonds	—	1,104,800	36,932	1,141,732
Residential mortgage-backed securities	—	1,188,903	15	1,188,918
Commercial mortgage-backed securities	—	77,297	2,971	80,268
Asset-backed securities	—	1,261,353	116,919	1,378,272
Other debt securities	—	10,199	160,590	170,789
Marketable equity securities	5,800,565	337,849	—	6,138,414
Other investment securities	—	—	26,292	26,292
Others(3)(4)	453,214	37,942	3,850	495,006

Total	¥41,426,931	¥38,223,104	¥1,268,261	¥80,918,296

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥128,292	¥1,392	¥—	¥129,684
Trading derivative liabilities	135,342	18,461,252	63,855	18,660,449
Interest rate contracts	45,539	14,249,439	9,637	14,304,615
Foreign exchange contracts	5,219	4,072,787	5,597	4,083,603
Equity contracts	84,514	66,482	31,019	182,015
Commodity contracts	70	14,730	17,375	32,175
Credit derivatives	—	57,814	227	58,041
Obligation to return securities received as collateral	3,423,936	92,296	—	3,516,232
Others(5)	—	376,724	28,432	405,156

Total	¥3,687,570	¥18,931,664	¥92,287	¥22,711,521

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2017
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥12,437,573	¥11,698,694	¥981,130	¥25,117,397
Debt securities
Japanese national government and Japanese government agency bonds	1,681,251	470,475	1,075	2,152,801
Japanese prefectural and municipal bonds	—	104,280	—	104,280
Foreign governments and official institutions bonds	9,292,742	468,019	900	9,761,661
Corporate bonds	—	3,274,382	33,551	3,307,933
Residential mortgage-backed securities	—	5,282,911	46,214	5,329,125
Asset-backed securities	—	399,664	826,699	1,226,363
Other debt securities	—	—	35,630	35,630
Commercial paper	—	1,093,750	—	1,093,750
Equity securities(2)	1,463,580	605,213	37,061	2,105,854
Trading derivative assets	93,551	16,065,597	96,258	16,255,406
Interest rate contracts	9,912	12,165,012	34,608	12,209,532
Foreign exchange contracts	1,813	3,723,066	16,944	3,741,823
Equity contracts	81,788	98,783	26,027	206,598
Commodity contracts	38	12,084	18,679	30,801
Credit derivatives	—	66,652	—	66,652
Investment securities:
Available-for-sale securities	27,150,763	9,356,429	320,338	36,827,530
Debt securities
Japanese national government and Japanese government agency bonds	19,530,854	2,977,769	—	22,508,623
Japanese prefectural and municipal bonds	—	1,250,611	—	1,250,611
Foreign governments and official institutions bonds	1,562,500	719,042	20,109	2,301,651
Corporate bonds	—	1,106,288	6,778	1,113,066
Residential mortgage-backed securities	—	1,460,064	15	1,460,079
Commercial mortgage-backed securities	—	79,986	2,884	82,870
Asset-backed securities	—	1,368,242	137,411	1,505,653
Other debt securities	—	9,945	153,141	163,086
Marketable equity securities	6,057,409	384,482	—	6,441,891
Other investment securities	—	—	25,564	25,564
Others(3)(4)	791,644	46,059	6,728	844,431

Total	¥40,473,531	¥37,166,779	¥1,430,018	¥79,070,328

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥71,580	¥1,166	¥—	¥72,746
Trading derivative liabilities	160,783	16,118,563	66,692	16,346,038
Interest rate contracts	19,542	12,210,073	15,681	12,245,296
Foreign exchange contracts	1,265	3,745,399	5,553	3,752,217
Equity contracts	139,975	86,514	26,888	253,377
Commodity contracts	1	9,268	18,356	27,625
Credit derivatives	—	67,309	214	67,523
Obligation to return securities received as collateral	2,593,258	106,654	—	2,699,912
Others(5)	—	480,968	31,615	512,583

Total	¥2,825,621	¥16,707,351	¥98,307	¥19,631,279

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)	Includes securities measured under the fair value option.
	(2)	Excludes certain investments valued at net asset value of private equity funds, whose fair values at March 31, 2017 were ¥13,150 million, and those at September 30, 2017 were ¥17,308 million, respectively. The amounts of unfunded commitments related to these private equity funds at March 31, 2017 were ¥27,735 million, and those at September 30, 2017 were ¥44,670 million, respectively. For the nature and details of private equity funds, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017.
	(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
	(4)	Excludes certain investments valued at net asset value of real estate funds and private equity funds, whose fair values at March 31, 2017 were ¥41 million, and ¥119 million, respectively, and those at September 30, 2017 were nil, and ¥149 million, respectively. For the nature and details of real estate funds and private equity funds, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017.
	(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.

Transfers Between Level 1 and Level 2

During the six months ended September 30, 2016 and 2017, the transfers between Level 1 and Level 2 were as follows:

	Six months ended September 30,
	2016		2017
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Investment securities:
Available-for-sale securities
Marketable equity securities	¥20,689	¥4,578	¥1,981	¥3,839

Note:	(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the period.

In general, the transfers from Level 1 into Level 2 comprised of securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were no longer available at the end of the period. The transfers from Level 2 into Level 1 comprised of securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2016 and 2017. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (that is, inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

		Total gains (losses) for the period												Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2016
	March 31, 2016	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		September 30, 2016
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥879,946	¥(86,056	)(2)	¥—	¥136,497	¥—	¥(67,356)	¥(118,887)	¥48,105		¥(26,875)		¥765,374	¥(80,271	)(2)
Debt securities
Japanese national government and Japanese government agency bonds	—	(1,203)		—	—	—	—	—	11,315		—		10,112	(1,203)
Japanese prefectural and municipal bonds	2,467	84		—	—	—	(2,551)	—	—		—		—	—
Foreign governments and official institutions bonds	57,470	(5,793)		—	16,168	—	(16,302)	(50,611)	—		(6)		926	(132)
Corporate bonds	98,236	(5,524)		—	2,063	—	(1,058)	(55,571)	36,790	(6)	(26,869	)(6)	48,067	(5,098)
Residential mortgage-backed securities	23,540	(9,188)		—	38,086	—	—	(3,956)	—		—		48,482	(8,817)
Asset-backed securities	630,247	(61,503)		—	79,336	—	(47,445)	(7,914)	—		—		592,721	(61,717)
Other debt securities	35,944	(3,807)		—	—	—	—	—	—		—		32,137	(3,807)
Equity securities	32,042	878		—	844	—	—	(835)	—		—		32,929	503
Trading derivatives—net	31,254	6,608	(2)	(911)	544	(417)	—	(7,722)	1,535		(3,134)		27,757	14,318	(2)
Interest rate contracts—net	38,213	(496)		(597)	—	—	—	(4,428)	1,139		(817)		33,014	3,205
Foreign exchange contracts—net	1,235	417		105	477	(10)	—	(1,289)	396		(2,354)		(1,023)	1,231
Equity contracts—net	(7,915)	7,279		(384)	56	(56)	—	(2,125)	—		37		(3,108)	9,678
Commodity contracts—net	(345)	(250)		(18)	11	(351)	—	97	—		—		(856)	415
Credit derivatives—net	66	(342)		(17)	—	—	—	23	—		—		(270)	(211)
Investment securities:
Available-for-sale securities	375,274	(1,944	)(3)	(49,778)	138,693	—	(42)	(156,705)	39		(5,681)		299,856	151	(3)
Debt securities
Foreign governments and official institutions bonds	20,941	—		(2,674)	258	—	—	(255)	—		—		18,270	—
Corporate bonds	23,595	408		(513)	9,086	—	(42)	(4,964)	39	(6)	(5,681	)(6)	21,928	151
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	3,764	—		(400)	—	—	—	(43)	—		—		3,321	—
Asset-backed securities	158,281	(2,352)		(21,435)	120,722	—	—	(142,666)	—		—		112,550	—
Other debt securities	168,678	—		(24,756)	8,627	—	—	(8,777)	—		—		143,772	—
Other investment securities	24,689	2,487	(4)	—	2,077	—	(3,162)	(13)	—		—		26,078	(301	)(4)
Others	846	(175	)(4)	(140)	448	—	(25)	—	1,454		—		2,408	(328	)(4)

Total	¥1,312,009	¥(79,080)		¥(50,829)	¥278,259	¥(417)	¥(70,585)	¥(283,327)	¥51,133		¥(35,690)		¥1,121,473	¥(66,431)

Liabilities
Others	¥(9,821)	¥4,188	(4)	¥5,993	¥—	¥837	¥—	¥(8,530)	¥6,791		¥(15,678)		¥(36,582)	¥6,001	(4)

Total	¥(9,821)	¥4,188		¥5,993	¥—	¥837	¥—	¥(8,530)	¥6,791		¥(15,678)		¥(36,582)	¥6,001

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period												Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2017
	March 31, 2017	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		September 30, 2017
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥799,493	¥18,075	(2)	¥—	¥522,384	¥—	¥(128,188)	¥(240,479)	¥20,416		¥(10,571)		¥981,130	¥18,905	(2)
Debt securities
Japanese national government and Japanese government agency bonds	—	(4)		—	1,079	—	—	—	—		—		1,075	(4)
Foreign governments and official institutions bonds	1,836	341		—	37,112	—	(37,369)	(47)	—		(973)		900	69
Corporate bonds	25,521	(1,979)		—	3,170	—	(533)	(3,347)	20,317	(6)	(9,598	)(6)	33,551	(1,957)
Residential mortgage-backed securities	47,914	2,344		—	—	—	—	(4,044)	—		—		46,214	2,306
Asset-backed securities	654,814	16,454		—	476,136	—	(88,454)	(232,251)	—		—		826,699	18,037
Other debt securities	35,552	78		—	—	—	—	—	—		—		35,630	79
Equity securities	33,856	841		—	4,887	—	(1,832)	(790)	99		—		37,061	375
Trading derivatives—net	37,245	7,470	(2)	133	568	(1,385)	—	(13,829)	1,817		(2,453)		29,566	10,436	(2)
Interest rate contracts—net	28,551	(303)		(93)	—	—	—	(6,231)	(3,399)		402		18,927	400
Foreign exchange contracts—net	14,858	(5,533)		115	235	(228)	—	189	5,216		(3,461)		11,391	(2,516)
Equity contracts—net	(6,312)	13,082		112	332	(794)	—	(7,887)	—		606		(861)	11,710
Commodity contracts—net	370	261		(1)	1	(363)	—	55	—		—		323	880
Credit derivatives—net	(222)	(37)		—	—	—	—	45	—		—		(214)	(38)
Investment securities:
Available-for-sale securities	337,526	2,053	(3)	(10,705)	139,993	—	(30)	(118,202)	93		(30,390)		320,338	(69	)(3)
Debt securities
Foreign governments and official institutions bonds	20,099	—		(184)	248	—	—	(54)	—		—		20,109	—
Corporate bonds	36,932	115		(17)	521	—	(30)	(446)	93	(6)	(30,390	)(6)	6,778	(69)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,971	—		(49)	—	—	—	(38)	—		—		2,884	—
Asset-backed securities	116,919	1,938		(4,971)	139,224	—	—	(115,699)	—		—		137,411	—
Other debt securities	160,590	—		(5,484)	—	—	—	(1,965)	—		—		153,141	—
Other investment securities	26,292	(648	)(4)	—	1,366	—	(1,194)	—	—		(252)		25,564	(1,280	)(4)
Others	3,850	(275	)(4)	(121)	3,277	—	(3)	—	—		—		6,728	(362	)(4)

Total	¥1,204,406	¥26,675		¥(10,693)	¥667,588	¥(1,385)	¥(129,415)	¥(372,510)	¥22,326		¥(43,666)		¥1,363,326	¥27,630

Liabilities
Others	¥28,432	¥(24,919	)(4)	¥(595)	¥—	¥4,243	¥—	¥(13,055)	¥1,888		¥(15,407)		¥31,615	¥(18,694	)(4)

Total	¥28,432	¥(24,919)		¥(595)	¥—	¥4,243	¥—	¥(13,055)	¥1,888		¥(15,407)		¥31,615	¥(18,694)

Notes:	(1)	Includes Trading securities measured under the fair value option.
	(2)	Included in Trading account profits—net and in Foreign exchange losses—net.
	(3)	Included in Investment securities gains—net.
	(4)	Included in Trading account profits—net.
	(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period.
	(6)	Transfers into (out of) Level 3 for corporate bonds were mainly caused by the decrease (increase) in liquidity.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2017	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥20,099	Return on equity method	Probability of default	0.1%~0.4%	0.3%
			Recovery rate	60.0%~70.0%	67.0%
			Market-required return on capital	8.0%~10.0%	9.0%
Corporate bonds	19,313	Discounted cash flow	Probability of default	4.4%~8.8%	5.6%
			Recovery rate	41.0%~81.2%	42.8%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	108,132	Discounted cash flow	Probability of default	1.2%~5.3%	4.3%
			Recovery rate	60.0%~76.0%	64.7%
	650,814	Internal model(4)	Asset correlations	7.0%~11.0%	11.0%
			Discount factor	1.2%~1.4%	1.2%
			Prepayment rate	9.5%~29.5%	29.3%
			Probability of default	0.0%~83.1%	— (3)
			Recovery rate	52.8%~80.9%	80.6%
Other debt securities	35,552	Discounted cash flow	Liquidity premium	0.5%~1.0%	0.6%
	160,479	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	40.0%~90.0%	71.1%
			Market-required return on capital	8.0%~10.0%	9.7%

At March 31, 2017	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	28,297	Option model	Probability of default	0.1%~13.2%
			Correlation between interest rates	36.0%~100.0%
			Correlation between interest rate and foreign exchange rate	20.4%~48.8%
			Recovery rate	41.0%~48.0%
			Volatility	21.6%~100.0%
Foreign exchange contracts—net	14,890	Option model	Probability of default	0.1%~8.7%
			Correlation between interest rates	40.3%~74.0%
			Correlation between interest rate and foreign exchange rate	46.4%~50.7%
			Correlation between underlying assets	85.0%
			Recovery rate	41.0%~48.0%
			Volatility	16.8%~20.6%
Equity contracts—net	(6,659)	Option model	Correlation between interest rate and equity	33.3%~39.0%
			Correlation between foreign exchange rate and equity	3.0%~69.2%
			Correlation between equities	25.5%~81.3%
			Volatility	29.8%~127.4%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2017	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥20,109	Return on equity method	Probability of default	0.1%~0.4%	0.3%
			Recovery rate	60.0%~70.0%	66.7%
			Market-required return on capital	8.0%~10.0%	9.5%
Corporate bonds	3,323	Discounted cash flow	Probability of default	8.1%	8.1%
			Recovery rate	41.0%~68.3%	45.9%
Residential mortgage- backed securities, Commercial mortgage- backed securities and Asset-backed securities	124,629	Discounted cash flow	Probability of default	1.2%~5.3%	4.4%
			Recovery rate	60.0%~76.0%	67.1%
	826,699	Internal model(4)	Asset correlations	11.0%	11.0%
			Discount factor	1.1%	1.1%
			Prepayment rate	40.5%	40.5%
			Probability of default	0.0%~87.9%	— (3)
			Recovery rate	71.5%	71.5%
Other debt securities	35,630	Discounted cash flow	Liquidity premium	0.5%~1.0%	0.6%
	153,030	Return on equity method	Probability of default	0.0%~25.0%	0.4%
			Recovery rate	40.0%~90.0%	71.6%
			Market-required return on capital	8.0%~10.0%	9.7%

At September 30, 2017	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	18,732	Option model	Probability of default	0.0%~12.6%
			Correlation between interest rates	35.7%~51.4%
			Correlation between interest rate and foreign exchange rate	20.9%~51.5%
			Recovery rate	41.0%~48.0%
			Volatility	18.9%~100.0%
			Probability of prepayment	100.0%
Foreign exchange contracts—net	11,424	Option model	Probability of default	0.0%~12.6%
			Correlation between interest rates	40.3%~74.0%
			Correlation between interest rate and foreign exchange rate	46.4%~50.7%
			Correlation between underlying assets	85.0%
			Recovery rate	41.0%~48.0%
			Volatility	12.3%~17.8%
Equity contracts—net	(5,598)	Option model	Correlation between interest rate and equity	13.7%~39.0%
			Correlation between foreign exchange rate and equity	3.0%~68.5%
			Correlation between equities	21.8%~82.9%
	5,313	Discounted cash flow	Term of litigation	2.5 years

Notes:	(1)	The fair value as of March 31, 2017 and September 30, 2017 excludes the fair value of investments valued using vendor prices.
	(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
	(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs” in Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017.
	(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Sensitivity to and range of unobservable inputs

For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017.

Valuation Process for Level 3 Fair Value Measurements

The MUFG Group establishes valuation policies and procedures for measuring fair value, for which the risk management departments ensure that the valuation techniques used are logical, appropriate and consistent with market information. The financial accounting offices ensure that the valuation techniques are consistent with the accounting policies. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017 for further information on the MUFG Group’s valuation process and a detailed discussion of the determination of fair value for individual financial instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017 for further information on assets and liabilities measured at fair value on a nonrecurring basis.

The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2017 and September 30, 2017:

	March 31, 2017				September 30, 2017
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)	¥—	¥—	¥2,224	¥2,224	¥—	¥—	¥1,397	¥1,397
Loans	4,941	9,020	219,963	233,924	4,746	12,179	258,715	275,640
Loans held for sale	—	—	6,480	6,480	—	—	25,339	25,339
Collateral dependent loans	4,941	9,020	213,483	227,444	4,746	12,179	233,376	250,301
Premises and equipment	—	—	3,507	3,507	—	—	7,960	7,960
Intangible assets	—	—	1,652	1,652	—	—	8,458	8,458
Goodwill	—	—	4,869	4,869	—	—	—	—
Other assets	—	—	6,872	6,872	92,223	—	3,841	96,064
Investments in equity method investees(1)	—	—	—	—	92,223	—	—	92,223
Other	—	—	6,872	6,872	—	—	3,841	3,841

Total	¥4,941	¥9,020	¥239,087	¥253,048	¥96,969	¥12,179	¥280,371	¥389,519

Note:	(1)	Excludes certain investments valued at net asset value of ¥15,884 million and ¥10,340 million at March 31, 2017 and September 30, 2017, respectively. The unfunded commitments related to these investments are ¥5,359 million and ¥1,167 million at March 31, 2017 and September 30, 2017, respectively. These investments are in private equity funds. For the nature and details of private equity funds, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2016 and 2017:

	Losses for the six months ended September 30,
	2016	2017
	(in millions)
Investment securities	¥388	¥284
Loans	32,889	25,781
Loans held for sale	343	249
Collateral dependent loans	32,546	25,532
Premises and equipment	4,706	6,227
Intangible assets	968	16,591
Other assets	2,271	28,395
Investments in equity method investees	1,820	27,985
Other	451	410

Total	¥41,222	¥77,278

Fair Value Option

For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017.

The following table presents the gains or losses recorded for the six months ended September 30, 2016 and 2017 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2016			2017
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥153,101	¥(2,446,921)	¥(2,293,820)	¥90,632	¥460,947	¥551,579

Total	¥153,101	¥(2,446,921)	¥(2,293,820)	¥90,632	¥460,947	¥551,579

Financial liabilities:
Other short-term borrowings(1)	¥(7,129)	¥—	¥(7,129)	¥2,054	¥—	¥2,054
Long-term debt(1)	(100,379)	—	(100,379)	1,172	—	1,172

Total	¥(107,508)	¥—	¥(107,508)	¥3,226	¥—	¥3,226

Note:	(1)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2017 and September 30, 2017 for long-term debt instruments for which the fair value option has been elected:

	March 31, 2017			September 30, 2017
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥404,510	¥377,423	¥(27,087)	¥369,452	¥348,196	¥(21,256)

Total	¥404,510	¥377,423	¥(27,087)	¥369,452	¥348,196	¥(21,256)

Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2017 and September 30, 2017:

	At March 31, 2017
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥25,683	¥25,683	¥25,683	¥—	¥—
Interest-earning deposits in other banks	38,327	38,327	—	38,327	—
Call loans and funds sold	704	704	—	704	—
Receivables under resale agreements	8,188	8,188	—	8,188	—
Receivables under securities borrowing transactions	11,003	11,003	—	11,003	—
Investment securities(1)(2)	3,688	3,808	1,206	1,144	1,458
Loans, net of allowance for credit losses(3)	117,033	118,765	5	257	118,503
Other financial assets(4)	5,827	5,827	—	5,827	—
Financial liabilities:
Deposits
Non-interest-bearing	¥29,486	¥29,486	¥—	¥29,486	¥—
Interest-bearing	160,928	160,948	—	160,948	—
Total deposits	190,414	190,434	—	190,434	—
Call money and funds purchased	1,975	1,975	—	1,975	—
Payables under repurchase agreements	16,081	16,081	—	16,081	—
Payables under securities lending transactions	5,549	5,549	—	5,549	—
Due to trust account	3,335	3,335	—	3,335	—
Other short-term borrowings	7,857	7,857	—	7,857	—
Long-term debt	27,475	27,627	—	27,627	—
Other financial liabilities	6,094	6,094	—	6,094	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2017
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥30,987	¥30,987	¥30,987	¥—	¥—
Interest-earning deposits in other banks	39,128	39,128	—	39,128	—
Call loans and funds sold	757	757	—	757	—
Receivables under resale agreements	6,701	6,701	—	6,701	—
Receivables under securities borrowing transactions	9,839	9,839	—	9,839	—
Investment securities(1)(2)	3,330	3,449	1,201	1,106	1,142
Loans, net of allowance for credit losses(3)	117,319	118,767	5	261	118,501
Other financial assets(4)	7,372	7,372	—	7,372	—
Financial liabilities:
Deposits
Non-interest-bearing	¥28,367	¥28,367	¥—	¥28,367	¥—
Interest-bearing	163,430	163,440	—	163,440	—
Total deposits	191,797	191,807	—	191,807	—
Call money and funds purchased	2,529	2,529	—	2,529	—
Payables under repurchase agreements	17,119	17,119	—	17,119	—
Payables under securities lending transactions	4,790	4,790	—	4,790	—
Due to trust account	3,088	3,088	—	3,088	—
Other short-term borrowings	8,037	8,037	—	8,037	—
Long-term debt	29,866	30,028	—	30,028	—
Other financial liabilities	6,952	6,952	—	6,952	—

Notes:	(1)	Includes impaired securities measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(2)	Excludes cost-method investments of ¥429 billion and ¥430 billion at March 31, 2017 and September 30, 2017, respectively, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
	(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(4)	Excludes investments in equity method investees of ¥2,200 billion and ¥2,216 billion at March 31, 2017 and September 30, 2017, respectively.

For additional information regarding the financial instruments within the scope of this disclosure, and the methods and significant assumptions used by the MUFG Group to estimate their fair values of financial instruments that are not recorded at fair value in the accompanying condensed consolidated balance sheets, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2017.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2017 and September 30, 2017 was not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

18.    INVESTMENTS IN EQUITY METHOD INVESTEES

Summarized Financial Information of the MUFG Group’s Equity Method Investee

Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2016 and 2017 are as follows:

	2016	2017
	(in billions)
Net revenues	¥1,876	¥2,077
Total non-interest expenses	1,364	1,508
Income from continuing operations before income taxes	512	569
Net income applicable to Morgan Stanley	335	393

19.    SUBSEQUENT EVENTS

Approval of Dividends

On November 14, 2017, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥9 per share of Common stock, totaling ¥119,890 million, that were payable on December 5, 2017 to the shareholders of record on September 30, 2017.

Repurchase and Cancellation of own shares

From November 15, 2017 to December 22, 2017, MUFG repurchased 127,666,900 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion, in aggregate, in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2017. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 200,000,000 shares, which represents the equivalent of 1.50% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On January 22, 2018, MUFG will cancel all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2017.

Announcement to redeem “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On December 5, 2017, the Board of Directors of MUFG approved to redeem in total ¥150 billion of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 6 Limited, a special purpose company established in the Cayman Islands. MUFG plans to redeem these securities on January 25, 2018. The securities were previously accounted for as part of MUFG’s Tier 1 capital at September 30, 2017 under its capital adequacy requirements, subject to certain limitations.

Acquisition of shares in Bank Danamon in Indonesia

On December 26, 2017, BTMU entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other affiliated entities (the “Sellers”) to acquire their 73.8% equity interests in an Indonesian bank, PT Bank Danamon Indonesia, Tbk. (“Danamon”), subject to applicable regulatory approvals.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Danamon provides banking and financial products and services to consumer, micro-finance, small and medium enterprise (“SME”) and corporate customers, with a network of around 1,800 offices in Indonesia.

BTMU intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s growing economy as well as local companies seeking to expand into the region. This investment is also expected to strategically allow BTMU to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia.

This strategic investment by BTMU will be executed through three steps (the “Proposed Transaction”), and the completion of the Proposed Transaction will result in BTMU becoming the largest shareholder in Danamon and Danamon becoming a consolidated subsidiary of BTMU.

In Step 1, BTMU acquired an initial 19.9% equity interest in Danamon from the Sellers on December 29, 2017, based on a price of IDR 8,323 (approximately ¥70(1)) per share, for an investment amount of IDR 15,875 billion (approximately ¥133 billion(1)). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017 with certain adjustments applied. AFI continues to be the majority shareholder in Danamon after closing of Step 1.

In Step 2, BTMU intends to seek regulatory approvals and other relevant approvals to acquire an additional 20.1% to increase its equity interest in Danamon to 40%. This step is expected to close between April and September of 2018, subject to receiving these approvals. The prices for Danamon’s shares in Step 2 will be based on a similar approach to Step 1.

In Step 3, upon completion of Step 2, BTMU intends to seek the necessary approvals to increase its equity interest in Danamon beyond the 40%, and this will provide an opportunity for all other existing Danamon shareholders to either remain as shareholders or receive cash from BTMU. With the closing of Step 3, BTMU’s final equity interest in Danamon is expected to be above 73.8%. The prices for Danamon’s shares in Step 3 will be based on a similar approach as Step 1.

Note:

(1)	Calculated based on the exchange rate of IDR1 = ¥0.0084

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2016			2017
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥38,248,842	¥36,982	0.19%	¥39,338,458	¥57,768	0.29%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	12,877,120	31,224	0.48	16,126,497	36,109	0.45
Trading account assets	28,946,402	212,587	1.46	24,484,830	224,262	1.83
Investment securities	44,140,883	187,835	0.85	40,315,433	185,852	0.92
Loans	117,685,872	997,030	1.69	117,324,455	1,098,107	1.87

Total interest-earning assets	241,899,119	1,465,658	1.21	237,589,673	1,602,098	1.34

Non-interest-earning assets:
Cash and due from banks	17,156,264			32,816,648
Other non-interest-earning assets	49,873,160			48,591,163
Allowance for credit losses	(1,109,717)			(1,179,797)

Total non-interest-earning assets	65,919,707			80,228,014

Total assets	¥307,818,826			¥317,817,687

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥153,716,513	¥165,897	0.22%	¥163,479,788	¥240,723	0.29%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	33,270,607	31,379	0.19	26,435,533	57,620	0.43
Due to trust account, other short-term borrowings, and trading account liabilities	12,084,935	27,338	0.45	13,043,515	41,919	0.64
Long-term debt	22,333,643	135,631	1.21	28,208,447	141,590	1.00

Total interest-bearing liabilities	221,405,698	360,245	0.32	231,167,283	481,852	0.42

Non-interest-bearing liabilities	71,277,085			71,370,061

Total equity	15,136,043			15,280,343

Total liabilities and equity	¥307,818,826			¥317,817,687

Net interest income and interest rate spread		¥1,105,413	0.89%		¥1,120,246	0.92%

Net interest income as a percentage of total interest-earning assets			0.91%			0.94%